Form 20-F
period 2022-12-31
Achilles Therapeutics plc
filed 2023-03-07
CIK 1830749

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40299

Achilles Therapeutics plc

(Exact name of registrant as specified in its charter)

England and Wales	2836	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number) Daniel C.C. Hood General Counsel and Company Secretary	(I.R.S. Employer Identification No.)
	245 Hammersmith Road London W6 8PW United Kingdom Telephone: +44 (0)20 8154 4600 Email: legal@achillestx.com
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value of £0.001 per share	ACHL	Nasdaq Global Select Market
Ordinary shares, nominal value £0.001 per share*		Nasdaq Global Select Market *

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

Ordinary shares, nominal value £0.001 per share: 40,932,727 as of December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Auditor Name: KPMG, LLP	Auditor Location:	Reading, United Kingdom	Auditor Firm ID:	1118

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

Our audited consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB. Our consolidated financial statements are presented in U.S. Dollars. All references in this Annual Report to “$” are to U.S. dollars and all references to “£” and “GBP” are to pounds sterling. Unless otherwise indicated, certain pounds sterling amounts contained in this Annual Report have been translated into U.S. dollars at the rate of $1.2103 to £1.00, on December 31, 2022, the last business day of our fiscal period ended December 31, 2022. Throughout this Annual Report, references to “ADSs” mean American Depositary Shares or ordinary shares represented by American Depositary Shares, as the case may be.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. The forward-looking statements are contained principally in Part I, Item 4.B “Business Overview,” Part I, Item 3.D. “Risk Factors,” and Part I, Item 5. “Operating and Financial Review and Prospects,” but are also contained elsewhere in this Annual Report. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe we have a reasonable basis for each forward-looking statement contained in this Annual Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain.

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
•
our ability to continue to innovate, improve and develop our technology platform, including continuing to develop and improve our PELEUS Artificial Intelligence, or AI-powered platform and VELOS manufacturing process and to evaluate new approaches to our manufacturing process;
•
our ability to expand our Material Acquisition Platform, or MAP, network of clinical sites;
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
•
regulatory developments in the United States, the United Kingdom, the European Union, or the EU, and other countries and regions;
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
•
whether we are classified as a controlled foreign corporation and/or passive foreign investment company for current and future periods; and
•
our ability to overcome the challenges posed by the COVID-19 pandemic, global economic uncertainty and geo-political events, including the ongoing conflict between Russia and Ukraine, to the conduct of our business. This has led to significant increases in commodity prices, energy and fuel prices, credit and capital market instability and supply chain interruptions which have led to increasing inflation. This may in turn adversely impact our ability to deliver our goals.

In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which we operate are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are our expectations regarding risks and uncertainties related to the impact of the ongoing COVID-19 pandemic, global economic uncertainty and geo-political events, including the war between Russia and Ukraine, on our business, operations, strategy, goals and anticipated milestones, including our ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, and our ability to obtain and maintain requisite regulatory approvals and to enroll patients in our planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings, our reliance on collaborations with third parties, estimating the commercial potential of our development programs and other risks indicated in the risk factors included in this report and other filings with the U.S. Securities and Exchange Commission, or the SEC.

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
o
Our business is highly dependent on the success of our product candidate, ATL001, which was developed based on our PELEUS AI-powered platform and utilizing our VELOS manufacturing process. All of our future product candidates are based, or will be based, on the same technologies and the failure of ATL001 may adversely affect their development.
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

•
Risks Related to our Business Operations and Growth

o
The COVID-19 pandemic, and the proliferation of variants capable of escaping the coverage of available vaccines, has caused, and could continue to cause, severe disruptions in the global economy and could seriously harm our development efforts, increase our costs and expenses and have a material adverse effect on our business, financial condition and results of operations.
o
Geo-political events, including the ongoing conflict between Russia and Ukraine, have created global economic uncertainty. This has led to significant increases in commodity prices, energy and fuel prices, credit and capital market instability and supply chain interruptions which have led to increasing inflation. This may have a material adverse affect on our business prospects, financial condition and results of operations.
o
We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

PART I

Item 1. Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. [Reserved.]

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Our business faces significant risks. You should carefully consider all of the information set forth in this Annual Report and in our other filings with the SEC including the following risk factors which we face and which are faced by our industry, any of which could materially adversely affect our business, financial condition, or results of operations. The risks and uncertainties summarized and described below are not intended to be exhaustive and are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, prospects, financial condition and results of operations. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors including the risks described below and elsewhere in this Annual Report and our other SEC filings. See also the “Cautionary Statement Regarding Forward-Looking Statements” above.

RISKS RELATED TO OUR FINANCIAL POSITION AND CAPITAL NEEDS

Risks Related to our Financial Condition

We have incurred significant losses since inception, and we expect to incur losses over the next several years and may not be able to achieve or sustain revenues or profitability in the future.

Investment in biopharmaceutical product development is a highly speculative undertaking and entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. We are still in the early stages of development of ATL001 for our lead indications in advanced non-small cell lung cancer, or NSCLC, metastatic or recurrent melanoma. We have no products approved for commercial sale and have not generated any revenue from product sales to date, and we continue to, and will for the foreseeable future, incur significant research and development and other expenses related to our ongoing operations. We have financed our operations primarily through private placements of our preferred shares and our initial public offering, or IPO, which we completed in April 2021.

We have incurred significant operating losses in each period since our inception in May 2016. For the years ended December 31, 2022 and 2021, we reported net losses of $71.2 million and $61.1 million, respectively. As of December 31, 2022, we had an accumulated deficit of $190.3 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase substantially in connection with our ongoing activities, particularly if and as we:

•
continue to develop our pipeline of discovery programs and conduct research and clinical activities for our existing programs for advanced NSCLC, metastatic or recurrent melanoma, HNSCC and other solid tumors;
•
continue to innovate, improve and develop our technology platform, including continuing to develop and improve our PELEUS AI-powered platform and VELOS manufacturing process and to evaluate new approaches to our manufacturing process;
•
expand our MAP network to increase our network of clinical sites;
•
advance the development of our current programs, additional follow-on indications and any future product candidates into additional tumor indications;
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

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Accordingly, our failure to become and remain profitable would decrease our value and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.

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
•
our ability to complete investigational new drug, or IND, enabling activities, and successfully submit IND applications or comparable applications for ATL001 in additional follow-on indications or any future product candidates;
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
•
our ability to demonstrate to the satisfaction of the FDA, the EMA, the MHRA and similar foreign regulatory authorities the safety, potency, purity, efficacy and acceptable risk to benefit profile of our current programs, additional follow-on indications for ATL001, or any future product candidates and such regulatory authorities’ acceptance of our cNeT therapy-based development strategy;
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

Since our inception, we have invested a significant portion of our efforts and financial resources in research and development activities for our PELEUS AI-powered platform, our VELOS manufacturing process, development of our lead programs for ATL001 and identification and development of follow-on indications for ATL001. Clinical trials and additional research and development activities will require substantial funds to complete. We expect our expenses to increase in parallel with our ongoing activities, particularly as we continue the research and clinical development activities of our current programs, including our ongoing Phase I/IIa clinical trials of ATL001 in advanced NSCLC and metastatic or recurrent melanoma, our planned Phase I/IIa clinical trial of ATL001 in HNSCC and our ongoing and planned IND-enabling activities for ATL001 in follow-on indications, such as renal cell carcinoma, or RCC. In addition, if we obtain marketing approval for any product candidate, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. We have incurred and expect to continue to incur significant additional costs associated with operating as a public company.

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

We had cash and cash equivalents of $173.3 million as of December 31, 2022. We believe that, based upon our current operating plan, our existing capital resources will be sufficient to fund our anticipated operations into the middle of 2025. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. In addition, because the design and outcome of our ongoing, planned and anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of any product candidate. Our future capital requirements will depend on many factors, including:

•
the scope, progress, results and costs of research activities and clinical trials for our current programs, additional follow-on indications for ATL001 and any future product candidates, including any additional expenses attributable to adjusting our development plans in response to the COVID-19 pandemic;
•
the continued development and expansion of our PELEUS AI-powered platform;
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
•
regulatory authority acceptance of INDs, clinical trial applications or similar applications required for us to commence our planned clinical trials or future clinical trials;
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

•
the quality of our product candidates or other materials necessary to conduct research activities or clinical trials of ATL001 or any future product candidates may be insufficient or inadequate, and our PELEUS AI-powered platform may not be able to accurately identify clonal neoantigens that are effective to treat solid tumors;
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

In addition, disruptions caused by the COVID-19 pandemic, global economic uncertainty and geo-political events may increase the likelihood that we encounter difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. If we are required to conduct additional clinical trials or other testing of our current programs, additional follow-on indications for ATL001 or any future product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials or other testing, if the results of these trials or tests are not positive or are only moderately positive or if there are safety concerns, our business and results of operations may be adversely affected and we may incur significant additional costs. Additionally, during the COVID-19 public health emergency, a number of companies announced receipt of complete response letters due to the FDA's inability to complete required inspections for their applications.

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

Our business is highly dependent on the success of our product candidate, ATL001, which was developed based on our PELEUS AI-powered platform and utilizing our VELOS manufacturing process. All of our future product candidates are based, or will be based, on the same technologies and the failure of ATL001 may adversely affect their development.

A key element of our strategy is utilizing our PELEUS AI-powered platform to identify clonal neoantigens that are effective in treating solid tumors coupled with using our VELOS manufacturing process to manufacture cNeT. The therapeutic discovery activities that we are conducting may not be successful in identifying clonal neoantigens and we may not be successful in manufacturing precision TIL product candidates. We currently have no products that are approved for commercial sale and may never be able to develop marketable products. We are very early in our development efforts, and we only have two clinical-stage programs, ATL001 for the treatment of advanced NSCLC and metastatic or recurrent melanoma, which are in early clinical-stage trials. In the event that our current programs for ATL001, additional follow-on indications for ATL001, such as HNSCC, or future product candidates, encounter safety or efficacy problems, developmental delays, regulatory issues, or other problems, our development plans and business related to our other current or future product candidates could be significantly harmed. A failure of ATL001 or future product candidates may affect the ability to obtain regulatory approval to continue or conduct clinical programs for our other or future product candidates.

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

From time to time, we have publicly disclosed, and may in the future, publicly disclose preliminary or topline data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our ADSs.

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

Identifying and qualifying patients to participate in clinical trials of ATL001 and our future product candidates is critical to our success. The timing of completion of our clinical trials depends in part on the speed at which we can recruit patients to participate in testing ATL001 and any future product candidates, and we may experience delays in our clinical trials if we encounter difficulties in enrollment or patient retention due to other unforeseen factors, including impacts that have resulted or may result from the COVID-19 pandemic. We may not be able to initiate or continue clinical trials for ATL001 or any future product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, the EMA, the MHRA or similar foreign regulatory authorities outside the United States. For example, the COVID-19 pandemic may continue to impact our ability to initiate clinical sites and recruit, enroll and retain patients or may divert healthcare resources away from clinical trials. The enrollment of patients further depends on many factors, including:

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

We have expanded our clinical operations to the United States and Europe, in addition to conducting our clinical trials in the United Kingdom. The acceptance of data from clinical trials conducted outside the United States or another jurisdiction by the FDA, the EMA, the MHRA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless: (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such as inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In general, the patient population for any clinical trials conducted outside the United States must be representative of the population for whom we intend to label the product candidate in the United States. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, the EMA, the MHRA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, the EMA, the MHRA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.

Risks Related to our Approach to Product Development

Our approach to the identification and manufacture of product candidates represents a novel approach to cancer treatment, which creates significant challenges for us.

A key element of our strategy is to focus on targeting clonal neoantigens for the treatment of solid tumors, to continue innovating and developing our PELEUS AI-powered platform to further improve our clonal neoantigen prediction capability and to expand our pipeline into several additional solid tumor indications. To date, there are no approved immuno-oncology therapies based on targeting clonal neoantigens and we are not aware of any clinical evidence supporting the clinical efficacy of our approach. Although our research and development efforts to date have resulted in clinical development of ATL001 in advanced NSCLC and metastatic or recurrent melanoma, and planned development in HNSCC, ATL001 may not be safe or effective as a cancer treatment, and we may not be able to identify any additional follow-on indications for ATL001, or identify and develop any other product candidates. Further, our approach to manufacturing cNeT on a per patient basis means that we may fail to isolate TILs from the tumor, be unable to generate the necessary amounts of dendritic cells, or at all, or not be able to identify clonal neoantigens. We may also be limited by the extent to which the peptides representing those neoantigens are presented by dendritic cells. There is high variability in sample collection between patients, which presents additional challenges of producing cNeT on a per patient basis. Generation of any cellular therapy, including our cNeT, to specifically target the mutations of an individual patient requires several weeks, in part reflecting the need to generate patient-specific genomic data and perform the bioinformatic analyses prior to initiation of manufacture. During the period from procurement of tumor and blood to completion of manufacturing, patients continue to receive standard of care therapies. In cases where disease progression is rapid, clinical deterioration of a patient’s condition during the manufacturing period may mean that the patient is no longer able to receive our cNeT. The continued improvement of our PELEUS AI-powered platform also requires continued sourcing of tumor samples from the TRACKing Cancer Evolution through Therapy study, or the TRACERx Study, and our MAP network, and any interruption or termination of these programs could adversely affect our PELEUS AI-powered platform. Though we are continuing to invest in optimizing our manufacturing process, there is no guarantee that our efforts will result in a decrease of the end-to-end time for production.

Even if we are successful in expanding our pipeline of ATL001 programs and other product candidates, the follow-on programs and product candidates that we identify may not be suitable for clinical development or generate acceptable clinical data, including as a result of being shown to have unacceptable toxicity or other characteristics that indicate that they are unlikely to be products that will receive marketing approval from the FDA, the EMA, the MHRA or other regulatory authorities or achieve market acceptance. We may face challenges in obtaining regulatory approval for ATL001 or any future product candidate, as the FDA, the EMA, the MHRA and other regulatory authorities may have limited experience with AI-based therapies for cancer treatment. If we do not successfully develop and commercialize product candidates, we will not be able to generate product revenue in the future, which likely would result in significant harm to our financial position and adversely affect our commercial value.

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

Moreover, the development of product candidates for use in combination with another product or product candidate may present challenges that are not faced for single agent product candidates. We may develop ATL001 and any future product candidates for use in combination with checkpoint inhibitor immunotherapies. For example, our THETIS clinical trial is currently evaluating the safety and clinical activity of ATL001 when given in combination with pembrolizumab, and our CHIRON clinical trial may evaluate the combination of ATL001 with nivolumab, which are approved anti-PD-1 antibody therapies. The FDA, the EMA, the MHRA or comparable foreign regulatory authorities may require us to use more complex clinical trial designs in order to evaluate the contribution of each product and product candidate to any observed effects. It is possible that the results of such trials could show that any positive previous trial results are attributable to the combination therapy and not ATL001 and any future product candidates. Moreover, following product approval, the FDA, the EMA, the MHRA or comparable foreign regulatory authorities may require that products used in conjunction with each other be cross labeled for combined use. To the extent that we do not have rights to the other product, this may require us to work with a third party to satisfy such a requirement. Moreover, developments related to the other product may impact our clinical trials for the combination as well as our commercial prospects should we receive marketing approval. Such developments may include changes to the other product’s safety or efficacy profile, changes to the availability of the approved product, quality, manufacturing and supply issues, and changes to the standard of care.

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

ATL001 is designed to be a precision T cell therapy and the process of manufacturing it is complex, highly regulated and subject to multiple risks. As a result of these complexities, the cost to manufacture precision T cell therapies is generally higher than traditional small molecule chemical compounds or antibody therapies, and the manufacturing process for precision T cell therapies is less reliable and is more difficult to reproduce. More specifically, the manufacture of ATL001 involves procuring tumor and blood from the patient from which DNA is extracted and sequenced, using this sequencing data together with our PELEUS AI-powered platform to identify each patient’s unique clonal neoantigens, isolating T cells and dendritic cells from tumor and blood, respectively, manufacturing clonal neoantigen peptides and loading them onto dendritic cells to activate and expand a sub-set of the T cells, and ultimately generating a product enriched for cNeT, which is then re-infused into the patient’s body. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. Furthermore, manufacturing poses the risk of the inconsistency in product quality, which could lead to adverse events. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any stability failures or other issues relating to the manufacture of our product candidates will not occur in the future.

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

We lease a warehouse in west London which gives us the option to construct a flexible GMP modular facility to scale our manufacturing footprint where pre-assembled, or pod, cleanrooms can be brought online in a phased approach. The modular facility can support commercial supply for the United Kingdom and EU, and can provide optionality to support U.S. operations. For the year ended December 31, 2022, we recorded an impairment loss of $6.7 million related to delays in the construction of this facility. See Note 2, “Summary of Significant Accounting Policies – Impairment Loss” for further details. In addition, we entered into an agreement to reserve manufacturing capacity with a Contract Manufacturing Organization, or CMO, in King of Prussia, PA in the United States. The GMP suites and office space at the facility are designated for our exclusive use during the term of the agreement. While over time we plan to establish other regional manufacturing facilities, we may not be successful in scaling up our manufacturing capabilities. Over time, we plan to establish further or alternative regional manufacturing facilities as needed to meet product demand.

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

Our ability to successfully develop our product candidates, and to ultimately supply our commercial products in quantities sufficient to meet the market demand, depends in part on our ability to obtain the materials for these products in accordance with regulatory requirements and in sufficient quantities for preclinical and clinical testing and commercialization. We do not currently have arrangements in place for a redundant or second-source supply of certain of our product materials in the event any of our current vendors of such materials cease their operations for any reason. We are also unable to predict how changing global economic conditions, geo-political events or potential global health concerns such as the COVID-19 pandemic will affect our third-party vendors. Any negative impact of such matters on our third-party vendors may also have an adverse impact on our results of operations or financial condition. We are not certain that our single-source vendors will be able to meet our demand for their products, either because of the nature of our agreements with those vendors, our limited experience with those vendors or our relative importance as a customer to those vendors. It may be difficult for us to assess their ability to timely meet our demand in the future based on past performance. While our vendors have generally met our demand for their products on a timely basis in the past, they may subordinate our needs in the future to their other customers. Establishing additional or replacement vendors for the materials used in our product candidates, if required, may not be accomplished quickly. If we are able to find a replacement vendor, such replacement vendor would need to be qualified and may require additional regulatory inspection or approval, which could result in further delay. While we seek to maintain adequate inventory of the materials used in our product candidates, any interruption or delay in the supply of components or materials, or our inability to obtain such materials from alternate sources at acceptable prices in a timely manner could impede, delay, limit or prevent our development efforts, which could harm our business, results of operations, financial condition and prospects.

In January 2022, Iovance Biotherapeutics Inc, or Iovance, announced that it had agreed to acquire worldwide rights to Proleukin (aldesleukin), an interleukin-2 (IL-2) product, from Clinigen Limited, or Clinigen. Proleukin is used in our manufacturing process and administered to patients at the time that they received ATL001 in accordance with the clinical protocols for both the CHIRON and THETIS trials. As a result of the acquisition, Iovance is the only manufacturer of Proleukin. We do not have a long-term supply agreement in place with Clinigen (or Iovance) and there is no guarantee that Iovance will continue to supply Proleukin to us on commercially acceptable terms, or at all. Failure to secure sufficient supplies of Proleukin in a timely manner on acceptable commercial terms could impede, delay, limit or prevent our ability to manufacture and administer ATL001 to patients, which could harm our business, results of operations, financial condition and prospects.

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

Specifically, advanced T cell therapies are under evaluation in solid tumors by multiple biotechnology and pharmaceutical companies, including Kite Pharma Inc. (a Gilead company), Iovance, Adaptimmune Therapeutics PLC, Autolus Therapeutics PLC, Instil Bio, Inc., or Instil, PACT Pharma, Inc., Neogene Therapeutics, B.V. (acquired by AstraZeneca), BioNTech SE, Turnstone Biologics Corp., Obsidian Therapeutics and KSQ Therapeutics, Inc.

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
•
adding new clinical trial sites; or
•
manufacturing sufficient quantities of qualified materials under cGMPs and including current good tissue practices, or cGTPs, requirements and applying them on a subject-by-subject basis for use in clinical trials.

Securing regulatory approval also requires the submission of information about the biologic manufacturing process and inspection of manufacturing facilities by the relevant regulatory authority. The FDA, the EMA, the MHRA or similar foreign regulatory authorities may fail to approve our manufacturing processes or facilities, whether run by us or our CMOs. In addition, if we make changes to our manufacturing process for ATL001 or any future product candidates in the future, including adding a new CMO, we may need to conduct additional research or clinical trials to bridge our modified product candidates to earlier versions.

Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may ultimately lead to the denial of regulatory approval of ATL001 and any future product candidates.

Regulatory authorities in the United States, United Kingdom and EU have limited experience in reviewing and approving cell therapy products, which could affect the time and data required to obtain marketing authorization of any of our product candidates.

Our future success depends in part on our successful development of viable cell therapy product candidates utilizing our PELEUS AI-powered platform. We may experience problems or delays in developing such product candidates and any such problems or delays may result in unanticipated costs and time to develop our product candidates and/or may not be resolved in a satisfactory manner.

The regulatory approval process and clinical trial requirements for novel product candidates can be more expensive and take longer than for other, better known or more extensively studied product candidates, and we cannot predict how long it will take or how much it will cost to complete clinical developments and obtain regulatory approvals for a cell therapy product candidate in either the United States, the EU or the United Kingdom or how long it will take to commercialize a cell therapy product candidate, if and when approved. Regulatory requirements governing cell therapy products have changed frequently and may continue to change in the future. For example, in 2016, the FDA established the Office of Tissues and Advanced Therapies, or OTAT, within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of cell therapies and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. In September 2022, the FDA announced retitling of OTAT to the Office of Therapeutic Products, or OTP, and elevation of OTP to a “Super Office” to meet its growing cell and gene therapy workload. These and other regulatory review agencies, committees and advisory groups and the requirements and guidelines they promulgate may lengthen the regulatory review process, require us to perform additional preclinical studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of these treatment candidates or lead to significant post-approval limitations or restrictions.

A similar framework is in place in the EU. The EMA has a Committee for Advanced Therapies, or CAT, that is responsible for assessing the quality, safety and efficacy of advanced-therapy medicinal products. Advanced-therapy medical products include gene therapy medicines, somatic-cell therapy medicines and tissue-engineered medicines, which must be centrally authorized in the EU. The role of the CAT is to prepare a draft opinion on an application for marketing authorization for a cell therapy medicinal candidate that is submitted to the EMA. In the EU, the development and evaluation of a cell therapy medicinal product must be considered in the context of the relevant EU guidelines. The EMA may issue new guidelines concerning the development and marketing authorization for somatic cell therapy medicinal products and require that we comply with these new guidelines. Similarly, complex regulatory environments exist in other jurisdictions in which we might consider seeking regulatory approvals for our product candidates, further complicating the regulatory landscape. As a result, the procedures and standards applied to gene therapy products and cell therapy products may be applied to any of our cell therapy or genome editing product candidates, but that remains uncertain at this point.

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

On August 3, 2017, Congress passed the FDA Reauthorization Act of 2017, or FDARA. FDARA, among other things, codified the FDA’s pre-existing regulatory interpretation, to require that a drug sponsor demonstrate the clinical superiority of an orphan drug that is otherwise the same as a previously approved drug for the same rare disease in order to receive orphan drug exclusivity. The legislation reverses prior precedent holding that the Orphan Drug Act unambiguously requires that the FDA recognize the orphan exclusivity period regardless of a showing of clinical superiority. Moreover, in the Consolidated Appropriations Act of 2021, Congress did not further change this interpretation when it clarified that the interpretation codified in FDARA would apply in cases where the FDA issued an orphan designation before the enactment of FDARA but where product approval came after the enactment of FDARA. The FDA may further re-evaluate its regulations and policies under the Orphan Drug Act. We do not know if, when, or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. Depending on what changes the FDA may make to its orphan drug regulations and policies, our business could be adversely impacted.

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

Drugs and biologics designated as breakthrough therapies by the FDA may also be eligible for other expedited approval programs, including accelerated approval. A product candidate may be eligible for accelerated approval if it treats a serious or life-threatening condition, generally provides a meaningful advantage over available therapies, and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. As a condition of accelerated approval, the FDA may require that a sponsor of a product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence, and under the Food and Drug Omnibus Reform Act of 2022, or FDORA, the FDA is permitted to require, as appropriate, that a post-approval confirmatory study or studies be underway prior to approval or within a specified time period after the date accelerated approval was granted. FDORA also requires sponsors to send updates to the FDA every 180 days on the status of such studies, including progress toward enrollment targets, and the FDA must promptly post this information publicly. In addition, the FDA generally requires, unless otherwise informed by the agency, that all advertising and promotional materials be submitted to the agency for review, which could adversely impact the timing of the commercial launch of the product. Thus, even if we seek to utilize the accelerated approval pathway, we may not be able to obtain accelerated approval, and, even if we do, we may not experience a faster development, review or approval process. In addition, receiving accelerated approval does not provide assurance that the product’s accelerated approval will eventually be converted to a traditional approval. FDORA also gives the FDA increased authority to withdraw the approval of a product granted accelerated approval on an expedited basis if, among other things, a confirmatory trial required to verify the predicted clinical benefit of the product fails to verify such benefit or if such trial is not conducted with due diligence.

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

Any regulatory approvals that we receive for our product candidates will require surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a risk evaluation and mitigation strategy, or REMS, in order to approve our product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs, cGTPs, good laboratory practice, or GLP, regulations and good clinical practice, or GCP, regulations, for any clinical trials that we conduct post-approval. Manufacturers and manufacturers’ facilities are also required to comply with applicable product tracking and tracing requirements. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

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

In the United States and in other countries, patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. We believe our success depends on obtaining and maintaining coverage and adequate reimbursement for our product candidates, and the extent to which patients will be willing to pay out-of-pocket for such products. For further discussion on coverage and reimbursement, see the section entitled “Business Overview–Government Regulation–Coverage and Reimbursement” in this Annual Report.

Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs. Payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives.

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

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.

Healthcare legislative or regulatory reform measures may have a material adverse effect on our business and results of operations.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of our product candidates or any future product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell a product for which we obtain marketing approval. Changes in applicable laws, rules, and regulations or the interpretation of existing laws, rules, and regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business. For further discussion on healthcare reform, see the section entitled “Business Overview–Government Regulation–Healthcare Reform” in this Annual Report.

The continuing efforts of the government, insurance companies, managed care organizations and other payers of healthcare services to contain or reduce costs of healthcare may adversely affect:

• the demand for any of our product candidates, if approved;

• the ability to set a price that we believe is fair for any of our product candidates, if approved;

• our ability to generate revenues and achieve or maintain profitability;

• the level of taxes that we are required to pay; and

• the availability of capital.

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

Foreign and domestic inspections of facilities by the FDA were largely placed on hold in response to the COVID-19 pandemic. Since then, the FDA has been working to resume pre-pandemic inspection activities, including routine surveillance, bioresearch monitoring and pre-approval inspections. Should the FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, and the FDA does not determine a remote interactive evaluation to be adequate, the FDA has stated that it generally intends to issue, depending on the circumstances, a complete response letter or defer action on the application until an inspection can be completed. During the COVID-19 public health emergency, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Additionally, regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If a prolonged government shutdown or other disruption occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Future shutdowns or other disruptions could also affect other government agencies such as the SEC, which may also impact our business by delaying review of our public filings, to the extent such review is necessary, and our ability to access the public markets.

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

Although we do not currently have any therapies on the market, our current and future operations may be directly, or indirectly through our relationships with investigators, health care professionals, customers and third-party payors, subject to various U.S. federal and state healthcare laws and regulations. Healthcare providers, physicians and others play a primary role in the recommendation and prescription of any therapies for which we may obtain marketing approval. These laws impact, among other things, our research activities and proposed sales, marketing and education programs and constrain our business and financial arrangements and relationships with third-party payors, healthcare professionals who participate in our clinical research program, healthcare professionals and others who recommend, purchase, or provide our approved therapies, and other parties through which we market, sell and distribute our therapies for which we obtain marketing approval. In addition, we may be subject to patient data privacy and security regulation by both the U.S. federal government and the states in which we conduct our business, along with foreign regulators (including European data protection authorities). Finally, our current and future operations are subject to additional healthcare-related statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which we conduct our business. For further discussion on healthcare laws and other compliance requirements, see the section entitled “Business Overview–Government Regulation–Other Healthcare Laws and Compliance Requirements” in this Annual Report.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Even if precautions are taken, it is possible that governmental authorities will conclude that our business practices including compensation of physicians with stock or stock options, could, despite efforts to comply, be subject to challenge under current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion of drugs from government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, that person or entity may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect our business in an adverse way.

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

We and our collaborators and third-party providers are subject to national, supranational, federal or state laws and regulations, regulatory guidance and industry standards relating to data protection, privacy and information security. This includes the EU General Data Protection Regulation, or EU GDPR, and the United Kingdom (or UK) equivalent of the same (the UK GDPR, together with the EU GDPR, referred to as the GDPR) as well as other national data protection legislation in force in relevant EU and EEA member states (including the Data Protection Act 2018 in the United Kingdom), which governs the collection, use, storage, disclosure, transfer, or other processing of personal data (including health data processed in the context of clinical trials): (i) regarding individuals in the EU, EEA and UK; and/or (ii) carried out in the context of the activities of our establishment in any EU and EEA member state or the UK. Currently, the EU GDPR and UK GDPR remain largely aligned, but the UK has announced plans to reform the country’s data protection legal framework in its Data Reform Bill, which will introduce significant changes from the EU GDPR. This may lead to additional compliance costs and could increase our overall risk exposure as we may no longer be able to take a unified approach across the EEA and the UK, and we will need to amend our processes and procedures to align with the new framework.

The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including special requirements in respect of the processing of health and other sensitive data, requiring that consent of individuals to whom the personal data relates is obtained in certain circumstances, disclosures to individuals regarding data processing activities, safeguards to protect the security and confidentiality of personal data, mandatory data breach notification requirements in certain circumstances, and requiring that certain measures (including contractual requirements) are put in place when engaging third-party processors. The GDPR defines personal data to include coded data and imposes high thresholds for informed consent and detailed notices for clinical trial subjects and investigators. The GDPR provides individuals with various rights in respect of their personal data, including rights of access, erasure, portability, rectification, restriction and objection. EU and UK data protection authorities may impose large penalties for violations of the data protection laws, including potential fines of up to €20 million (£17.5 million) or 4% of annual global revenue, whichever is greater.

The GDPR imposes strict rules on the transfer of personal data to countries outside the EEA, Switzerland or the UK, including the United States to other countries in respect of which the European Commission or the UK government has not issued a so-called “adequacy decision” or “ adequacy regulation” (known as “third countries”), unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. This includes putting in place the European Commission’s Standard Contractual Clauses, or SCCs, for transfers outside of the EEA and a similar transfer mechanism for transfers of personal data outside of the UK, the International Data Transfer Agreement or Addendum (IDTA). Under both the EU GDPR and the UK GDPR, exporters are also required to assess the risk of the data transfer on a case-by-case basis, including conducting an analysis of the laws in the destination country. The SCCs had to be in place by December 27, 2022, whereas the IDTA must be implemented in all existing contracts by March 21, 2024. Finalizing the implementation of the updated SCCs and UK IDTA, and conducting the required risk assessments, may continue to necessitate significant contractual overhaul of our data transfer arrangements with customers, sub-processors and vendors. On June 28, 2021, the European Commission published its decision recognizing the United Kingdom as having adequate laws to the protect the rights and freedoms of data subjects such that personal data may transfer to from the EU to the United Kingdom without an approved transfer mechanism. The decision is effective for four years and its continuing effect is dependent on UK law and regulation on data privacy not diverging materially from the GDPR. The UK Government also confirmed that data transfers to the EU remain free flowing.

The GDPR may increase our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR. While we have taken steps to comply with the GDPR, and implementing legislation in the UK and applicable EEA member states, including by seeking to establish appropriate lawful bases for the various processing activities we carry out as a controller or joint controller, reviewing our security procedures and those of our vendors and collaborators, and entering into data processing agreements with relevant vendors and collaborators, we cannot be certain that our efforts to achieve and remain in compliance have been, and/or will continue to be, fully successful. Given the breadth and depth of changes in data protection obligations, preparing for and complying with the GDPR and similar laws, requirements are rigorous and time intensive and require significant resources and a review of our technologies, systems and practices, as well as those of any third-party collaborators, service providers, contractors or consultants that process or transfer personal data.

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

We currently are, and in the future may continue to be, party to license or collaboration agreements with third parties to advance our research or allow commercialization of ATL001 or any future product candidates. In particular, we are party to a license agreement, or the CRT Agreement, with Cancer Research Technology Limited, or CRT, to obtain exclusive and non-exclusive licenses under certain patents, know-how, data, and information relating to a multi-institution study known as the TRACERx Study, focused on advanced NSCLC. We rely on this license for the development of ATL001 and may rely on it for future product candidates, and we rely on the data from TRACERx to continue to improve our PELEUS AI-powered platform. The CRT Agreement and other future agreements may impose, and may continue to impose, numerous obligations, such as development, diligence, payment, commercialization, funding, milestone, royalty, sublicensing, insurance, patent prosecution, enforcement and other obligations on us and may require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize approved products, in order to maintain the licenses. In spite of our best efforts, our current and future licensors might conclude that we have materially breached our future license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technologies covered by these license agreements.

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

In addition to the protection afforded by patents we may own or in-license in the future, we seek to rely on trade secret protection, in particular in relation to our proprietary VELOS manufacturing process and PELEUS AI-powered platform, confidentiality agreements, and license agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes. Although we require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, trade secrets can be difficult to protect and we have limited control over the protection of trade secrets used by our collaborators and suppliers. We cannot be certain that we have or will obtain these agreements in all circumstances and we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information.

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

Thus, we may not be able to meaningfully protect our trade secrets, in particular those relating to our proprietary VELOS manufacturing process or PELEUS AI-powered platform. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. Although we require all of our employees to assign their inventions to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

Further, we may not be successful in obtaining or maintain necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses. Presently we have rights to certain intellectual property, through licenses from third parties and under patent applications that we own or will own, related to use of data and materials from the TRACERx study, the use of clonal neoantigens and T cells in cell therapy, certain processes and devices used in our proprietary VELOS manufacturing process, aspects of our proprietary PELEUS AI-powered platform and ATL001. Because any future product candidates may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license or use these proprietary rights.

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

Switching or adding third parties to conduct our research, clinical trials or manufacturing activities involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. If we engage directly with third-party CROs and CMOs, we may incur additional costs or experience delays. For example, in March 2022, we entered into an agreement with a CMO, Center for Breakthrough Medicines, or CBM, to initiate the technology transfer of ATL001 with an intention to supply clinical doses to U.S. patients. If any CMO with whom we contract fails to perform its obligations, we may be forced to manufacture the materials ourselves or enter into an agreement with a different CMO, which we may not be able to do on reasonable terms, if at all. In either scenario, our clinical trials supply could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills required to manufacture our product candidates may be unique or proprietary to the original CMO and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change CMOs for any reason, we will be required to verify that the new CMO maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA or another regulatory authority. The delays associated with the verification of a new CMO could negatively affect our ability to develop product candidates or commercialize our products in a timely manner or within budget. Furthermore, a CMO may possess technology related to the manufacture of our product candidate that such CMO owns independently. This would increase our reliance on such CMO or require us to obtain a license from such CMO in order to have another CMO manufacture our product candidates. In addition, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials.

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

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include general liability, travel, property, umbrella, and directors’ and officers’ insurance.

Insurance coverage is expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

We also expect that operating as a public company has made it, and will continue to make it, more difficult and more expensive for us to obtain director and officer liability insurance than had we remained as a private limited company, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

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

Our business may be adversely affected by a pandemic, epidemic or outbreak of an infectious disease, such as the coronavirus pandemic and the emergence of additional variants.

Our business could be adversely affected by health epidemics in regions where we have concentrations of clinical trial sites or other business activities and could cause significant disruption in the operations of third-party contract manufacturers and contract research organizations upon whom we rely, as well as our ability to recruit patients for our clinical trials. For example, the ongoing coronavirus pandemic continues to have unpredictable impacts on global societies, economies, financial markets, and business practices around the world. The extent to which the ongoing coronavirus pandemic may impact our business, results of operations and future growth prospects will depend on a variety of factors and future developments, which are highly uncertain and cannot be predicted with confidence, including the duration, scope and severity of the pandemic, particularly as virus variants continue to spread. For example, we experienced, and may experience again, some temporary delays or disruptions due to the coronavirus pandemic, including pauses in and delays to patient dosing, limited or reduced patient access to ICU beds, hospitals and healthcare resources generally, delayed initiation of new clinical trial sites and limited on-site personnel support at various trial sites. In addition, certain of our third-party manufacturers and suppliers paused their operations in the early stages of the pandemic, and some have paused their operations again as additional waves of the coronavirus pandemic have impacted local communities and/or as a result of national and local regulations. We are actively monitoring and managing our response and evaluating the actual and potential impacts to our business operations, including on our ongoing and planned clinical trials. We will continue to work closely with our third-party vendors, collaborators, and other parties in order to seek to advance our programs and pipeline of product candidates, while keeping the health and safety of our employees and their families, partners, third-party vendors, healthcare providers, patients and communities a top priority.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of December 31, 2022, we had 234 full-time employees and 8 part-time employees. As our development and commercialization plans and strategies develop, and as we continue to transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel, as well as additional facilities to expand our operations. Future growth would impose significant added responsibilities on members of management, including:

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

Our business is subject to risks associated with conducting business internationally. Accordingly, our future results could be harmed by a variety of factors, including the following:

•
economic weakness, including inflation, political instability in particular in foreign economies and markets, and the continued global economic impact of the COVID-19 pandemic;
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
•
production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•
business interruptions resulting from geo-political actions, including war, such as the ongoing conflict between Russia and Ukraine, terrorism, pandemics, or natural disasters including earthquakes, typhoons, floods and fires.

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

The possible abandonment of the euro by one or more members of the EU, could materially affect our business in the future. Despite measures taken by the EU to provide funding to certain EU member states in financial difficulties and by a number of European countries to stabilize their economies and reduce their debt burdens, it is possible that the euro could be abandoned in the future as a currency by countries that have adopted its use. This could lead to the re-introduction of individual currencies in one or more EU member states, or in more extreme circumstances, the dissolution of the EU. The effects on our business of a potential dissolution of the EU, the exit of one or more EU member states from the EU or the abandonment of the euro as a currency, are impossible to predict with certainty, and any such events could have a material adverse effect on our business, financial condition and results of operations.

In addition, since the Brexit referendum in 2016, there has been a significant increase in the volatility of the exchange rate between the pound sterling and the U.S. dollar and an overall weakening of the pound sterling. As a result of fluctuations in the exchange rate between the U.S. dollar and the pound sterling, the U.S. dollar equivalent of the proceeds that a holder of ADSs would receive upon the sale in the United Kingdom of any ordinary shares withdrawn from the depositary and the U.S. dollar equivalent of any cash dividends paid in pounds sterling on our ordinary shares represented by ADSs could also decline.

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

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we may adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-public companies instead of the dates required for other public companies. However, we may early adopt these standards.

In addition, as an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•
reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure;
•
an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and
•
an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation.

We may take advantage of these exemptions until we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of: (1) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (2) December 31, 2026 ,which is the last day of our fiscal year following the fifth anniversary of the date of the completion of our IPO; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions.

We qualify as a foreign private issuer and, as a result, are not subject to U.S. proxy rules. We are subject to reporting obligations under the Exchange Act that, to some extent, permit less detailed and frequent reporting than that of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their Annual Report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are large accelerated filers are required to file their Annual Report on Form 10-K within 60 days after the end of each fiscal year end and accelerated filers are required to file their Annual Report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers, some investors may find our ADSs less attractive, and there may be a less active trading market for our ADSs.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023.

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

We have incurred and will continue to incur significant costs as a result of operating as a company listed in the U.S., and our board of directors have been and will continue to be required to devote substantial time to new compliance initiatives and corporate governance practices.

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

Unstable global economic conditions and global geo-political events could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The most recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. In addition, recent geo-political events, including the ongoing conflict between Russia and Ukraine, have created global economic uncertainty. This has led to significant increases in commodity prices, energy and fuel prices, credit and capital market instability and supply chain interruptions which have led to increasing inflation. This may in turn adversely impact our ability to deliver our goals. A severe or prolonged economic downturn, including due to the impact of the COVID-19 pandemic and geo-political events, could result in a variety of risks to our business, including a reduced ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy or international trade disputes could also strain our third-party suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

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
•
future accounting pronouncements or changes in our accounting policies; and
•
the changing and volatile global economic and geo-political environment.

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

We are incorporated under the laws of England and Wales. The rights of holders of our ordinary shares and Class A ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by the laws of England and Wales, including the provisions of the Companies Act 2006, and by our Articles of Association, or Articles. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.

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

We believe that we were classified as a PFIC for our taxable year ended December 31, 2022. Based on the current and expected composition of our income and assets and the value of our assets, we expect to be a PFIC for the current taxable year ending December 31, 2023. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Subject to certain exceptions, for purposes of the asset test, if we are treated as a non-publicly traded “controlled foreign corporation,” or a CFC (as discussed below), for the year being tested for purposes of the PFIC rules, the value of our assets will be measured by the adjusted tax basis of our assets. If we are a publicly traded CFC or not a CFC for such year, the value of our assets generally will be determined by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. The income test depends on the nature and composition of our income. The composition of our income and assets is also affected by how fast we spend the cash we raise in any offering.

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

We believe that we were not classified as a CFC from the date of completion of our IPO to December 31, 2022 . The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. An individual that is a Ten Percent Shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a Ten Percent Shareholder that is a U.S. corporation. Failure to comply with CFC reporting obligations may subject a United States shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any Ten Percent Shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the CFC rules of the Code. U.S. Holders should consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC.

We may be unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable United Kingdom tax legislation.

As a United Kingdom incorporated and tax resident entity, we are subject to United Kingdom corporate taxation on tax-adjusted trading profits. Due to the nature of our business, we have generated losses since inception and therefore have not paid any United Kingdom corporation tax. As of December 31, 2022, we had cumulative United Kingdom carryforward tax losses of $140.5 million. Subject to any relevant criteria and restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half of our ordinary shares and a major change in the nature, conduct or scale of the trade), we expect these to be eligible for carry forward and utilization against future operating profits.

As a company that carries out extensive research and development activities, we have historically benefited from the United Kingdom research and development tax relief programs, being the Small and Medium-sized Enterprises R&D tax relief program, or SME Program, and, to the extent that our projects are grant funded or relate to work subcontracted to us by third parties, the Research and Development Expenditure Credit program, or RDEC Program. In future we will continue to seek to benefit from these programs; however, the United Kingdom Government’s Autumn Statement on November 17, 2022 announced reductions in the level of credits offered under the SME Program that will take effect from April 2023, along with other changes outlined further below. Under the SME Program, we are currently in principle able to surrender some of our trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditures. The majority of our research, clinical trials management and manufacturing development activities are currently eligible for inclusion within these tax credit cash rebate claims. The cash rebate available from April 2023 is expected to reduce to up to 18.6% of qualifying research and development expenditures, which (if we continue to qualify as a SME) would represent a significant reduction in cash receivable from the United Kingdom Government. Furthermore, we may not be able to continue to claim payable research and development tax credits in the future if we cease to qualify as a SME, based on size criteria concerning employee headcount, turnover and gross assets. There is also a cap on payable credit claims under the SME Program in excess of £20,000 by reference to, broadly, three times the total PAYE and NICs liability of the company, subject to an exception which prevents the cap from applying. That exception requires the company to be creating, taking steps to create or managing intellectual property, as well as having qualifying research and development expenditure in respect of connected parties which does not exceed 15% of the total claimed. If such exception does not apply, this could restrict the amount of payable credit that we claim. If we cease to be eligible for the SME Program, we may be able to claim alternative credits under the RDEC Program (in addition to credits that we currently claim under that Program). The RDEC Program does not entitle us to cash rebates in the same way as the SME Program, but instead (broadly) functions as a taxable credit against United Kingdom corporation tax (although the credit may be repayable to a loss-making company in certain circumstances). The United Kingdom Government has announced an increase to the rate of the RDEC credit from 13% to 20% from April 2023 (although the RDEC Program on the whole is less advantageous than the SME Program).

Additional changes to the R&D tax relief legislation, expected to take effect from April 2023, introduce restrictions on relief that may be claimed for expenditure on sub-contracted R&D activity, broadly requiring either that workers carrying on such activity are subject to UK PAYE or, where work is undertaken outside the UK, that this must be due to geographical, environmental or social conditions not replicable in the UK. These restrictions may impact the quantum of R&D relief that we are able to claim in the future. In addition, the UK Government is currently consulting on the potential replacement of the SME Program and RDEC Program with a single program, operating similarly to the RDEC Program, which may, inter alia, change the present treatment of sub-contracted R&D work and introduce different thresholds and caps on expenditure and relief. If enacted, the new program would be expected to have effect for expenditure incurred from April 2024 onwards, and could have a material impact on the quantum of R&D relief that we are eligible to claim.

We may benefit in the future from the United Kingdom’s “patent box” regime, which allows certain profits attributable to revenue from patented products (and other qualifying income) to be taxed at an effective rate of 10% by giving an additional tax deduction. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term rate of corporation tax lower than the statutory to apply to us (even after the announced changes to the SME Program described above). If, however, there are further adverse changes to the United Kingdom research and development tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected. This may impact our ongoing requirement for investment and the timeframes within which additional investment is required.

Changes and uncertainties in the tax system in the countries in which we have operations could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders.

We conduct business globally and file income tax returns in the United Kingdom and the U.S. The tax treatment of the company or any of the group companies could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Organization for Economic Co-operation and Development’s, or OCED, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate (the United Kingdom and the U.S.); and the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.

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

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, His Majesty’s Revenue & Customs, or HMRC, the Internal Revenue Service, or IRS, or another tax authority could challenge our allocation of income among various jurisdictions and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

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

On June 23, 2016, the electorate in the UK voted in favor of leaving the EU, commonly referred to as Brexit, and the UK formally left the EU on January 31, 2020. The EU and the UK have concluded a trade and cooperation agreement, or TCA, which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of Good Manufacturing Practice, or GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not provide for wholesale mutual recognition of UK and EU pharmaceutical regulations. At present, Great Britain has implemented EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the EU regulatory framework continues to apply in Northern Ireland). The regulatory regime in Great Britain therefore currently aligns in the most part with EU medicines regulations, however it is possible that these regimes will diverge more significantly in the future now that Great Britain’s regulatory system is independent from the EU and the TCA does not provide for mutual recognition of UK and EU pharmaceutical legislation.

For instance, the new Clinical Trials Regulation which became effective in the EU on January 31, 2022 and provides for a streamlined clinical trial application and assessment procedure covering multiple EU Member States has not been implemented into UK law, and a separate application must be submitted for clinical trial authorization in the UK In addition, Great Britain is no longer covered by centralized marketing authorizations (under the Northern Ireland Protocol, centralized marketing authorizations continue to be recognized in Northern Ireland). Until December 31, 2023, the MHRA, the UK medicines regulator, may rely on a decision taken by the European Commission on the approval of a new marketing authorization in the centralized procedure, in order to more quickly grant a new Great Britain marketing authorization. A separate application will, however, still be required. In addition, notwithstanding that there is no wholesale recognition of EU pharmaceutical legislation under the TCA, the MHRA has announced that it will put in place a new framework from January 1, 2024, whereby the MHRA has stated that it will take into account decisions on the approval of marketing authorizations from the EMA (and certain other regulators) when considering an application for a Great Britain marketing authorization. Any new regulations in the future could add time and expense to the conduct of our business in both the UK and EU, as well as the process by which our drug candidates receive regulatory approval in the UK, the EU and elsewhere.

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

Item 4. Information on the Company.

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

On April 6, 2021, we completed our IPO. In connection with the IPO, we sold an aggregate of 9,750,000 ADSs representing the same number of ordinary shares, at a public offering price of $18.00 per ADS. Net proceeds to us were $160.6 million, after deducting underwriting discounts and commissions and other offering expenses. Upon completion of the IPO, we adopted new Articles of Association suitable for a listed public limited company.

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

Our capital expenditures for the years ended December 31, 2022, 2021 and 2020 amounted to $7.5 million, $7.6 million and $11.8 million, respectively. Capital expenditures primarily consisted of purchases of property and equipment and leasehold improvements, which largely consisted of operating and lab equipment.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

B. Business Overview

We are a clinical stage immuno-oncology biopharmaceutical company developing precision T cell therapies to treat multiple types of solid tumors. We are focused on advancing cancer therapies through our pioneering work in the field of tumor evolution and our belief that clonal neoantigens represent the most specific class of cancer cell targets and address a long standing and fundamental issue in oncology drug development, how to target tumor cells and spare healthy tissue. Our platform enables us to identify mutations formed early in the development of a cancer that give rise to antigens that are expressed by all of a patient’s cancer cells but are absent from healthy tissue, something that has not been possible until now. We refer to this novel class of solid tumor targets as clonal neoantigens. To identify clonal neoantigens in a patient, we have developed a proprietary AI-powered bioinformatics platform called PELEUS, which is based on the patented Achilles Clonality Engine, or ACE, module. This platform employs advanced computational methods with AI and machine learning and is not limited to in-silico prediction but has been validated with real world patient tumor genetic data derived from our exclusive commercial license to data from the TRACERx study, which aims to analyze tumor samples from more than 840 non-small cell lung cancer, or NSCLC, patients. Once we have identified the clonal neoantigens, our proprietary manufacturing process, VELOS, uses the patient’s T cells and blood-derived dendritic cells to create a clonal neoantigen-reactive T cell, or cNeT, therapy that specifically targets multiple clonal neoantigens to eradicate the tumor or tumors. Furthermore, the clonal neoantigens identified by PELEUS can be targeted with a number of different therapeutic modalities beyond cNeT from our current VELOS process, including mRNA-based vaccines, TCR-T, and clonally activated T cells sourced from patients’ blood or other compartment (e.g., bone marrow).

We are currently conducting two open-label Phase I/IIa trials to evaluate our cNeT product candidate, ATL001, in advanced NSCLC and metastatic or recurrent melanoma and expect to report additional patient data from these trials through 2023 and 2024. We are also using our Material Acquisition Platform, or MAP, network, which consists of a network of participating medical facilities, with the ability to collect tissue samples from a range of tumor types to further develop and enhance both our PELEUS AI-powered platform to identify clonal neoantigens in these tumor types as well our VELOS manufacturing process.

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

Our VELOS process uses a TIL therapeutic approach, which is based on the observation that tumor reactive T cells are found in a patient’s tumor at higher frequencies than in other tissues. In standard TIL therapy, T cells are extracted from a patient’s tumor, activated and expanded to large numbers before being reinfused back into the patient. Despite the impressive results of standard TIL therapies seen in clinical trials, we believe their clinical benefit has been limited by their inability to specifically target clonal neoantigens. This lack of specificity is a result of the inability of standard TIL therapies to control selection of targeted antigens; instead, all T cells within the patient’s tumor sample are expanded and the resulting composition of the T cell therapy is not known or controlled. In addition, manufacturing processes for standard TIL therapies employ non-physiological T cell expansion methods, which we believe result in less functionally fit T cells in the final TIL product. We believe that this lack of control over T cell specificity and T cell fitness limits the potential of standard TIL therapies and provides an opportunity to develop a precision TIL therapy. In contrast, we have demonstrated the ability to detect, quantify, and track patient-specific clonal neoantigen-reactive T cells, or cNeT. The ability to reliably detect and quantify our active component is a key differentiator of our technology, which we believe is unique in the field and critical for the successful development of TIL-based therapies.

OUR APPROACH—TRACKABLE PRECISION T-CELL BASED THERAPIES TARGETING MULTIPLE CLONAL NEOANTIGENS IN SOLID TUMORS

We believe that targeting clonal neoantigens is the key to unlocking immunotherapy in solid tumors and have developed our platform to specifically address these targets. By targeting multiple clonal neoantigens, we have the potential to reduce the likelihood of immune escape by tumor cells, thereby enhancing long-term tumor control, while also reducing the potential for off-target toxicity. We utilize our AI-powered platform, PELEUS, to identify clonal neoantigens in patients and combine these targets with our VELOS manufacturing process, which utilizes a physiological, antigen driven expansion process to create a functionally fitter T cell product. We believe the resulting cNeT product candidates can overcome many of the challenges faced by existing immunotherapies for the treatment of solid tumors.

The foundation of our approach is the PELEUS AI-powered platform which is designed to identify each patient’s tumor-specific clonal neoantigens by comparing DNA sequencing information from healthy tissue and tumor. PELEUS combines data from the TRACERx study with sophisticated proprietary statistical models together with AI and machine learning to distinguish which mutations in a patient’s tumor are clonal or subclonal. TRACERx is a study which aims to analyze tumor samples from more than 840 NSCLC patients, with approximately 815 NSCLC patients enrolled to date and which has collected over 4,300 tumor region samples. We have exclusive commercial rights to the TRACERx database of multi-region samples from primary tumor and metastases and whole exome sequencing data for each individual patient for development of neoantigen-targeting cell therapies. The PELEUS AI-powered platform is continuously updated, trained, and improved with this reference data that gives us what we believe is a unique approach to enable identification of clonal neoantigens.

To create our cNeT product candidates, we first procure tumor tissue and blood samples from the patient. We then extract, sequence and analyze the tumor DNA using PELEUS to identify the patient’s unique clonal neoantigens. Using this information, we manufacture clonal neoantigen peptides, load them onto dendritic cells extracted from the patient’s blood, and co-culture them with TILs extracted from the patient’s tumor to activate and expand a subset of the T cells — we call this proprietary manufacturing process VELOS. This process creates a cNeT product candidate significantly enriched for T cells designed to recognize and specifically target multiple clonal neoantigens across all of the patient’s tumor cells. We have designed and are continuing to develop an automated, fully-closed system for cell manufacturing, which we believe will be scalable for commercial supply.

OUR PIPELINE

We believe our cNeT technology is uniquely positioned to overcome the challenges faced by existing immunotherapies for the treatment of solid tumors. We have worldwide rights to our cNeT programs and are currently conducting a Phase I/IIa, open-label, proof-of-concept trial in advanced NSCLC, referred to as CHIRON, and metastatic or recurrent melanoma, referred to as THETIS. We have prioritized the tumor types that we are seeking to address based on criteria we believe will maximize the potential of our programs to demonstrate a clinical benefit, including clonal neoantigen burden, TIL infiltration, tumor accessibility, as well as commercial factors such as high unmet medical need. Our Phase I/IIa trials are evaluating safety and tolerability of cNeT and assessing clinical efficacy based primarily on the change from baseline in tumor size, response rate and duration of response. An interim data update from 14 patients that received cNeT monotherapy was presented in December 2022 and we expect to generate additional patient data across both clinical trials through 2023 and 2024.

Depending on the results of our Phase I/II trials, we plan to engage with the appropriate regulatory authorities to discuss potential pathways to registration.

We believe the principles of tumor evolution to be common across many tumor types enabling our cNeT approach to be broadly applicable. As such, we have built up our MAP network to allow us to acquire and analyze tumor samples from multiple different indications to facilitate the development of follow-on indications for our cNeT technology.

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

Checkpoint inhibitors: Immune checkpoints mediate peripheral tolerance by down-regulating T cell activity and have been targeted with CPI therapies to block their inhibitory function. Despite showing great potential in treating solid tumors, there are several shortcomings to CPIs. Most importantly, CPIs are designed to overcome the immunosuppressive TME by activating T cells regardless of their specificity, leaving their activity dependent on the presence of tumor reactive T cells. As a result, only a fraction of patients treated with CPIs respond to the therapy. Furthermore, they can promote systemic activation of self-reactive T cells, resulting in immune-related adverse events.

Vaccine approaches: Vaccines are able to promote the activation and expansion of tumor reactive T cells in vivo, both in mouse models of cancer, as well as in cancer patients. In the last five years, the vaccine field has been revolutionized by progress in the field of messenger mRNA, as mRNA have proven efficacious vectors for vaccination in the context of viral infections. mRNA vaccines can target tumor associated antigens, or TAA, preferentially (but not specifically) expressed by tumor cells, however, more recent work has focused on the development of mRNA vaccines targeting tumor mutations. Whereas mRNA vaccines are considered simpler than cell therapy in terms of manufacturability, one potential limitation is the limited number of tumor targets that can be included in each vaccine.

Adoptive cell therapies: Adoptive cell therapies, or ACTs, are based on the in vitro expansion of tumor-targeting T cells followed by their transfer into the patient. This process allows for the expansion of large numbers of T cells ex vivo away from the immunosuppressive nature of the TME. ACTs are primarily differentiated by the approach used to direct the T cells to target tumor cells and include:

•
CAR-T therapy: T cells are genetically engineered to target a molecule expressed on the surface of a tumor cell, such as CD19, a molecule present on the surface of hematological cancers. CAR-Ts have demonstrated significant response rates in hematological cancers but remain of limited use in non-hematological cancers due to the lack of sufficiently specific surface targets, as most potential common solid tumor target candidates are also expressed by normal tissue, which increases the chances of serious off-tumor effects.
•
TCR-T therapy: TCR-T cell therapies engineer T cells to target a selected tumor antigen in the context of the patient’s own HLA molecules. Tumor targets can include tumor associated antigens, or TAAs, which are endogenous antigens expressed preferentially, but not exclusively, by tumor cells. The selected TAA can be expressed by normal tissue, which leads to a lack of specificity and off-target toxicity concerns. In addition, they are not uniformly expressed by tumor cells which leads to the potential for tumor escape. An alternative antigen type that can be targeted by this form of therapy are tumor neoantigens. These can be shared by a fraction of patients (for example, common driver mutations such as KRAS G12D) or be unique to a patient's tumor. While there have been clinical successes in solid tumors, each TCR-T cell therapy can only be developed for a specific HLA type, limiting its applicability to the population of patients with that specific HLA type.

•
Standard TIL approaches: In standard TIL approaches, T cells are extracted from a patient’s tumor, activated, and expanded to large numbers before being reinfused into the patient. These therapies are limited due to the lack of understanding and control over the specificity of the T cells in the infused product, their fitness of the T cells and toxicity profile, which is in part driven by the non-physiological doses of IL-2 required for manufacturing and administration in the clinical setting. These limitations are compounded by a patient’s pre-existing comorbidities.

Background on Standard TIL Therapy

In clinical trials, standard TIL therapy has demonstrated some of the most impressive results in treating solid tumors to date. These therapies have been observed to induce significant response rates as well as including some complete responses, or CRs, in clinical trials for melanoma, cervical carcinoma and NSCLC. Despite the clinical benefits provided by standard TIL therapy, we believe the technology has been limited by several factors, including:

•
Specificity and durability—Standard TIL therapy does not have control over the specific reactivity of the T cells infused into a patient. In this therapy, all T cells within a patient’s tumor sample are expanded in an antigen-specific manner and the resulting target specificity of the T cell therapy is not known or controlled. Such an expanded standard TIL product may include a mixture of bystander T cells that are unable to identify and target the tumor, and T cells that recognize clonal or subclonal neoantigens. We believe that this lack of control over T cell specificity, without specifically targeting clonal neoantigens, contributes to the observed lack of a durable response to standard TIL therapy in a proportion of patients.
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
•
Manufacturing and scalability—The manufacturing process for standard TIL therapy was developed in an academic setting and was not designed for commercial scale. These academic manufacturing processes lack automation and require human intervention at multiple steps, which increases manufacturing time and cost. Further, these systems are usually not fully closed end-to-end, which increases GMP, compliance costs, and were not designed to minimize cost of goods.
•
Potency assay difficulties - Regulatory authorities require demonstration that the product contains an active component of a specific identity and potency. Potency can be defined as the specific ability of the product to effect a given result that should take effect through the product's mechanism of action. We believe this may encumber standard TIL therapy approaches.

OUR SOLUTION

Our strategy uses a trackable precision T-cell-based therapy to target what we believe to be the most specific tumor antigens, clonal neoantigens, in solid tumors. We believe that tumor clonal neoantigens represent optimal tumor targets because they are recognized by the immune system as foreign antigens and are absent in normal, healthy tissue but present in all of a patient’s tumor cells.

We believe that our approach of selectively targeting clonal neoantigens to elicit a robust and durable clinical response is supported by third party studies. These studies have observed that neoantigens were relevant in producing anti-tumor activity, since patients with a high number of neoantigens showed improved progression free survival and overall survival when treated with CPIs and TIL therapies. Furthermore, clinical case studies have observed that adoptive transfer of neoantigen reactive T cells to cancer patients have shown impressive tumor control supporting the hypothesis that neoantigen-targeting T cells are the active component of TIL therapy. While these studies support the development of standard TIL therapies and other immuno-therapies that target neoantigens, third party studies have further observed that clonal neoantigens contributed more than subclonal neoantigens to patient survival. In one study of treatment of naïve lung cancer patients, it was observed that high numbers of clonal neoantigens in the tumors correlated with disease-free survival, while this relationship was not evident with subclonal neoantigens.

To address the limitations of current immuno-oncology approaches, we developed cNeT. As outlined in the figure below, the first step of our process involves the procurement of tumor and blood samples from the patient. Once the tumor and blood are procured, we extract and sequence DNA. These sequencing data are fed into our PELEUS AI-powered platform to identify the patient’s unique clonal neoantigens. In parallel, we expand CD4+ and CD8+ T cells and generate dendritic cells from the tumor and blood, respectively. After PELEUS identifies the sequences of clonal neoantigens from the tumor genome, we manufacture clonal neoantigen peptides, load them onto dendritic cells and co-culture the dendritic cells with TILs to activate and expand a subset of the T cells. This process is designed to create a cNeT product candidate that is enriched with T cells designed to recognize and specifically target multiple clonal neoantigens in all of the patient’s tumor cells. Our goal for the VELOS end-to-end manufacturing process time is approximately eight weeks for commercial supply.

Our cNeT Approach

Our cNeT is designed to be:

•
Specific and durable—We are able to design our cNeT to specifically target multiple clonal neoantigens present in a patient’s tumor. We believe this specificity for multiple targets will reduce the likelihood of tumor escape and increase the rates of durable complete response.
•
Functionally fit—The use of dendritic cells to drive physiological, antigen-driven T cell expansion reduces the need for non-physiological IL-2 driven expansion and allows the production of fit T cell populations of CD4+ and CD8+ T cells capable of significant expansion and persistence in the patient. Our VELOS manufacturing process allows us to modulate the levels of IL-2 used in the manufacture and administration of our cNeT product candidates, which in turn allows us to tailor the treatment regimen and IL-2 usage to the patient’s specific tumor burden and comorbidities, to reduce toxicity concerns.
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

OUR PELEUS AI-POWERED PLATFORM – A UNIQUE, PROPRIETARY TOOL FOR IDENTIFYING CLONAL NEOANTIGENS

The identification of clonal neoantigens is computationally complex, requiring the interrogation of an extremely large DNA data set and a statistical framework to predict clonality. In an independent study of over 40 different academic and commercial groups with neoantigen prediction capability, less than 20% concordance was observed in the identified neoantigens across the groups (cf. Wells et al – Cell October 29, 2020; 183(3):818-834.e13). We believe this demonstrates the diversity and lack of concordance in approaches that have been developed to address this challenge. The patent protected Achilles approach is unique in being validated on real-world patient data from the TRACERx study and we believe has enabled the reliable and accurate identification of clonal neoantigens.

Our platform, PELEUS is designed to identify each patient’s tumor-specific neoantigens by comparing DNA sequencing information from healthy tissue and tumor. PELEUS’ advanced computational and statistical models distinguish which of these neoantigens are clonal and subclonal and our proprietary AI modules increase the confidence of prediction by identifying mutational signatures associated with clonality. Furthermore, leveraging our extensive real-world data and experience of over 5,000 predicted neoantigens, PELEUS is able to rank the neoantigens by those most likely to elicit a potent immune response, features that are critical in the composition of each patient’s product.

We have exclusive commercial access to data, for use in fields including neoantigen cell therapies, from TRACERx, which is a UK national study, funded by Cancer Research UK, to collect NSCLC samples from patients at diagnosis and relapse. The program has been running for more than four years and has enrolled approximately 815 NSCLC patients to date and collected over 4,300 tumor region samples, with a target enrollment of more than 840 patients. TRACERx collects multi-region samples from primary tumor and metastases (where available) over multiple points in time, generating whole exome sequencing data for each sample to understand each patient’s tumor genomic evolution in detail. By searching for the overlap of coding mutations across multiple tumor regions across hundreds of patients, we have used TRACERx to identify the fundamental features that define clonal neoantigens. Our PELEUS algorithm is based on this reference data and is continuously updated, trained and improved as additional patients are recruited to the study. While TRACERx is focused on patients with lung cancer, we believe the principles of tumor evolution utilized by PELEUS are broadly applicable across multiple tumor types. We are using our MAP network to expand the tumor database of PELEUS with additional samples from other tumor types. We plan to continue to grow our network as we develop and advance our current and future cNeT programs.

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

•
Step 1: Identify tumor mutations—PELEUS utilizes a state-of-the-art ensemble approach that combines multiple different algorithms to identify tumor-specific mutations. The sequencing data obtained from the tumor samples originate from a combination of tumor cells and healthy tissues that dilute the tumor signal. The challenge of identifying cancer-specific mutations is further compounded by sequencing errors, as well as non-cancer-specific mutations in the tissue surrounding the tumor. This creates a significant amount of “noise” in each data sample. The unique scale of the TRACERx data has allowed us to develop highly sophisticated proprietary algorithms to improve the signal-to-noise ratio and allow us to reliably identify true cancer-specific mutations from real-world patient samples.
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

The emergence of high throughput next generation DNA sequencing has enabled the rapid and cost-effective genetic characterization of tumor samples on a per patient basis. We are leveraging these advances, combined with our understanding of tumor evolution, to build upon the initial success of standard TIL therapy and deliver highly precise and functionally fitter T cells that are designed to target multiple clonal neoantigens.

Our VELOS manufacturing process has been designed from the outset to be suitable for scaled commercial use. This approach is in contrast to many other cell therapy processes in development today that have been transferred out of academia. Our process benefits from learnings over years of experience in ACT and is designed with a focus on GMP compliance and the use of closed systems.

Background and Challenges of Cell Therapy Manufacturing

Developing a reliable and robust manufacturing process for personalized cell therapies that can ensure adequate product safety, potency, and consistency at an economically viable cost of goods has been one of the most significant challenges in the field of cell and gene therapy. Key challenges include:

•
Academic manufacturing processes—Historically, cell therapy manufacturing processes have been developed in academic institutions for early-stage clinical trials treating a small number of patients. These are often open processes that require the highest-grade cleanroom environment to protect from contamination. Operating and facility costs to maintain these manufacturing environments are substantial, requiring a large footprint and high numbers of staff.
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

Our Manufacturing Solution

We have invested in our manufacturing process from the outset with the goal of producing our cNeT at a commercial scale, which we believe will allow us to address the challenges faced by traditional methods of cell therapy manufacture. Our approach is to design a fully closed, end-to-end manufacturing system with integrated automation. We believe this will enable lower operating costs by reducing the number of labor-intensive manual operator steps and eliminate the requirement for the higher-grade manufacturing environment needed for open processing. We believe that this approach is essential for industrial scale-up, as it drives a reduction in process variability between operators, minimizes failure rates, and improves reproducibility. Our approach has been to invest in developing new technology, both in-house and with partners, to deliver an automated and standardized platform that permits rapid scale-up while controlling commercial cost of goods. Our proprietary process benefits from the deep experience of our management team and founders in the field of ACT, combined with a core focus on GMP compliance and the use of closed systems.

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
4.
Selection of clonal neoantigens—DNA data from each patient are analyzed by PELEUS to identify a unique set of clonal neoantigens. In some cases, RNA sequencing data are used to further select the best clonal neoantigens based on expression levels.
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

We are currently conducting two open-label Phase I/IIa trials, CHIRON and THETIS, to evaluate our cNeT programs in advanced NSCLC and metastatic or recurrent melanoma, respectively. Our Phase I/IIa trials are evaluating safety and tolerability of cNeT and assessing clinical efficacy based primarily on the change from baseline in tumor size, response rate and duration of response. An interim data update from 14 patients that received cNeT monotherapy were presented in December 2022 and we expect to generate additional patient data across both clinical trials through 2023 and 2024.

We believe the principles of tumor evolution to be common across many tumor types, which could enable our cNeT approach to be broadly applicable. As such, we have built up our MAP network to acquire and analyze tumor samples from multiple different indications to facilitate the development of follow-on indications for our cNeT.

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

Our lead cNeT programs (product candidate ATL001) are currently in two ongoing Phase I/IIa clinical trials for the treatment of advanced NSCLC and metastatic or recurrent melanoma. Our Phase I/IIa clinical trials will evaluate safety and tolerability of these programs as a monotherapy with the option for investigation of cNeT in combination with a PD-1 inhibitor. The trials will also evaluate, among other measures, change from baseline in tumor size, response rate and duration of response. We expect to receive further patient data from both clinical trials through 2023 and 2024.

Clinical Trial Designs for NSCLC and Melanoma

We are currently conducting two open-label, proof-of-concept clinical trials in advanced NSCLC and metastatic or recurrent melanoma:

•
CHIRON—a Phase I/IIa clinical trial to evaluate the safety, tolerability and clinical activity of cNeT in up to 40 patients with advanced NSCLC, ongoing at sites in the UK, US and Europe with plans to further expand the number of sites through 2023 into 2024.
•
THETIS—a Phase I/IIa clinical trial to evaluate the safety, tolerability and clinical activity of cNeT in up to 40 patients with metastatic or recurrent melanoma. We are currently conducting this trial at sites in the UK and Europe with plans to further expand the number of sites through 2023 into 2024 and to expand into the U.S.

Our trial protocol allows us the option to include an additional cohort for each of CHIRON and THETIS to evaluate cNeT in combination with a PD-1 inhibitor (pembrolizumab in CHIRON and nivolumab in THETIS). We dosed the first patient from the THETIS combination cohort in the fourth quarter of 2022 and have not yet opened the CHIRON combination cohort.

As the first step in each of these trials, enrolled patients undergo procurement of tumor and blood samples to allow genetic characterization of the tumor and manufacture of the cNeT product candidate. Tissue procurement can occur prior to, during and after completion of standard systemic therapy, as depicted in the diagrams below. During the period between tissue procurement and final cNeT manufacture, patients can continue to be treated with standard-of-care therapy for their specific cancer. Once manufacture of the patient’s specific cNeT is complete, it can be cryopreserved until required for administration.

cNeT treatment paradigm

CHIRON
THETIS
Tumor procurement
Procurement before systemic therapy
Procurement after / during systemic therapy
NSCLC diagnosis
Checkpoint (+/-) chemo
Disease control
Non-responder
Acquired resistance
Lymphodepletion
cNeT infusion & IL-2
Recurrent / metastatic melanoma presentation
Nivolumab+ Ipilimumab
Disease control
Non-responder
Acquired resistance
BRAF pathway inhibitor
(patients with BRAFmt tumors only)
Lymphodepletion
cNeT infusion & IL-2

The trial design of CHIRON and THETIS is illustrated below:

1. Begin treatment process with confirmed stable disease or progression per site protocol

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

Patients in both trials receive a non-myeloablative lymphodepleting regimen of cyclophosphamide (300mg/ m2/day) and fludarabine (30mg/m2/day), after which they receive their dose of cNeT, followed by ten daily subcutaneous injections of IL-2 (1M IU/m2/day). Patients receive scans to assess tumor size every six weeks for the first six months, followed by scans every three months for the duration of the trial.

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

Clinical Data for NSCLC and Melanoma

On December 6, 2022, we presented interim data from 14 patients in the CHIRON and THETIS clinical trials, eight patients with NSCLC and six with melanoma. Patients had received a median of two lines of therapy prior to receiving cNeT. All had progressive disease at the time of lymphodepletion prior to cNeT infusion and each patient has completed their first scheduled scan six weeks post-cNeT infusion to assess tumor size. The median cNeT dose in the last six patients reported was 47 million, compared to 14 million in the first eight patients reported at SITC 2021. Further, the median cNeT dose for our first three products manufactured using our higher dose VELOS process was 78 million with a median cNet reactivity of 17%.

cNeT Tolerability

Overall, the safety and tolerability observations of cNeT compare favorably to standard tumor infiltrating lymphocytes, or TIL due to less IL-2 related toxicity. Lymphopenia and neutropenia were the most common adverse events, which are principally associated with the conditioning regimen, and no dose limiting high-grade toxicities associated with IL-2 were reported. There have been no suspected unexpected serious adverse reactions, or SUSARs reported since the previous update on the first six patients in 2021.

Overall, in the whole cohort treated to date with ATL001, there were three events of cytokine release syndrome and one immune effector cell-associated neurotoxicity syndrome, or ICANS, event deemed to be possibly related to cNeT treatment. A previously disclosed case of encephalopathy was subsequently deemed unlikely related to cNeT treatment following an Independent Data and Safety Monitoring Committee, or IDSMC, review.

cNeT Activity

We observed one partial response (PR, 56% tumor reduction maintained at week 36) and six patients with stable disease (SD) with overall durable clinical benefit at 12 weeks in 71% of evaluable patients (5/7) with advanced NSCLC and we observed stable disease as best response in 50% of evaluable patients (3/6) with melanoma. cNeT driven anti-tumor activity in the partial responder was supported by T cell engraftment and cytokine profiles and cNeT product characterization supports a polyfunctional active component.
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

We were able to demonstrate cNeT expansion and persistence in the patient with the partial response compatible with a link to clinical activity. Functional activity of the detected cNeT was supported by the observation of peak expansion of cytokine-secreting cNeT 21 days post infusion, coinciding with a peak in serum IL-6, with detection of cNeT beyond 12 weeks by TCR analysis. cNeT display an activated and functional phenotype including markers associated with tissue migration and a transcriptional profile supporting proliferation and cytotoxic function. Effective lymphodepletion and subsequent immune reconstitution were observed in all patients despite using lower doses of lymphodepleting agents.

We will continue to assess these features and any associations with clinical outcomes in subsequent patients that we treat through 2023 and 2024 and will continue to optimize both PELEUS and VELOS to deliver product features that have been shown to deliver clinical activity.

Next Steps

Based on the interim data announced in December 2022, we plan to continue to recruit and treat patients in the CHIRON and THETIS clinical trials and expect to report further clinical and translational science data through 2023 and 2024.

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

The data below depicts the potential of cNeT to outperform standard TIL cells in the production of effector cytokines, which we believe supports our belief that cNeT show improved fitness compared with standard TIL.

cNeT Produced Higher Amounts of Effector Cytokines than Standard TILs

Material Acquisition Platform

Our MAP network is our proprietary network for collection of donor tumor tissue and blood from cancer patients. We created our MAP network as a strategic asset to secure continued access to patient tumor and blood samples which are procured from patients undergoing standard-of-care cancer surgery across multiple solid tumor indications. The samples accessed through our MAP network are used in the development of our VELOS process and the expansion of the PELEUS AI-powered platform. In addition, our MAP network provides access to patient samples from multiple additional tumor types that can inform the basis of our future pipeline development. Our MAP network has also allowed us to improve our supply chain operations with respect to interventional studies, by identifying and building non-standard site pathways for patient access and transportation pathways from procurement centers to our manufacturing facilities and back to patients.

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

Additionally, we lease a warehouse in west London, which gives us the option to construct a flexible GMP modular facility, to scale our manufacturing footprint where modular cleanrooms can be brought online in a phased approach. Over time, we plan to establish further or alternative regional manufacturing facilities as needed to meet product demand.

In March 2022, we entered into an agreement to reserve manufacturing capacity with a CMO in King of Prussia, PA, in the U.S. Phase 1 of technology transfer was completed during 2022 and as of December 31, 2022, the Company is reviewing the timing for implementation of Phase 2.

Future Strategy for Automation

Automation will enable improvements to our manufacturing success rate, a reduction in operator dependencies and related costs and will support the industrial scale-up of GMP operations. Additionally, the custom devices that support a fully-closed process, while further reducing high operating costs associated with open processes, enable the potential for new intellectual property and security of the manufacturing process and know-how. We have developed a roadmap for automation by focusing on several key areas across the end-to-end manufacturing process to drive the future commercial delivery of cNeT. Some of the key initiatives in our automation strategy include:

•
Tumor collection and processing device: We are developing a closed system to process patient tumor samples. This system is designed to be utilized for procurement of the tumor sample at the time of surgery and delivered to the manufacturing site. We believe this will increase sample throughput and minimize operator variability, while decreasing the time required to process samples. Additionally, this closed system approach allows manufacturing in a simpler and lower cost cleanroom environment.
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

We continue to assess and evaluate several strategic partnerships to support the development of automation and devices to deliver an industrial manufacturing process.

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

We collect samples to analyze each patient’s TME prior to cNeT manufacturing, as well as the manufactured cNeT including dose, number of reactivities, immune phenotype and specific T cell receptor sequences. Upon administration into the patient, we track cNeT engraftment, expansion, phenotype, activity and transcriptional profile. In parallel to tracking cNeT, we also evaluate circulating tumor DNA as a liquid biomarker of tumor burden.

The increasingly detailed molecular understanding of cNeT and their mechanism of action in patients will further inform and control the development of next generations of our VELOS manufacturing process by focusing on functional fitness, anti-cancer activity and safety as well as alternative starting material for cNeT manufacture (e.g., blood). By using blood as a starting material, we would aim to provide patient optionality and broaden patient access and supply for those patients where tumor collection by surgery may not always be possible.

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

We have worldwide commercial rights for our potential products. We currently plan to build our global commercialization capabilities internally over time such that we are able to commercialize any product candidate for which we may obtain regulatory approval. We may selectively pursue strategic collaborations with third parties in order to maximize the commercial potential of our product candidates. We generally expect to launch any of our products that receive regulatory approval in the United States first, followed by the EU, and then in other major markets.

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

Advanced T cell therapies are under evaluation in solid tumors by multiple biotechnology and pharmaceutical companies, including Kite Pharma Inc. (a Gilead company), Iovance, Adaptimmune Therapeutics PLC, Autolus Therapeutics PLC, Instil Bio, Inc., or Instil, Pact Pharma, Inc., Neogene Therapeutics (acquired by AstraZeneca), BioNTech SE, Turnstone Biologics Corp., Obsidian Therapeutics, Inc. and KSQ Therapeutics, Inc.

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

With regard to ATL001, we in-license from CRT a family of pending patent applications and granted patents with claims directed to: (i) a method of treating cancer, including non-small cell lung cancer and melanoma; (ii) claims directed to a T cell composition comprising a CAR-T or TCR-T that binds a clonal neoantigen; and (iii) claims directed to a vaccine comprising clonal neoantigen peptides or proteins, or mRNA or DNA encoding a clonal neoantigen. This patent family includes two pending U.S. patent applications, one granted EP patent, one granted patent in each of Australia, Chile, Hong Kong, Japan, Malaysia, Mexico, New Zealand, Russia, Singapore and South Africa, and twelve foreign patent applications pending in various jurisdictions such as Canada, China and South Korea. Patent applications in this family, if issued, are expected to expire in 2036 without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

With regards to ATL001, we own a family of pending patent applications with claims directed to treatment regimens for using T cell therapy in combination with a low dose of IL-2 in the treatment of cancer. This patent family includes a pending U.S. patent application and eight foreign patent applications pending in various jurisdictions, namely Australia, Canada, Europe, Israel, Japan, South Korea and Singapore. Patent applications in this family, if issued, are expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

With regards to ATL001, we own a granted U.S. patent with claims directed to the treatment of patients with an immunotherapy targeting clonal neoantigens that have been identified using the ACE bioinformatics tool, which is expected to expire in 2042, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. This patent family includes a pending U.S. patent application and a pending international (PCT) patent application filed at the EPO, with claims directed to a method of determining whether a tumor-specific mutation is likely to be clonal in a subject. If a patent were to issue from a national/regional patent application derived from this international patent application, such a patent would be expected to expire in 2042, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

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

We own a family of pending patent applications with claims directed to a method for obtaining tumor nucleic acid for sequencing from medium containing tumor cells shed from a solid tumor sample, which family includes a pending U.S. patent application and nine foreign patent applications pending in various jurisdictions, namely Australia, Canada, China, Europe, Japan, South Korea, Russia, Singapore and South Africa. Patent applications in this family, if issued, are expected to expire in 2040 without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

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

We own a pending U.S. patent application and an international (PCT) patent application filed at the UK Intellectual Property Office, or UKIPO, with claims directed to a batch release assay for a pharmaceutical product comprising T cells. If a patent were to issue from the U.S. application or a national/regional patent application derived from the international patent application, such a patent would be expected to expire in 2042, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We own a pending international patent application filed at the UKIPO with claims directed to a method of producing a population of T cells which comprises antigen-specific T cells. If a patent were to issue from a national/regional patent application derived from this international patent application, such a patent would be expected to expire in 2042, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

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

Any marketing application for a biological product submitted to the FDA for approval, including a product candidate with a fast track designation breakthrough therapy designation and/or RMAT designation may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. Any product candidate is eligible for priority review if it is designed to treat a serious or life-threatening disease or condition, and if approved, would provide a significant improvement in safety or effectiveness compared to available alternatives for such disease or condition. The FDA will attempt to direct additional resources to the evaluation of an application for a biological product candidate designated for priority review in an effort to facilitate the review. Under priority review, the FDA’s goal is to review an application within six months of the 60-day filing date, compared to ten months for a standard review.

Additionally, FDA may grant accelerated approval to a product candidate intended to treat a serious or life- threatening disease or condition upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit which must be conducted with due diligence and, under the Food and Drug Omnibus Reform Act of 2022, or FDORA, the FDA is permitted to require, as appropriate, that such trials be underway prior to approval or within a specified time period after the date accelerated approval was granted. Under FDORA, the FDA also has increased authority for expedited procedures to withdraw approval of a product or indication approved under accelerated approval if, for example, the sponsor fails to conduct the required post-marketing studies or if such studies fail to verify the predicted clinical benefit. In addition, the FDA generally requires, unless otherwise informed by the agency, pre-approval of promotional materials for products receiving accelerated approval, which could adversely impact the timing of the commercial launch of the product.

Fast track designation, breakthrough therapy designation, RMAT designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

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

EU Clinical Trials Regulation

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries.

In the EU, the new Clinical Trials Regulation (EU) No 536/2014, which replaced the former Clinical Trials Directive 2001/20/EC, has been in effect since January 31, 2022. It overhauled the previous system of approvals for clinical trials in the EU. Specifically, the new regulation, which is directly applicable in all Member States (meaning that no national implementing legislation in each EU Member State is required), aims at simplifying and streamlining the approval of clinical trials in the EU. The main characteristics of the new Regulation include: a streamlined application procedure via a single-entry point through the Clinical Trials Information System, or CTIS; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts (Part I contains scientific and medicinal product documentation and Part II contains the national and patient-level documentation). Part I is assessed by a coordinated review by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Concerned Member States) of a draft report prepared by a Reference Member State. Part II is assessed separately by each Concerned Member State. Strict deadlines have also been established for the assessment of clinical trial applications.

EU Drug Review and Approval

In the EU, medicinal products, including advanced therapy medicinal products, or ATMPs, are subject to extensive pre- and post-market regulation by regulatory authorities at both the EU and national levels. Under Article 2(1) of Regulation (EC) No 1394/2007, or the “ATMP Regulation,” ATMPs include somatic cell therapy products, which are cells that have undergone substantial manipulation so that biological characteristics, physiological functions or structural properties relevant for the intended clinical use have been altered, where such cells are to be administered to human beings in order to cure, diagnose or prevent disease. Our current development products are somatic cell therapy medical products which would be regulated as ATMPs in the EU.

To obtain regulatory approval of an ATMP under the EU regulatory system, we must submit a marketing authorization application, or MAA, under the centralized procedure administered by the EMA. The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid across all of the EEA (which is made up of all the EU Member States, as well as Iceland, Norway and Liechtenstein). As provided for in the ATMP Regulation, the scientific evaluation of MAAs for ATMPs is primarily performed by a specialized scientific committee called the Committee for Advanced Therapies, or CAT. The CAT prepares a draft opinion on the quality, safety and efficacy of the ATMP which is the subject of the MAA, which is sent for final approval to the Committee for Medicinal Products for Human Use, or CHMP. The CHMP recommendation is then sent to the European Commission, which adopts a decision binding in all EEA Member States. The maximum timeframe for the evaluation of an MAA for an ATMP is 210 days from receipt of a valid MAA, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CAT and/or CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, the EMA provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA’s recommendation. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts such a request, the timeframe of 210 days for assessment will be reduced to 150 days (excluding clock stops), but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

The application used to submit the BLA in the United States is similar to that required in the EU, with the exception of, among other things, certain specific requirements set out in the ATMP Regulation, for example certain particulars to be contained in the summary of product characteristics.

In the EU, if human tissues and cells are used as starting materials in an ATMP, the donation, procurement and testing of the cells are covered by the Tissues and Cells Directive (2004/23/EC), or Human Tissue Directive. The competent authority in the UK under the Human Tissue Directive is the Human Tissue Authority, or HTA, which is responsible for licensing certain activities in the UK related to the donation, procurement and testing of cells used for the manufacture of ATMPs under the Human Tissue (Quality and Safety for Human Application) Regulations 2007. The processing, storage and distribution of the ATMP itself is governed by the medicines regulations and marketing authorization process set out above, however a separate license from the HTA may be needed for the initial procurement, processing, testing and storage (if for more than 48 hours) of the human cells which are to be subsequently used in the ATMP manufacture. Any organization involved in these activities in the UK will require an HTA license.

Data and Marketing Exclusivity in the EU

The EU also provides opportunities for market exclusivity. Upon receiving marketing authorization in the EU, innovative medicinal products generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents generic or biosimilar applicants from referencing the innovator’s pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU, during a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Orphan Drug Designation and Exclusivity in the EU

Products receiving orphan designation in the EU can receive ten years of market exclusivity, during which time no “similar medicinal product” for the same indication may be placed on the market. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. An orphan product can also obtain an additional two years of market exclusivity where an agreed Pediatric Investigation Plan for pediatric studies has been complied with. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.

The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as orphan if it meets the following criteria: (i) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; and (ii) either the prevalence of such condition must not be more than five (5) in ten thousand (10,000) persons in the EU when the application is made; or without the benefits derived from orphan status, it must be unlikely that the marketing of the medicine would generate sufficient return in the EU to justify the investment needed for its development; and (iii) there exists no satisfactory method of diagnosis, prevention or treatment of such condition, or if such a method exists, the product will be of significant benefit to those affected by the condition, as defined in Regulation (EC) 847/2000. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers made available by the EU and its Member States to support research into, and the development and availability of, orphan drugs. The application for orphan drug designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the MAA if the orphan drug designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

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
•
the marketing authorization holder for the authorized orphan product consents; or
•
the marketing authorization holder for the authorized orphan product cannot supply enough orphan medicinal product.

Pediatric Development in the EU

In the EU, companies developing a new medicinal product must agree upon a Pediatric Investigation Plan, or PIP, with the EMA’s Pediatric Committee, or PDCO, and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, (e.g., because the relevant disease or condition occurs only in adults). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted by the PDCO of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization with the results of pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) even where the trial results are negative. In the case of orphan medicinal products, a two year extension of the orphan market exclusivity may be available. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

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
•
All advertising and promotional activities for the product must be consistent with the approved SmPC and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the United Kingdom and EU. In the EU, although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each EU Member State and can differ from one country to another.

EU Medical Devices Regulation

Some of our devices used to collect blood and tissue used in the manufacture of our medicinal products may be considered a class IIa medical device under the EU Medical Devices Regulations 2017/745, or EU MDR. The EU MDR became fully applicable in all EU Member States from May 26, 2021 (therefore not including the UK). All medical devices require a CE mark to be placed on the market in the EU. In order to obtain a CE mark, a notified body must conduct a conformity assessment of the device to confirm whether it complies with the general safety and performance requirements in the EU MDR. Such requirements will differ depending on the class of the device. The conformity assessment usually involves an audit of the manufacturer’s quality system and a review of the technical documentation from the manufacturer on the safety and performance of the device. If the notified body considers that the device is in conformity with the EU MDR, it will issue a conformity assessment certificate and the manufacturer of the device can place a CE mark on the device, allowing it to be marketed in any EU Member State.

As stated above, our product candidates may require use of an in vitro diagnostic to identify appropriate patient populations. As in the U.S., these diagnostics, referred to as companion diagnostics, are regulated as medical devices in the EU and will be governed by the In-Vitro Diagnostic Devices Regulation (EU) 2017/746, or EU IVDR. The EU IVDR became fully applicable in all EU Member States on May 26, 2022 (therefore not including the UK). The EU IVDR introduced more stringent requirements than the current EU In Vitro Diagnostics Directive 98/79/EC, EU IVDD. In accordance with the transitional provisions in the EU IVDR, devices placed on the EU market prior to May 26, 2022 in accordance with the EU IVDD may continue to be supplied until May 26, 2025, provided that manufacturers comply with the EU IVDR requirements relating to post-market surveillance, market surveillance, vigilance and registration of economic operators and devices. After such date, all devices must be certified under the EU IVDR in order to be marketed in the EU. However, the European Parliament is currently considering a proposal from the European Commission to remove the “sell-off” date (i.e. the date after which devices already on the market but not yet with the final user should be withdrawn) from the EU IVDR. Before a notified body can issue a CE certificate for a companion diagnostic, it must seek a scientific opinion from the EMA on the suitability of the companion diagnostic to the medicinal product concerned if the medicinal product falls exclusively within the scope of the centralized marketing authorization procedure.

The aforementioned EU rules are generally applicable in the EEA.

Brexit and the Regulatory Framework in the United Kingdom

In June 2016, the electorate in the United Kingdom voted in favor of leaving the EU (commonly referred to as “Brexit”) and the United Kingdom officially withdrew from the EU on January 31, 2020. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the EU, the United Kingdom was subject to a transition period until December 31, 2020, during which EU rules continued to apply. The EU and the United Kingdom have since concluded a trade and cooperation agreement, or TCA, which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not provide for wholesale mutual EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the EU regulatory framework continues to apply in Northern Ireland). The regulatory regime in Great Britain therefore largely aligns with current EU medicines regulations, however it is possible that these regimes will diverge in future now that Great Britain’s regulatory system is independent from the EU and the TCA does not provide for mutual recognition of United Kingdom and European Union pharmaceutical legislation. For example, the new Clinical Trials Regulation which became effective in the EU on January 31, 2022 has not been implemented into UK law, and a separate application will need to be submitted for clinical trial authorization in the UK.

As the EU MDR and EU IVDR became fully applicable after January 1, 2021, they will not apply to Great Britain. Instead, the Medical Devices Regulations 2002, or UK MDR, will apply. As updated to apply since Brexit, the UK MDR has introduced several changes including (but not limited to) replacing the CE mark with a UKCA marking. Although EU CE marks will be recognized in Great Britain until June 30, 2024, from which time transitional arrangements will apply for CE and UKCA marked medical devices placed on the Great Britain market. These transitional arrangements have not yet been brought into force through UK MDR, but the UK Government intends to introduce legislation by Spring 2023 that will bring these into force, requiring manufacturers outside of the United Kingdom to appoint a “UK Responsible Person” if they place devices on the Great Britain market and more wide-ranging device registration requirements.

Other Healthcare Laws and Compliance Requirements

In addition to FDA restrictions on the marketing of pharmaceutical products, we may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. Healthcare providers, physicians, and third party payors play a primary role in the recommendation and prescription of drug products for which we obtain marketing approval. Arrangements with third party payors, healthcare providers and physicians, in connection with the clinical research, sales, marketing and promotion of products, once approved, and related activities, may expose a pharmaceutical manufacturer to broadly applicable fraud and abuse and other healthcare laws and regulations. In the United States, these laws include, without limitation, state and federal anti-kickback, false claims, physician transparency, and patient data privacy and security laws and regulations, including but not limited to those described below:

•
the federal Anti-Kickback Statute, or AKS, which makes it illegal for any person or entity, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, receive, offer or pay any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, that is intended to induce or reward, referrals including the purchase recommendation, order or prescription of a particular drug for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil monetary penalties. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

•
the federal civil and criminal false claims laws, including the False Claims Act, which impose criminal and civil penalties, including through civil “qui tam” or “whistleblower” actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal health care programs that are false or fraudulent; knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay money to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The federal False Claims Act also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the federal False Claims Act and to share in any monetary recovery. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;
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
•
the federal Physician Payments Sunshine Act, created under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, and its implementing regulations, which requires applicable manufacturers of drugs, devices, biological products and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the Centers for Medicare and Medicaid Services, or CMS, under the Open Payments Program, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other licensed health care practitioners and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;
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

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. The U.S. Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. Subsequent legislation extended the 2% reduction which remains in effect through 2030. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers will be further reduced starting in 2025 absent further legislation. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. President Biden has issued multiple executive orders that have sought to reduce prescription drug costs. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

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

The Inflation Reduction Act of 2022, or IRA includes several provisions that may impact our business to varying degrees, including provisions that reduce the out-of-pocket cap for Medicare Part D beneficiaries to $2,000 starting in 2025; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation, and delay the rebate rule that would limit the fees that managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one rare disease designation and for which the only approved indication is for that disease or condition. If a product receives multiple rare disease designations or has multiple approved indications, it may not qualify for the orphan drug exemption. The effects of the IRA on our business and the healthcare industry in general is not yet known.

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

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products. Further, legislative and regulatory proposals, and enactment of laws, at the foreign, federal and state levels, directed at containing or lowering the cost of healthcare, will continue into the future.

Coverage and Reimbursement

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

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement levels for products can differ significantly from payor to payor. As a result, decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a payor-by-payor basis. Obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. One payor’s determination to provide coverage for a drug or biological product does not assure that other payors will also provide coverage for the same product. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. It is difficult to predict what the Centers for Medicare & Medicaid Services, or CMS, the federal agency responsible for administering the Medicare program, will decide with respect to reimbursement for fundamentally novel products such as ours.

Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services.

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

Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that a product is safe, effective and medically necessary; appropriate for the specific patient; cost-effective; supported by peer-reviewed medical journals; included in clinical practice guidelines; and neither cosmetic, experimental, nor investigational. Further, increasing efforts by third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA or comparable regulatory approvals. Additionally, we may also need to provide discounts to purchasers, private health plans or government healthcare programs. Our product candidates may, nonetheless, not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional upcoming and anticipated legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Foreign governments also have their own healthcare reimbursement systems, which vary significantly by country and region, and we cannot be sure that coverage and adequate reimbursement will be made available with respect to our product candidates under any foreign reimbursement system. To that end, reimbursement agencies in the United Kingdom and EU may be more conservative than CMS. For example, a number of cancer drugs have been approved for reimbursement in the United States and have not been approved for reimbursement in the United Kingdom and/or certain European countries.

Secarna License

On October 20, 2021, we entered into an agreement, or Secarna Agreement with Secarna Pharmaceuticals GmbH & Co. KG or Secarna, whereby Secarna granted to us the option to take a non-exclusive worldwide license under certain patent and other intellectual property rights, to use the Secarna technology in the ex vivo manufacture of a T cell pharmaceutical product. Following review the Company decided not to exercise its options to take licenses under the Secarna Agreement and as of December 31, 2022, neither the Company nor Secarna had any outstanding obligations under the Secarna agreement.

C. Organizational Structure.

As of December 31, 2022, we had three subsidiaries. The following table sets out for our principal subsidiaries, country of incorporation and percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

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

We also lease a warehouse in west London that expires in 2030 with a break clause in 2025 with approximately 64,000 square feet.

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

Item 4A. Unresolved Staff Comments.

None.

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing elsewhere in this Annual Report. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in Item 3.D. “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this Annual Report. Our actual results could differ materially from the results described in or implied by these forward- looking statements.

We maintain our books and records in pounds sterling, our results are subsequently converted to U.S. dollars and we prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB. All references in this Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Unless otherwise indicated, certain U.S. dollar amounts contained in this Report have been translated into pounds sterling at the rate of £1.00 to $1.2103 on December 31, 2022. These translations should not be considered representations that any such amounts have been, could have been or could be converted into pounds sterling at that or any other exchange rate as of that or any other date.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

A. Operating Results.

Overview

We are a clinical immuno-oncology biopharmaceutical stage company developing AI-powered precision T cell therapies to treat multiple types of solid tumors. We are focused on advancing cancer therapies through our pioneering work in the field of tumor evolution and our belief that clonal neoantigens represent the most specific class of cancer cell targets. Our platform enables us to identify mutations formed early in the development of a cancer that give rise to antigens that are expressed by all of a patient’s cancer cells but are absent from healthy tissue. We refer to this novel class of solid tumor targets as clonal neoantigens. To identify clonal neoantigens in a patient, we have developed a proprietary AI-powered platform called PELEUS. This platform employs advanced computational methods with AI and machine learning and is validated on real world patient tumor genetic data derived from our exclusive license to data from the TRACERx study, which aims to analyze tumor samples from more than 840 non-small cell lung cancer, or NSCLC, patients. Once we have identified the clonal neoantigens, our proprietary manufacturing process, VELOS, uses the patient’s T cells and blood-derived dendritic cells to create a clonal neoantigen-reactive T cell therapy, or cNeT, that specifically targets multiple clonal neoantigens to eradicate the tumor.

Since our inception in 2016, we have devoted substantially all of our resources to conducting research activities and clinical trials, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. We have initially focused on two solid tumor types: advanced NSCLC and metastatic or recurrent melanoma as well as expanding into a range of additional indications. We do not have any products approved for sale and have not generated any revenue from product sales. We have principally raised capital through the issuance and sale of our convertible preferred shares to outside investors and sales of ADSs through our IPO. Through December 31, 2022, we had received net cash proceeds of $230.9 million from investors in our preferred shares financings and $160.6 million from sales of ADS through our IPO.

We have incurred significant operating losses since inception. We incurred total net losses of $71.2 million, $61.1 million and $33.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, we had an accumulated deficit of $190.3 million. These losses have resulted primarily from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. We expect that our expenditure will increase substantially in connection with our ongoing activities, particularly as we:

•
continue to develop our pipeline of discovery programs and conduct research and clinical activities for our existing programs for advanced NSCLC, metastatic or recurrent melanoma and other solid tumors;
•
continue to innovate, improve and develop our technology platform, including continuing to develop and improve our PELEUS AI-powered platform and VELOS manufacturing process and to evaluate new approaches to our manufacturing process;
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

As of December 31, 2022, we had cash and cash equivalents of $173.3 million. We believe our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into the middle of 2025. See “—Liquidity and Capital Resources—Funding Requirements” below.

Impacts of Coronavirus and Market Conditions on Our Business

We have been actively monitoring the coronavirus pandemic situation and its impact globally. We believe our financial results for the years ended December 31, 2022, 2021 and 2020 were not significantly impacted by the outbreak of the coronavirus. We believe our hybrid and remote working arrangements have had limited impact on our ability to maintain internal operations during the years ended December 31, 2022, 2021 and 2020. Further, disruption of global financial markets and a recession or market correction, including as a result of the coronavirus pandemic, the ongoing military conflict between Russia and Ukraine and the related sanctions imposed against Russia, and other global macroeconomic factors such as inflation, increases in commodity prices, energy and fuel prices, credit and capital markets instability and supply chain interruptions could reduce our ability to access capital, which could, in the future, negatively affect our business and the value of our common shares.

CRT License

In May 2016, we entered into the CRT Agreement with CRT pursuant to which we obtained access rights to intellectual property and know-how from the TRACERx Study. Under the CRT Agreement, we are granted an exclusive, sublicensable license to the TRACERx patents and bioinformatic data for use in: (i) the therapeutic field of neoantigen cell therapies and adoptive cell transfer; and (ii) the neoantigen diagnostic field, for use in research and the potential development of products for commercialization. We are further granted, during the vaccine option period, an exclusive license to the TRACERx patents and the bioinformatic data in the private neoantigen therapeutic vaccine field for research and development but not in the development of products for commercial sale, and a non-exclusive license to the same in the public neoantigen therapeutic vaccine field. We also obtained a non-exclusive license to the TRACERx bioinformatic pipeline, patient sequencing and medical data, know-how, and materials.

CRT additionally granted us certain rights to new patent applications filed by the Founding Institutions in respect of inventions resulting from the TRACERx study through February 2023, including automatic exclusive licenses to patent rights relating to non-severable improvements of technology covered by the original TRACERx patents and non-exclusive rights to severable improvements.

In July 2017, we obtained a non-exclusive license to the LOHHLA patent under the CRT Agreement. In October 2018, we obtained an exclusive license to the LOHHLA patent under an addendum to the CRT Agreement.

Under the CRT Agreement, we hold an option to exploit products in the therapeutic vaccine field (the “Vaccine Option”). In March 2021, we extended the Vaccine Option from May 2021 to May 2023 with a payment of less than £0.1 million or $0.1 million.

Upon execution of the CRT Agreement, we granted CRT 396,125 B ordinary shares and 67,793 C ordinary shares. The C ordinary shares granted to CRT were forfeited and transferred to the deferred shares during the year ended December 31, 2019, as the applicable performance conditions were not met. The B ordinary shares granted to CRT were converted into ordinary shares upon our IPO. We recorded $0.3 million of IP research and development expense in 2016. We are obligated to pay CRT milestone success payments up to an aggregate of £6.5 million for therapeutic products, and milestone success payments up to an aggregate £0.8 million for non-therapeutic products, as well as sub-single digit to low-single digit percentage royalty on net sales of products that utilize the licensed intellectual property, subject to certain customary reductions. The royalty obligations continue on a product-by-product and country-by-country basis until the later of: (i) the date there ceases to be a valid patent claim covering such product in the country in which it is sold; or (ii) with respect to contribution royalty products, ten years from the first commercial sale of the product, and with respect to a patent royalty product, five years from the first commercial sale of the product. On a product-by-product basis, we may also elect to provide other cash consideration at fair market value and forgo the milestone or royalty payment.

Unless terminated earlier, the term of the agreement continues until the later of the expiration of the royalty term in each country and such time as no further milestone payments are due, and upon such termination, the licenses granted shall become fully-paid, royalty-free, irrevocable, and perpetual. We have the right to terminate the license agreement for convenience in its entirety upon 90 days’ notice. Each party may terminate the agreement if the other party is in material breach subject to a 90 day remedy period. We have the right to acquire ownership of the TRACERx patents upon either: (i) the occurrence of a royalty product for use in the therapeutic field; (ii) CRT shareholders cease to hold any ordinary shares in the Company; (iii) we undergo an initial public offering; or (iv) we are acquired by a third party for more than £25.0 million. Upon our IPO, we gave notice to CRT to exercise the option to acquire the TRACERx patents with no consideration in accordance with the terms of the CRT Agreement. The acquisition was not finalized as of December 31, 2022.

Secarna License

On October 20, 2021, we entered into an agreement, or the Secarna Agreement, with Secarna Pharmaceuticals GmbH & Co. KG, or Secarna, whereby Secarna granted us a non-exclusive worldwide license under certain patent and other intellectual property rights, to use the Secarna technology in the ex vivo manufacture of a T cell pharmaceutical product. Following review the Company decided not to exercise its options to take licenses under the Secarna agreement and as of December 31, 2022, neither the Company nor Secarna had any outstanding obligations or rights under the Secarna agreement.

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

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of ATL001 for our current programs, additional follow-on indications and enhancement of our existing technology platform. Research and development expenses consist of:

•
expenses incurred under agreements with CROs, as well as investigative sites and consultants that conduct our clinical trials, research activities and other scientific development services;
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

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials and related product manufacturing expenses. As a result, we expect that our research and development expenses will continue to increase over the next several years as we: (i) expedite the clinical development and obtain marketing approval for ATL001 for advanced NSCLC and metastatic or recurrent melanoma; (ii) initiate additional clinical trials for ATL001 or any future product candidates, (iii) improve the efficiency and scalability of our manufacturing processes and supply chain including enhancing the capability of our PELEUS AI-powered platform for selecting clonal neoantigens; and (iv) build our in-house process development, analytical and manufacturing capabilities and continue to discover and develop additional product candidates, increase personnel costs and prepare for regulatory filings related to ATL001 and any future product candidates. We also expect to incur additional expenses related to milestone payments, royalty payments and maintenance fees payable to third parties with whom we have entered into license agreements.

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

Based on criteria established by His Majesty’s Revenue and Customs, or HMRC, a portion of expenditures being carried in relation to our pipeline R&D, clinical trials management and manufacturing development activities were eligible for the SME Program for the years ended December 31, 2020, 2021 and 2022. We claimed the tax credit in 2019, 2020 and 2021 which were paid in 2020, 2021 and 2022, respectively. We have claimed a tax credit for 2022, which we expect will be paid to us in 2023 from HMRC. We will continue to assess whether it is possible to qualify under the more favorable SME regime for future accounting periods. However, the United Kingdom Government’s Autumn Statement on November 17, 2022 announced reductions in the level of credits offered under the SME Program that will take effect from April 2023, which we expect to have a negative impact on receivable cash credit entitlements for 2023 and subsequent accounting periods. Further changes to the R&D tax relief legislation, taking effect from April 2023, introduce restrictions on relief that may be claimed for expenditure on sub-contracted R&D activity, broadly requiring either that workers carrying on such activity are subject to UK PAYE or, where work is undertaken outside the UK, that this must be due to geographical, environmental or social conditions not replicable in the UK. These restrictions may impact the quantum of R&D relief that we are able to claim in the future. In addition, the UK Government is currently consulting on the potential replacement of the SME Program and RDEC Program with a single program, operating similarly to the RDEC Program, which may, inter alia, change the present treatment of sub-contracted R&D work and introduce different thresholds and caps on expenditure and relief. If enacted, the new program would be expected to have effect for expenditure incurred from April 2024 onwards, and could have a material impact on the quantum of R&D relief that we are eligible to claim.

Unsurrendered UK losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of UK taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the UK of $140.5 million as of December 31, 2022. We have recorded an insignificant amount of income tax provisions for the year ended December 31, 2022, which relate to income tax obligations of our operating company in the U.S., which generates a profit for tax purposes.

Benefit from research and development, or R&D, tax credit, is received in the UK and recorded as an offset to research and development expenses. The UK R&D tax credit, as described above, is fully refundable to us and is not dependent on current or future taxable income. As a result, we have recorded the entire benefit from the UK R&D tax credit as a benefit which is included in our net loss before income tax and accordingly, not reflected as part of the income tax provision. If, in the future, any UK R&D tax credits generated are needed to offset a corporate income tax liability in the UK, that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded as an offset to research and development expenses.

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

Consolidated Results of Operations

Comparison of the Years Ended December 31, 2022 and 2021

The following table summarizes our consolidated results of operations for the years ended December 31, 2022 and 2021 (in thousands):

	Year ended December 31,
	2022	2021	Change
Operating expenses:
Research and development	$57,263	$42,224	$15,039
General and administrative	21,120	21,971	(851)
Total operating expenses	78,383	64,195	14,188
Loss from operations	(78,383)	(64,195)	(14,188)
Other income (expense), net:			—
Other income (expense)	7,318	3,133	4,185
Total other income (expense), net	7,318	3,133	4,185
Loss before provision for income taxes	(71,065)	(61,062)	(10,003)
Provision for income taxes	(111)	(37)	(74)
Net loss	$(71,176)	$(61,099)	$(10,077)

Research and Development Expenses

The table below summarizes our research and development expenses incurred by program for the year ended December 31, 2022 and 2021 (in thousands):

	Year ended December 31,
	2022	2021	Change
Direct research and development expense by program:
NSCLC	$9,659	$8,729	$930
Melanoma	8,298	7,858	440
Other pre-clinical and technology development cost	6,280	6,710	(430)
Unallocated research and development expense:
Personnel expenses	17,273	13,717	3,556
Other expenses	15,753	5,210	10,543
Total research and development expenses	$57,263	$42,224	$15,039

Research and development expenses were net of research and development tax credit reimbursement of $15.6 million and $10.7 million for the year ended December 31, 2022 and 2021, respectively. The net increase in research and development expenses was $15.0 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. The net increase in direct research and development expense was attributable to $0.9 million in our NSCLC program specifically in relation to our ongoing Phase I/II CHIRON clinical trial. Our unallocated research and development expense increased by $14.1 million for the year ended December 31, 2022, primarily as a result of an impairment loss of $6.7 million in assets under construction primarily related to costs associated with the detailed design of a flexible GMP modular facility in west London. Due to challenging economic and market conditions, the Company has mothballed the construction of the facility and project. In addition, higher personnel costs of $3.6 million as a result of a higher average headcount in the current year and an impairment loss of $0.5 million related to discontinued software implementation costs drove the increase. This was partially offset by a decrease of $0.4 million primarily related to lower IND enabling activities primarily for new follow-on indication.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the year ended December 31, 2022 and 2021 (in thousands):

	Year ended December 31,
	2022	2021	Change
Personnel expenses	$11,275	$11,227	$48
Professional services fees	2,513	3,424	(911)
Facilities and other expense	7,332	7,320	12
	$21,120	$21,971	$(851)

General and administrative expenses were $21.1 million for the year ended December 31, 2022, compared to $22.0 million for the year ended December 31, 2021. The decrease of $0.9 million consisted primarily of a decrease in legal and professional fees that were incurred in the prior year related to becoming a public company in 2021.

Total Other Income (Expense), Net

Other income (expense), net was income of $7.3 million for the year ended December 31, 2022, compared to income of $3.1 million for the year ended December 31, 2021. The increase in other income of $4.2 million was primarily due to an increase in interest income of $2.0 million and an increase in foreign exchange gains of $1.3 million.

Provision for Income Taxes

The provision for income taxes was $0.1 million for the year ended December 31, 2022 and less than $0.1 million for the year ended December 31, 2021, which is related to income tax obligations of our operating company in the U.S., which generates a profit for tax purposes.

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

Research and development expenses were net of research and development tax credit reimbursement of $10.7 million and $5.8 million for the year ended December 31, 2021 and 2020, respectively. The net increase in research and development expenses was $19.6 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. The net increase in direct research and development expense was primarily attributable to a net increase of $3.7 million in IND enabling activities primarily for new follow-on indications, as well as continuing research and development into enhancements to PELEUS, our AI-powered platform, and our VELOS manufacturing process, a net increase of $3.3 million in our metastatic or recurrent melanoma program specifically in relation to our ongoing Phase I/II THETIS clinical trial and a net increase of $3.3 million in our NSCLC program specifically in relation to our ongoing Phase I/II CHIRON clinical trial. Our unallocated research and development expense increased by $9.2 million for the year ended December 31, 2021, primarily as a result of increased costs of supporting the increased headcount in our research and development functions and their research efforts and increased facility costs due to the lease of new laboratory space.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2021 and 2020 (in thousands):

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

B. Liquidity and Capital Resources

Since our inception, we have not generated any revenue from product sales or any other sources and have incurred significant net losses in each period and on an aggregate basis. We have not yet commercialized any product candidates and we do not expect to generate revenue from sales of any product candidates for several years, if at all. We have funded our operations to date primarily with proceeds from the sale of preferred shares and ordinary shares. Through December 31, 2022, we had received net cash proceeds of $230.9 million from investors in our preferred shares financings and $160.6 million net proceeds from the sales of ADSs through our IPO after deducting underwriting discounts and commissions and other offering expenses. As of December 31, 2022, we had cash and cash equivalents of $173.3 million.

We currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our manufacturing and lease obligations described below.

Cash Flows

The following table summarizes our cash flows for each of the periods presented (in thousands):

	Year ended December 31,
	2022	2021	2020
Net cash used in operating activities	$(59,535)	$(59,284)	$(25,252)
Net cash used in investing activities	(7,512)	(7,634)	(11,847)
Net cash provided by financing activities	1	160,755	113,704
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(25,935)	(5,334)	3,650
Net (decease) increase in cash	$(92,981)	$88,503	$80,255

Net Cash Used in Operating Activities

During the year ended December 31, 2022, net cash used in operating activities was $59.5 million, primarily resulting from our net loss of $71.2 million, adjusted for non-cash loss on impairment charges of $7.4 million, non-cash share-based compensation of $7.0 million, depreciation and amortization of $3.7 million and changes in right of use assets and operating lease liabilities of $0.6 million. The net loss also was adjusted by $5.7 million related to changes in components of working capital due to: (i) increased prepaid expenses and other current assets in conjunction with accrued UK R&D tax credits; (ii) increased accounts payable for payment of vendors’ invoices; and (iii) decreased accrued research and development expenses.

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

Net Cash Used in Investing Activities

During the years ended December 31, 2022, 2021 and 2020, net cash used in investing activities was $7.5 million, $7.6 million and $11.8 million, respectively, primarily driven by purchases of property and equipment related to lab equipment and leasehold improvements.

Net Cash Provided by Financing Activities

During the year ended December 31, 2022, net cash provided by financing activities was less than $0.1 million related to the issuance of shares under the employee share purchase plan.

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

With increased focus on the ongoing Phase I/IIa CHIRON and THETIS clinical trials and de-prioritization of non-core activities, we believe that our cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into the middle of 2025. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. As we progress with our development programs and the regulatory review process, we expect to incur significant expenses related to product manufacturing, pre-commercial activities and commercialization.

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
•
the costs of expanding or increasing manufacturing infrastructure and facilities to capacity to support the manufacture of larger quantities of our product candidates for clinical development and potential commercialization globally;
•
the costs of expanding our facilities to accommodate our future growth in personnel;
•
the costs, timing and outcome of potential future commercialization activities, including manufacturing, marketing, sales and distribution for our product candidates for which we receive marketing approval;
•
the extent to which we acquire technologies;
•
the sales price and availability of adequate third-party coverage and reimbursement for our product candidates, if and when approved;
•
the availability and scope of the UK SME R&D tax credit; and
•
the costs of operating as a public company.

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

As of December 31, 2022, we are committed to make minimum payments of $9.1 million due for our office and laboratory space leases. See Note 9, “Leases,” to our financial statements appearing at the end of this Annual Report for our annual expected payments under our operating lease obligations at December 31, 2022. In addition, we are committed to make payments of $3.8 million, with approximately $2.7 million to be made in 2023, for costs associated with our certain vendors, which we engaged to provide clinical trial materials and contractual commitments for capital expenditures. These purchase commitments included non-cancellable minimum quantities to be purchased as of December 31, 2022.

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

We may incur potential contingent payments upon our achievement of clinical, regulatory and commercial milestones, as applicable, or we may be required to make royalty payments under the CRT Agreement. Due to the uncertainty of the achievement and timing of the events requiring payment under that agreement, the amounts to be paid by us are not fixed or determinable at this time and have not been included above.

Emerging Growth Company and Smaller Reporting Company Status

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this extended transition period and, as a result, we may adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-public companies instead of the dates required for other public companies. However, we may choose to early adopt these standards.

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

We may take advantage of these exemptions for up to the last day of the fiscal year ending after the fifth anniversary of our IPO or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) December 31, 2026, which is the last day of our fiscal year following the fifth anniversary of the date of the completion of our IPO; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions.

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

We believe that there are no critical accounting policies used in the preparation of our financial statements for the year ended December 31, 2022.

Other Accounting Policies, Judgments and Estimates

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

We determined the assumptions for the Black-Scholes option-pricing model as discussed below. Each of these inputs is subjective and generally requires judgment, and in particular the expected term and the expected volatility inputs, to determine:

•
Fair Value of our Ordinary Shares. Prior to the completion of our IPO, our ordinary shares were not publicly traded, and therefore we estimated the fair value of our ordinary shares on the basis referred to above. Subsequent to the IPO, the fair value of each share option grant is estimated on the date of grant using the market price of our ordinary shares in the Black-Scholes option pricing model applying assumptions used in connection with share option grants made during the periods described further below.
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

Name	Age	Position
Senior Management:
Iraj Ali, Ph.D.	47	Chief Executive Officer and Director
Robert Coutts	39	Chief Financial Officer
Karl Peggs. M.D.	56	Chief Medical Officer
Sergio Quezada, Ph.D.	48	Chief Scientific Officer

Non—Executive Directors:
Edwin Moses. Ph.D.(1)(2)(3)	68	Chairman of the Board of Directors
Michael F. Giordano. M.D. (2)(3)(4)	65	Director
Carsten Boess (1)(2)(3)	56	Director
Bernhard Ehmer	67	Director
Julie O'Neill (1)	56	Director

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

Michael F. Giordano, M.D. has served on our board of directors since September 2018. Dr. Giordano has served as a Clinical Advisor and Interim Chief Medical Officer to Epizyme, Inc., or Epizyme, a biopharmaceutical company, from December 2017 to August 2018. From 1999 to 2017, Dr. Giordano worked at Bristol-Myers Squibb Company, a pharmaceutical company, most recently serving as Senior Vice President and Head of Development, Oncology and Immuno-Oncology from February 2012 to February 2017. Dr. Giordano has also served on the board of directors of Epizyme from March 2018 until August 2022 when it was acquired by Ipsen, and on the board of directors of RAPT Therapeutics, Inc. since February 2018. He earned his M.D. and completed his residency and fellowship training at New York Presbyterian-Weill Cornell Medical Center, and received his B.A. in Natural Sciences from The Johns Hopkins University. We believe that Mr. Giordano is qualified to serve on our board of directors because of his experience, qualifications, attributes and skills, including his extensive pharmaceutical experience.

Carsten Boess has served on our board of directors since April 2020. Previously, Mr. Boess was the Executive Vice President of Corporate Affairs at Kiniksa Pharmaceuticals, Ltd., a biotechnology company, from August 2015 until February 2020. Mr. Boess has also served as a director for Rocket Pharmaceuticals, Inc. since January 2016 and Avidity Biosciences, Inc. since April 2020. Mr. Boess received a B.S. and M.S. in Economics and Finance, specializing in Accounting and Finance, from the University of Odense, Denmark. We believe that Mr. Boess is qualified to serve on our board of directors because of his experience, qualifications, attributes and skills, including his extensive executive experience.

Bernhard Ehmer has served on our board of directors since April 2022. He is a veteran biotechnology and pharmaceutical executive with more than three decades in senior leadership roles. He most recently served as CEO of Biotest AG in Germany and also served as chairman of the board of directors at Symphogen A/S, Denmark until its acquisition by Servier SA in June 2020. Prior to this, he worked for ImClone Systems, a wholly owned subsidiary of Eli Lilly, as President of ImClone Systems Inc. in the United States and as managing director in Germany. Before this he was CEO of Fresenius Biotech, where he was instrumental in the EU approval of Removab®, a treatment for malignant ascites. Since May 2022, he has been Chairman of the Supervisory Board of Biotest AG. We believe that Mr. Ehmer is qualified to serve on our board of directors because of his experience, qualifications, attributes and skills, including his extensive executive experience.

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

B. Compensation.

The following section provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to our directors, members of our senior management and non-employee directors for services in all capacities to us and our subsidiaries for the year ended December 31, 2022.

Director Compensation

For the year ended December 31, 2022, the table below sets forth the compensation paid to our directors (in thousands):

Name	Salary/Fees	Bonus	Pension Benefit	All Other Compensation	Total
Executive Director
Iraj Ali	$483	$133	$8	$1,327	$1,951
Non-Executive Directors
Carsten Boess	$88	-	-	$117	$205
Bernhard Ehmer	$47	-	-	$19	$66
Edwin Moses	$143	-	-	$336	$479
Julie O’Neill	$71	-	-	$55	$126
Michael Giordano	$88	-	-	$165	$253
Derek DiRocco(1)	$24	-	-	$36	$60

(1)
On May 3, 2022, Derek DiRocco resigned as a director from the board of directors of Achilles. In connection with his resignation, the Remuneration Committee of the Board accelerated an aggregate of 15,000 options to purchase ordinary shares held by Mr. DiRocco.

Non-Executive Letters of Appointment

The compensation of our non-executive directors is determined by our board of directors as a whole, based, in part, on a review of current practices in other companies. We have entered into appointment letters with our non-executive directors and these agreements provide for an annual fee and a grant of share options under our share incentive plan arrangement. All Directors are subject to re-election annually at the Annual General Meeting.

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

Outstanding Equity Awards

The following table summarizes the options that we granted to members of our board of directors and senior management during the year ended December 31, 2022:

	Ordinary Shares Underlying Option Covered	Exercise Price	Expiration Date
Senior Management:
Iraj Ali	192,512	$3.62	2/1/2032
Robert Coutts	124,458	$3.62	2/1/2032
Karl Peggs	163,760	$3.62	2/1/2032
Sergio Quezada	137,559	$3.62	2/1/2032
Non-Executive Directors:
Carsten Boess	20,000	$2.59	6/27/2032
Bernhard Ehmer	20,000	$2.59	6/27/2032
Michael Giordano	20,000	$2.59	6/27/2032
Edwin Moses	20,000	$2.59	6/27/2032
Julie O'Neill	20,000	$2.59	6/27/2032

No options were exercised by any members of our board of directors and senior management during the year ended December 31, 2022.

Employee Shares and Options issued prior to IPO

Under our shareholder and subscription agreements, which were effective until the date of IPO, we were authorized to grant equity awards to individuals including a director of and/or a person who is employed by or who directly or indirectly provides consultancy services to us, in the form of D, E, F, G, H, I, J, K, L, M and N ordinary shares, collectively referred to as Employee Shares and share options. All Employee Shares converted into ordinary shares in accordance with the reverse share split implemented on IPO (see Note 1 to our financial statements appearing at the end of this Annual Report). The share options granted prior to IPO were granted pursuant to the terms of the 2020 Share Omnibus Plan, or the 2020 Plan.

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

We initially reserved 2,572,558 of its ordinary shares for the issuance of awards under the 2021 Plan. The 2021 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2022, by 4% of the outstanding number of ordinary shares on the immediately preceding December 31, or such lesser number of shares as determined by our remuneration committee. This number is subject to adjustment in the event of a sub-division, consolidation, share dividend or other change in our capitalization. The total number of ordinary shares that may be issued under the 2021 Plan was 4,196,697 shares as of December 31, 2022, of which 1,567,338 shares remained available for future grant after taking into account options granted and adding back forfeitures in the period.

2021 Employee Share Purchase Plan

Our 2021 Employee Share Purchase Plan, or ESPP, was adopted by the Board in March 2021 and approved by shareholders in March 2021 and became effective upon the effectiveness of the Company’s Registration Statement on Form F-1 in connection with the IPO. The ESPP initially reserved and authorized the issuance of up to a total of 467,738 ordinary shares to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2022 and each January 1 thereafter, by the least of: (i) 1% of the outstanding number of ordinary shares on the immediately preceding December 31; (ii) 467,738 ordinary shares or (iii) such number of shares as determined by the remuneration committee. The number of shares reserved under the ESPP is subject to change in the event of a share split, share dividend or other change in our capitalization. The purpose of the ESPP is to: (i) provide U.S. employees the opportunity to purchase ordinary shares or ADSs at 85% of the fair market value of the ADSs on the offering date or the exercise date, whichever is lower, and (ii) provide UK-based employees with ordinary shares or ADSs under the SIP Plan as further discussed below.

The total number of ordinary shares that may be issued under the ESPP was 467,738 shares as of December 31, 2022. The initial purchase period under the ESPP commenced in February 2022. The Company estimated the fair value of the option component of the ESPP at the date of grant using a Black-Scholes valuation model. During the year ended December 31, 2022, the compensation expense from ESPP shares was less than $0.1 million.

2021 Share Incentive Plan

The Achilles Therapeutics plc Share Incentive Plan, or SIP Plan is a sub plan of the ESPP.  This SIP Plan is an HMRC approved Plan for UK tax-paying employees. Under the SIP Plan, eligible employees can receive "Free Shares" within HMRC guidelines, purchase ordinary shares from the market, or Partnership Shares, as well as receive "Matching Shares" which are issued without any consideration payment in connection with an acquisition of Partnership Shares (collectively referred to as "SIP Shares"). For any award of Matching Shares, the Board must specify the ratio of Matching Shares to Partnership Shares. The ratio determined by the Board must not exceed two Matching Shares for every Partnership Share.

There is no minimum service condition on the Partnership Shares, and the participants can sell/transfer the shares after their acquisition from the market. There is a minimum service condition for the Free and Matching Shares that requires the participants to provide continuing service for at least 36 months from the date of grant. If the participants are no longer with the Company or its subsidiaries before the completion of 36 months' service (with the relevant date determined as the last day of employment), the Free and Matching Shares generally will be 100% forfeited and available for future issuance.

During the year ended December 31, 2022, 319,990 shares were issued under the ESPP. This reduced the number of shares reserved and available to grant under the ESPP to 147,748 shares available to grant as of December 31, 2022.

Employee Shares and SIP Shares

We typically grant incentive shares which vest over a four-year service period with 25% of the award vesting on the first anniversary of the vesting commencement date, and the balance vesting periodically over the remaining three years.

Unvested Employee Shares are forfeited upon the giving or receiving of notice of termination of employment or service relationship in accordance with our Articles (prior to IPO, and in accordance with the Vesting Agreements post-IPO) and 2020 Plan. Before IPO, the forfeited shares were converted into deferred shares, with a repurchase right for a nominal amount in favor of us. As of December 31, 2020, we repurchased 1,509,384 deferred shares with the consideration of £0.01 to each holder for all of the deferred shares held by that holder. As part of our reorganization, 109,058 outstanding deferred shares immediately before the IPO were cancelled upon the IPO, and a single deferred share with a nominal value of £92,451.851 in the capital of the Company was created. As of December 31, 2022, we had one deferred share which could be repurchased by us at any time for nil consideration.

In accordance with the relevant Vesting Agreements, in 2022 we cancelled 6,036 shares that were held by employees who left employment with us since the IPO.

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

C. Board Practices.

Composition of our Board of Directors

Our board of directors presently has six members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors. However, our board of directors has determined that Dr. Moses, Mr. Boess, Dr. Giordano, Ms. O’Neill and Mr. Ehmer, representing five of our six directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.

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

Audit Committee

The audit committee is composed of Mr. Boess (Chairman), Dr. Moses and Ms. O’Neill, and assists the board of directors in overseeing our accounting and financial reporting processes. The audit committee consists exclusively of members of our board who are financially literate, and our board of directors has determined that Mr. Boess is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board of directors has determined that each member of the audit committee is an independent director under Nasdaq listing rules and under Rule 10A-3 under the Exchange Act. Our audit committee meets at least four times per year and oversees and reviews our internal controls, accounting policies and financial reporting, and provides a forum through which our independent registered public accounting firm reports. Our audit committee meets regularly with our independent registered public accounting firm without management present.

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

Nominating Committee

The nominating committee is composed of Dr. Moses (chairman), Mr. Boess and Mr. Giordano.

The primary functions of the nominating committee include:

•
drawing up selection criteria and appointment procedures for directors; and
•
recommending nominees for appointment to our board of directors and its corresponding committees.

D. Employees.

We have made significant investments in our business to support future growth. As of December 31, 2022, 2021 and 2020, we had 242, 252 and 159 employees, respectively.

	As of December 31,
	2022	2021	2020
Function:
Research and development	208	210	129
General and administrative	34	42	30
Total	242	252	159
Geography:
United Kingdom	233	243	157
United States	9	9	2
Total	242	252	159

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

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

The following table sets forth information, as of February 1, 2023, regarding the beneficial ownership of our ordinary shares for:

•
each beneficial owner of 5% or more of our outstanding ordinary shares;
•
each of our directors and members of senior management; and
•
all of our directors and senior management as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 1, 2023. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable or are exercisable within 60 days of February 1, 2023 or issuable upon the conversion of Class A ordinary shares held by the person. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of shares beneficially owned is computed on the basis of 39,322,086 ordinary shares outstanding (including ordinary shares in the form of ADS calculated as set out above) as of February 1, 2023.

To our knowledge, as of February 1, 2023, 39,322,086 ADSs were held by one record holder in the United States, representing approximately 96.05% of our total outstanding shares. The record holder is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ADSs in the United States.

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

NAME OF BENEFICIAL OWNER	Number of Ordinary Shares Beneficially Owned (#)	Percentage of Ordinary Shares Beneficially Owned (#)
5% or Greater Shareholders(8):
Syncona Portfolio Limited(1)	11,086,909	28.20%
Forbion Capital Fund IV Cooperatief U.A.(2)	2,390,050	6.08%
Entities affiliated with Baker Bros. Advisors LP(3)	4,076,656	9.99%
Entities affiliated with Invus Public Equities, L.P.(4)	2,255,375	5.74%

Executive Officers and Directors:
Iraj Ali	957,559	2.43%
Robert Coutts	190,431	*
Karl Peggs	535,804	1.36%
Sergio Quezada	373,257	*
Edwin Moses	241,250	*
Carsten Boess(5)	71,046	*
Bernhard Ehmer		*
Michael Giordano(6)	152,230	*
Julie O’Neill(7)	15,000	*
All directors and senior management as a group (9 persons)	2,536,577	6.37%

* Represents beneficial ownership of less than one percent.

1.
The information shown is based, in part, upon disclosures filed on a Schedule 13F on February 14th, 2023 by Syncona Portfolio Limited. Syncona Portfolio Limited is a controlled subsidiary of Syncona Holdings Limited, which in turn is a controlled subsidiary of Syncona Limited. Each of Syncona Holdings Limited and Syncona Limited may be deemed to have voting and dispositive power over the shares held by Syncona Portfolio Limited. Investment and voting decisions with respect to these shares are made by Syncona Portfolio Limited acting upon the recommendation of an investment committee of Syncona Investment Management Limited, also a subsidiary of Syncona Holdings Limited. The members of this investment committee consist of Martin Murphy and Chris Hollowood. For the purposes of Section 13 of the Securities Exchange Act 1934 and the associated SEC Schedule 13G form reporting requirement, each of these entities and individuals disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. Martin Murphy, who was formerly a member of our board of directors, is the chair of Syncona Investment Management Limited. The address for Syncona Investment Management Limited is 2nd Floor, 8 Bloomsbury Street, London WC1B 3SR. The address for Syncona Portfolio Limited is Arnold House, St Julian’s Avenue, St Peter Port, Guernsey GY1 3RD.

2. The information shown is based, in part, upon disclosures filed on a Form 13G/A on February 14th, 2023 by Forbion Capital Fund IV Coöperatief U.A.. or FCF IV. Forbion IV Management B.V., or Forbion Management, the director of FCF IV, may be deemed to have voting and dispositive power over the shares held by FCF IV. Investment decisions with respect to the common shares held by FCF IV can be made by its investment committee which may delegate such powers to the authorized representatives of Forbion Management. Mssrs. Slootweg, van Osch, Mulder, van Houten, van Deventer, Reithinger, Kersten and Rooswinkel and Boorsma are partners of Forbion Management, which acts as the investment advisor to the directors of FCF IV. Rogier Rooswinkel, who was formerly a member of our board of directors, is a partner of Forbion Management and a member of the investment committee of Forbion Management. Forbion Management disclaims beneficial ownership of the shares, except to the extent of their pecuniary interest therein. The address of FCFIV and Forbion Management are Gooimeer 2-35, 1411 DC Naarden, The Netherlands.

3. The information shown is based, in part, upon disclosures filed on a Form 13F on February 14th, 2023 by Baker Bros. Advisors LP, and in part upon disclosures filed on a Form 13G/A on February 14, 2022 by Baker Bros. Advisors LP. The number consists of 2,591,366 Ordinary Shares and 1,616,367 Class A non-voting shares. The Class A non-voting ordinary shares are only convertible to the extent that after giving effect to such conversion the holder thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding Ordinary Shares, or the Beneficial Ownership Limitation. By written notice to the Company, each holder of Class A non-voting ordinary shares may from time to time increase the Beneficial Ownership Limitation, applicable to that holder to any other percentage not in excess of 19.9%. Any such increase will not be effective until the 61st day after such notice is delivered to the Company. As a result of this restriction, the number of Ordinary Shares that may be issued upon conversion of the Class A non-voting ordinary shares by the above holders may change depending upon changes in the outstanding Ordinary Shares. We refer to 667, L.P. and Baker Brothers Life Sciences, L.P. together as the Baker Entities. Baker Bros. Advisors LP is the investment advisor of the Baker Entities and has sole voting and dispositive power with respect to the ordinary shares held by the Baker Entities. Baker Bros. Advisors (GP) LLC is the sole general partner of Baker Bros. Advisors LP. The managing members of Baker Bros. Advisors (GP) LLC are Julian C. Baker and Felix J. Baker and, as such, they may be deemed to have voting and dispositive power with respect to the ordinary shares held by the Baker Entities. Julian C. Baker and Felix J. Baker disclaim beneficial ownership of the ordinary shares held by the Baker Entities except to the extent of their pecuniary interest. The address for both Baker Brothers Life Sciences, L.P. and 667, L.P. is 860 Washington Street, 3rd Floor, New York, New York 10014.

4. Invus Public Equities, L.P. (“Invus PE”) directly holds 2,255,375 shares of Achilles Therapeutics plc consisting of 755,375 ordinary shares and 1,500,000 ordinary shares represented by American Depositary Shares (together the “Shares”). Invus Public Equities Advisors, LLC (“Invus PE Advisors”) controls Invus PE, as its general partner and accordingly, may be deemed to beneficially own the Shares held by Invus PE. The Geneva branch of Artal International S.C.A. (“Artal International”) controls Invus PE Advisors, as its managing member and accordingly, may be deemed to beneficially own the Shares held by Invus PE. Artal International Management S.A. (“Artal International Management”), as the managing partner of Artal International, controls Artal International and accordingly, may be deemed to beneficially own the Shares that Artal International may be deemed to beneficially own. Artal Group S.A. (“Artal Group”), as the sole stockholder of Artal International Management, controls Artal International Management and accordingly, may be deemed to beneficially own the Shares that Artal International Management may be deemed to beneficially own. Westend S.A. (“Westend”), as the parent company of Artal Group, controls Artal Group and accordingly, may be deemed to beneficially own the shares that Artal Group may be deemed to beneficially own. Stichting Administratiekantoor Westend (the “Stichting”), as majority shareholder of Westend, controls Westend and accordingly, may be deemed to beneficially own the Shares that Westend may be deemed to beneficially own. Mr. Amaury Wittouck, as the sole member of the board of the Stichting, controls the Stichting and accordingly, may be deemed to beneficially own the Shares that the Stichting may be deemed to beneficially own. The address for Invus PE and Invus PE Advisors is 750 Lexington Avenue, 30th Floor, New York, NY 10022. The address for Artal International, Artal International Management, Artal Group, Westend and Mr. Wittouck is Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg. The address for the Stichting is Claude Debussylaan, 46, 1082 MD Amsterdam, The Netherlands. The information shown is based, in part, upon disclosures filed on a Schedule 13G on February 13, 2023 by Artal International S.C.A.

5. Consists of 71,046 of our ordinary shares issuable upon exercise of options within 60 days of February 1, 2023.

6. Consists of: (i) 46,663 of our ordinary shares; and (ii) 105,567 of our ordinary shares issuable upon exercise of options within 60 days of February 1, 2023.

7. Consists of 15,000 of our ordinary shares issuable upon exercise of options within 60 days of February 1, 2023.

8. Previous substantial shareholders RA Capital Management, L.P. and Redmile Group, LLC ceased to be major shareholders since March 1, 2022 and each beneficially hold less than 5% of our outstanding ordinary shares.

B. Related Party Transactions.

Within this section, we have calculated the dollar amounts using the historical exchange rate as of the date of each transaction. Other than compensation arrangements described elsewhere in this document, since January 1, 2022, we have engaged in the transactions set out below with our executive officers, directors or holders of more than 5% of our share capital, including their affiliates, which we refer to as our ‘related parties’.

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

Agreements with Shareholders

In connection with the subscriptions of our preferred shares, we entered into subscription and shareholder agreements containing information rights, among other things, with certain holders of our preferred shares. These shareholder agreements terminated upon the consummation of our IPO, except for the registration rights granted under our registration rights agreement, as more fully described in our prospectus dated March 30, 2021, filed with the SEC pursuant to Rule 424(b), under the heading “Description of share capital and articles of association—Registration rights.” We filed a registration statement on Form F-3 on November 28, 2022, that was declared effective by the SEC on November 17, 2022, registering 5,543,454 of our ADSs for Syncona Portfolio Limited in connection with our obligations under the subscription and shareholder agreements.

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

Indemnification Agreements

To the extent permitted by the Companies Act 2006 and in accordance with our Articles, we are empowered to indemnify our directors against any liability they incur by reason of their role. Prior to the completion of our IPO, we obtained and maintain directors’ and officers’ insurance to insure such persons against certain liabilities. We entered into a deed of indemnity with each of our directors, members of our senior management and other officers. These agreements and our Articles require us to indemnify our directors, members of our senior management and other officers to the fullest extent permitted by law.

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

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

Our consolidated financial statements are included at the end of this Annual Report in “Item 18. Financial Statements.”

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

Item 9. The Offer and Listing.

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

Item 10. Additional Information.

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

Dividend income is treated as the top slice of the total income chargeable to UK income tax for an individual UK Holder. An individual UK Holder who receives a dividend in the 2022/2023 tax year will be entitled to a dividend tax-free allowance of £2,000. Income within the dividend tax-free allowance counts towards an individual’s basic or higher rate limits and may, therefore, affect the level of income tax personal allowance to which they are entitled. Dividend income in excess of the dividend tax-free allowance will (subject to the availability of any income tax personal allowance) be charged at 8.75% to the extent the excess amount falls within the basic rate band, 33.75% to the extent the excess amount falls within the higher rate band, and 39.35% to the extent the excess amount falls within the additional rate band. The government has announced that the dividend tax-free allowance of £2,000 will be reduced to £1,000 with effect from April 2023 for the tax year 2023/2024 and to £500 with effect from April 2024 for the tax year 2024/2025 and thereafter.

Corporation Tax

A corporate holder of ADSs who is not resident for tax purposes in the UK should not be chargeable to UK corporation tax on dividends received from us unless it carries on (whether solely or in partnership) a trade in the UK through a permanent establishment to which the ADSs are attributable.

Corporate UK Holders should not be subject to UK corporation tax on any dividend received from us so long as the dividends qualify for exemption, which should be the case, although certain conditions must be met. It should be noted that the exemptions, whilst of wide application, are not comprehensive and are subject to anti-avoidance rules in relation to a dividend. If the conditions for the exemption are not satisfied, such anti-avoidance provisions apply, or such UK Holder elects for an otherwise exempt dividend to be taxable, UK corporation tax will be chargeable on the amount of any dividends (at the current rate of 19% for the tax year 2022/2022 rising to 25% in the tax year 2023/2024 for companies with profits of more than £250,000 whilst the rate of 19% will apply to companies with profits not exceeding £50,000 with a tapered rate applying to profits between £50,000 and £250,000).

Chargeable Gains

A disposal or deemed disposal of ADSs by a UK Holder may, depending on the UK Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption), give rise to a chargeable gain or an allowable loss for the purposes of UK capital gains tax and corporation tax on chargeable gains.

If an individual UK Holder who is subject to UK income tax at either the higher or the additional rate is liable to UK capital gains tax on the disposal of ADSs, the current applicable rate will be 20% (for the tax year 2022/2023). For an individual UK Holder who is subject to UK income tax at the basic rate and liable to UK capital gains tax on such disposal, the current applicable rate would be 10% (for the tax year 2022/2023), save to the extent that any capital gains when aggregated with the UK Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20% (for the tax year 2022/2023).

If a corporate UK Holder becomes liable to UK corporation tax on the disposal (or deemed disposal) of ADSs, the main rate of UK corporation tax would apply (currently at 19% for the tax year 2022/2023 rising to 25% in the tax year 2023/2024 for companies with profits of more than £50,000 whilst the rate of 19% will apply to companies with profits not exceeding £250,000 with a tapered rate applying to profits between £50,000 and £250,000).

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

The discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the income tax treaty between the UK and the United States, all as of the date hereof, changes to any of which may affect the tax consequences described herein-possibly with retroactive effect. There can be no assurances that the Internal Revenue Service, or the IRS, will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs or that such a position would not be sustained by a court. We have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax considerations relating to the purchase, ownership or disposition of our ordinary shares or ADSs. Holders should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our ordinary shares or ADSs in their particular circumstances.

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

We believe that we were classified as a PFIC for our taxable year ended December 31, 2022. Based on the current and expected composition of our income and assets and the value of our assets, we expect to be a PFIC for the current taxable year ending December 31, 2023. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. As a result, our PFIC status may change from year to year. Subject to certain exceptions, for purposes of the asset test, if we are treated as a non-publicly traded CFC for the year being tested for purposes of the PFIC rules (which is determined, under certain proposed Treasury Regulations that are not yet effective, based on whether such shares and ADSs are publicly traded for the majority of days during the year), the value of our assets for purposes of the asset test will be measured by the adjusted tax basis of our assets, which could increase the likelihood that we are treated as a PFIC. If we are a publicly traded CFC or not a CFC for such year, the value of our assets generally will be determined by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. The income test depends on the nature and composition of our income. The composition of our income and assets is also affected by how fast we spend the cash we raise in any offering.

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

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

Market risk represents the risk that changes in market prices, such as foreign exchange rates, interest rates or equity prices, will affect Achilles’s results of operations or the value of the financial instruments held. Achilles is exposed to both foreign currency exchange risk and interest rate risks.

Foreign Currency Exchange Risk

We maintain our financial statements in our functional currency, which is pound sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. We recorded foreign currency gains of $3.8 million, $2.5 million, and $0.1 million for the years ended December 31, 2022, 2021, and 2020, respectively. With our functional currency being British Pounds Sterling, our results are exposed to fluctuations to this and the U.S. dollar. These exchange gains arising from foreign currency transactions are included in other income (expense), net in the statement of comprehensive loss.

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

Interest Rate Risk

As of December 31, 2022, we had cash and cash equivalents of $173.3 million. Our exposure to interest rate sensitivity is impacted by changes in the underlying UK and U.S. bank interest rates. Our surplus cash has been invested in interest-bearing savings accounts and money market funds from time to time. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

As of December 31, 2022 and 2021, we had no debt outstanding and are therefore not subject to interest rate risk related to debt.

Item 12. Description of Securities Other than Equity Securities.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

A. Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2022.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

C. Attestation Report of the Registered Public Accounting Firm

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

D. Changes in Internal Control over Financial Reporting

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to further strengthen controls and increase efficiency, while ensuring that we maintain an effective internal control environment.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the fiscal year 2022, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved.]

Item 16A. Audit Committee Financial Expert.

Our board of directors has determined that Carsten Boess is an audit committee financial expert as defined by SEC rules and has the requisite financial sophistication under the applicable Nasdaq rules and regulations and that Carsten Boess is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of The Nasdaq Stock Market.

Item 16B. Code of Ethics.

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

Item 16C. Principal Accountant Fees and Services.

KPMG LLP, or KPMG, has served as our independent registered public accounting firm for the years ending December 31, 2022 and 2021. The following table sets out the aggregate fees for professional audit services and other services rendered by KPMG and their member firms and/or affiliates in 2022 and 2021 (in thousands):

	Year Ended December 31,
Description	2022	2021
Audit fees	$811	$963
Fees for other assurance services	-	96
Total	$811	$1,059

Audit fees relate to the audit of the financial statements as set out in this Annual Report, and other professional services provided in connection with the statutory and regulatory filings or engagements, including fees for the review of our interim financial information.

Fees for other assurance services in 2021 relate to services in connection with a comfort letter and our prospectus in connection with our IPO.

The Audit Committee has approved the audit fees and all of the fees for other assurance services and other fees for other services for the years 2022 and 2021. The Audit Committee monitors compliance with the UK and U.S. rules on non-audit services provided by an independent registered public accounting firm. On a yearly basis, the Audit Committee pre-approves non-audit services performed by the independent registered public accounting firm up to a limit in line with UK regulation.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

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

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The financial statements required under this Item 18 are filed as part of this Annual Report beginning on page 168. The audit report of KPMG LLP, independent registered public accounting firm, is included herein preceding the financial statements.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Achilles Therapeutics Plc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Achilles Therapeutics Plc and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, statement of shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ KPMG LLP

We have served as the Company’s auditor since 2020.

Reading, United Kingdom
March 7, 2023

ACHILLES THERAPEUTICS PLC

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$173,338	$266,319
Prepaid expenses and other current assets	23,242	18,430
Total current assets	196,580	284,749
Non-current assets:
Property and equipment, net	12,399	17,743
Operating lease right of use assets	8,081	11,048
Deferred tax assets	251	26
Restricted cash	33	33
Other assets	3,014	3,507
Total non-current assets	23,778	32,357
TOTAL ASSETS	$220,358	$317,106
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,187	$3,722
Income taxes payable	326	—
Accrued expenses and other liabilities	8,292	10,906
Operating lease liabilities—current	4,188	4,482
Total current liabilities	17,993	19,110
Non-current liabilities:
Operating lease liabilities-non-current	4,388	7,777
Other long-term liability	933	691
Total non-current liabilities	5,321	8,468
Total liabilities	23,314	27,578
Commitments and contingencies (Note 12)
Shareholders' equity:
Ordinary shares, £0.001 par value; 40,932,727 and 40,603,489 shares authorized, issued and outstanding at December 31,2022 and 2021, respectively	54	54
Deferred shares, £92,451.851 par value, one share authorized, issued and outstanding at December 31, 2022 and 2021	128	128
Additional paid in capital	408,844	401,821
Accumulated other comprehensive income	(21,695)	6,636
Accumulated deficit	(190,287)	(119,111)
Total shareholders’ equity	197,044	289,528
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$220,358	$317,106

The accompanying notes are an integral part of these financial statements.

ACHILLES THERAPEUTICS PLC

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

	Years ended December 31,
	2022	2021	2020
OPERATING EXPENSES:
Research and development	$57,263	$42,224	$22,629
General and administrative	21,120	21,971	11,098
Total operating expenses	78,383	64,195	33,727
Loss from operations	(78,383)	(64,195)	(33,727)
OTHER INCOME (EXPENSE), NET:
Other income (expense)	7,318	3,133	531
Total other income (expense), net	7,318	3,133	531
Loss before provision for income taxes	(71,065)	(61,062)	(33,196)
Provision for income taxes	(111)	(37)	(3)
Net loss	(71,176)	(61,099)	(33,199)
Other comprehensive income:
Foreign exchange translation adjustment	(28,331)	(5,686)	4,213
Comprehensive loss	$(99,507)	$(66,785)	$(28,986)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(1.82)	$(2.13)	$(31.14)
Weighted average ordinary shares outstanding—basic and diluted	39,139,693	28,654,760	1,066,208

The accompanying notes are an integral part of these financial statements.

ACHILLES THERAPEUTICS PLC

Consolidated Statements of Shareholders’ Equity

(in thousands, except share amounts)

	Convertible preferred shares															Accumulated
	Series A		Series B		Series C		Ordinary $0.001			Deferred shares				Additional		other
	$0.001 par value		$0.001 par value		$0.001 par value		par value			$0.001 par value				paid-in		comprehensive		Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		Shares		Amount		capital		income (loss)		deficit	Total
Balance at December 31, 2019	28,250,000	$36	34,794,714	$43	—	$—	2,534,207	$4		991,865		$1		$117,968		$8,109		$(24,813)	$101,348
Issuance of B series convertible preferred shares, net of issuance costs of $283	—	—	17,397,356	23	—	—	—	—		—		—		44,101		—		—	44,124
Issuance of C series convertible preferred shares, net of issuance costs of $187	—	—	—	—	24,412,603	32	—	—		—		—		69,862		—		—	69,894
Issuance of ordinary shares (Note 7)	—	—	—	—	—	—	1,993,503	2		—		—		(2)		—		—	—
Conversion of ordinary shares into deferred shares	—	—	—	—	—	—	(137,790)	—		548,040		1		(1)		—		—	—
Repurchase of deferred shares										(1,509,384)		(2)		2		—		—	—
Share-based compensation expense	—	—	—	—	—	—	—	—		—		—		2,992		—		—	2,992
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—		—		—		—		4,213		—	4,213
Net loss	—	—	—	—	—	—	—	—		—		—		—		—		(33,199)	(33,199)
Balance at December 31, 2020	28,250,000	36	52,192,070	66	24,412,603	32	4,389,920	6		30,521		—		234,922		12,322		(58,012)	189,372
Conversion of ordinary shares into deferred shares	—	—	—	—	—	—	(18,262)	—		78,537		—		—		—		—	—
Effect of corporate reorganization including conversion of preferred share to ordinary share	(28,250,000)	(36)	(52,192,070)	(66)	(24,412,603)	(32)	26,481,831	34		(109,057)		128		(28)		—		—	—
Issuance of ordinary shares (Note 7)	—	—	—	—	—	—	9,750,000	14		—		—		160,610		—		—	160,624
Share-based compensation expense	—	—	—	—	—	—	—	—		—		—		6,317		—		—	6,317
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—		—		—		—		(5,686)		—	(5,686)
Net loss	—	—	—	—	—	—	—	—		—		—		—		—		(61,099)	(61,099)
Balance at December 31, 2021	—	—	—	—	—	—	40,603,489	54		1		128		401,821		6,636		(119,111)	289,528
Conversion of ordinary shares into deferred shares							334,781												—
Issuance of ordinary shares under employee share purchase plan	—	—	—	—	—	—	493							1					1
Issuance of ordinary shares (Note 7)	—	—	—	—	—	—	—	—		—		—		—	—	—	—	—	—
Forfeiture of ordinary shares	—	—	—	—	—		(6,036)
Share-based compensation expense	—	—	—	—	—	—	—	—		—		—		7,022	—	—	—	—	7,022
Unrealized loss on foreign currency translation	—	—	—	—	—			—		—		—		—		(28,331)			(28,331)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		(71,176)	(71,176)
Balance at December 31, 2022	—	$—	—	$—	—	$—	40,932,727	$54		1		$128		$408,844		$(21,695)		$(190,287)	$197,044

The accompanying notes are an integral part of these financial statements.

ACHILLES THERAPEUTICS PLC

Consolidated statements of cash flows

(in thousands)

	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(71,176)	$(61,099)	$(33,199)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	3,690	3,288	772
Loss on disposal of property and equipment	(10)	156	-
Loss on impairment	7,446	—	-
Changes in right of use assets and operating lease liabilities, net	(601)	(18)	1,179
Non-cash loss on foreign currency remeasurement	50	3	-
Non-cash share-based compensation	7,022	6,317	2,992
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(6,845)	(9,771)	(3,120)
Accounts payable	1,907	(2,572)	5,258
Income taxes payable	326	(7)	7
Accrued expenses and other liabilities	(1,114)	4,937	3,045
Other long-term liability	321	47	614
Deferred tax assets	(225)	(22)	(4)
Other assets	(326)	(543)	(2,796)
Net cash used in operating activities	(59,535)	(59,284)	(25,252)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(7,512)	(7,634)	(11,847)
Net cash used in investing activities	(7,512)	(7,634)	(11,847)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of shares	1	-	—
Issuance of ADRs in initial public offering, net of issuance costs under the employee share purchase plan		160,755	—
Proceeds of issuance of convertible preferred shares, net of issuance costs	—	—	113,825
Payments of initial public offering costs	—	—	(121)
Net cash provided by financing activities	1	160,755	113,704
Effect of exchange rate changes on cash equivalents and restricted cash	(25,935)	(5,334)	3,650
Net (decrease) increase in cash	(92,981)	88,503	80,255
Cash, cash equivalents and restricted cash, beginning of year	266,352	177,849	97,594
Cash, cash equivalents and restricted cash, end of year	$173,371	$266,352	$177,849
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Right of use assets obtained in exchange for new operating lease liabilities	$2,111	$314	$15,846
Property and equipment purchases in accrued expenses	$649	$726	$285
Deferred offering costs included in accrued expenses	$—	$—	$826

The following table provides a reconciliation of the cash, cash equivalents and restricted cash balances as of each of the periods, shown above:
	2022	2021	2020
Cash and cash equivalents	$173,338	$266,319	$177,849
Restricted cash	33	$33	$—
Total cash, cash equivalents and restricted cash	$173,371	$266,352	$177,849

The accompanying notes are an integral part of these financial statements.

ACHILLES THERAPEUTICS PLC

Notes to Consolidated Financial Statements

1. Nature of the business

Achilles Therapeutics plc and subsidiaries, or the Company, is a biopharmaceutical company developing transformative precision T cell therapies to treat multiple types of solid tumors. The Company is focused on advancing immuno-oncology therapeutics by exploiting its pioneering work in the field of tumor evolution and clonal neoantigens.

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

In addition, on April 6, 2021, the Company effected a one-for-0.2526 (rounded to four decimal places) reverse share split of its issued and outstanding ordinary shares except for N ordinary shares and a proportional adjustment to the existing conversion ratios for each class of the Company’s convertible preferred shares, and a one-for-0.1792 (rounded to four decimal places) reverse share split of its issued and outstanding N ordinary shares. Accordingly, all share and per share amounts for all periods presented in the consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse share split and adjustment of the preferred share conversion ratios. Two shareholders elected to receive a number of Class A non-voting ordinary shares rather than their full entitlement of ordinary shares following the reverse share split. As part of this reverse share split, a single deferred share with a nominal value of £92,451.851 in the capital of the Company was created.

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

The Company has historically been loss making and anticipates that it will continue to incur losses for the foreseeable future and had an accumulated deficit of $190.3 million as of December 31, 2022. The Company has funded these losses principally through the issuance of ordinary and preferred shares. The Company expects to continue to incur operating losses and negative cash outflows until such time as it generates a level of revenue that is sufficient to support its cost structure.

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

Geopolitical events, including the ongoing conflict between Russia and Ukraine, have created global economic uncertainty. This has led to significant increases in commodity prices, energy and fuel prices, credit and capital market instability and supply chain interruptions which have led to increasing inflation. This may in turn adversely impact the Company’s ability to deliver its goals.

As of December 31, 2022, the Company had cash and cash equivalents of $173.3 million. The Directors have reviewed the financial projections of the Company for the 12 months subsequent to the date of issuance of these financial statements including consideration of severe but plausible scenarios that may affect the Company in that period. These show that the Company will be able to pay (or otherwise discharge) its debts as they fall due immediately following the date of signing of this Balance Sheet and for the period considered by the forecast.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Estimates and assumptions reflected in these financial statements include, but are not limited to, the accrual for research and development expenses, the fair value of share options granted and incremental borrowing rate for leases. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ materially from those estimates.

Segment information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company operates in a single segment, focusing on researching, developing and commercializing potentially novel cancer immunotherapies targeting clonal neoantigens. Consistent with its operational structure, its chief operating decision maker, the Company’s chief executive officer, views and manages the Company’s operations and manages its business as a single operating segment. The majority of long-lived assets of the Company reside in the UK.

Foreign currency translation

The functional currency of the Company is pound sterling which is its local currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other income/expense, net in the Consolidated statement of operations and comprehensive loss. The Company recorded foreign exchange gains of $3.8 million, $2.5 million and $0.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

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

Impairment loss

The Company evaluates assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. For the year ended December 31, 2022, the Company recognized an impairment loss of $6.7 million in assets under construction primarily related to costs associated with the detailed design of a flexible GMP modular facility in west London. Due to challenging economic and market conditions, the Company has mothballed the construction of the facility and project. In addition, the Company recognized an impairment loss of $0.5 million related to discontinued software implementation costs in the year ended December 31, 2022. The Company recognized an impairment loss of $0.1 million in the year ended December 31, 2021 and did not recognize any impairment losses in the year ended December 31, 2020. These impairment losses were recorded within research and development in the Company's Consolidated Statements of Operations and Comprehensive Loss.

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

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying statement of operations. As of December 31, 2022, 2021 and 2020, no accrued interest or penalties have been incurred.

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

As a company that carries out extensive research and development activities, the Company benefits from the UK research and development tax credit regime under the scheme for small or medium-sized enterprises (“SME”). Under the current SME regime, the Company can surrender some of its trading losses that arise from qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditure. Qualifying expenditures largely comprise employment costs for research staff, consumables, outsourced contract research organization costs and utilities costs incurred as part of research projects. Under changes to the SME regime announced by the UK Government, the cash rebate is expected to reduce from April 2023 to up to 18.6% of qualifying research and development expenditure, which (if we continue to qualify as a SME) would represent a significant reduction in cash rebates from the United Kingdom Government for 2023 and future years. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.67%. However, further changes to the SME regime taking effect from April 2023 introduce restrictions on relief that may be claimed for expenditure on sub-contracted R&D activity, broadly requiring either that workers carrying on such activity are subject to UK PAYE or, where work is undertaken outside the UK, that this must be due to geographical, environmental or social conditions not replicable in the UK. These restrictions may impact the quantum of R&D relief that we are able to claim in the future. A large portion of costs relating to research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

The Company may not be able to continue to claim research and development tax credits under the SME regime in the future because it may no longer qualify as a small or medium-sized company. In addition, as noted above, the benefits offered by the SME regime are to be reduced from April 2023 and may be subject to further reduction (or even withdrawal) in future, which could have a material impact on future cash rebates that we may be eligible to claim, when compared to those we have benefited from in prior years. Furthermore, the UK Government is currently consulting on the potential replacement of the R&D tax credit regime with a new regime, which may, inter alia, change the present treatment of sub-contracted R&D work and introduce different thresholds and caps on expenditure and relief. If enacted, the new program would be expected to have effect for expenditure incurred from April 2024 onwards, and could have a material impact on the quantum of R&D relief that we are eligible to claim.

Unsurrendered UK losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of UK taxable profits.

The Company recognizes research and development tax credit reimbursements under 'Research and Development' in the Consolidated Statements of Operations and Comprehensive Loss.

R&D tax credits of $15.6 million, $10.7 million and $5.8 million were recorded for the years ended December 31, 2022, 2021 and 2020, respectively. The income from R&D tax credits was recorded within research and development in the Company's Consolidated Statements of Operations and Comprehensive Loss.

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

Government grants

The Company receives certain government grants that support specific research and development activities. Income in respect of grants also includes contributions towards the costs of research and development. Income is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectability of the receivable is reasonably assured. Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs they are intended to compensate. The Group recognizes income from government grants under 'Other income—net' in the Company’s consolidated statement of comprehensive loss.

The Company recorded income from government grants of $0.4 million and $0.1 million for the years ended December 31, 2022 and 2021, respectively. The Company did not record any income from government grants for the year ended December 31, 2020. The income from government grants was recorded within other income/(expense) in the Company's Consolidated Statements of Operations and Comprehensive Loss.

Recent accounting pronouncements

Recently adopted accounting standards

In November 2021, the FASB issued ASU 2021-10, “Government Assistance – Topic 832 – Disclosures by Business Entities about Government Assistance,” which increases the transparency of government assistance including the disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on an entity’s financial statements. The amendments in this Update require the following annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy: 1. Information about the nature of the transactions and the related accounting policy used to account for the transactions. 2. The line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item. 3. Significant terms and conditions of the transactions, including commitments and contingencies. ASU 2021-10 is effective for annual periods beginning after December 15, 2021; however, early adoption is permitted. The new guidance was adopted on January 1, 2022 and did not have a material impact on the Company’s financial statements and related disclosures.
3. Fair Value of Financial Instruments

The following tables show assets measured at fair value on a recurring basis as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022
	Level 1	Level 2	Level 3
Cash equivalents:
Money market funds	$51,901	$—	$—
Total	$51,901	$—	$—

	December 31, 2021
	Level 1	Level 2	Level 3
Cash equivalents:
Money market funds	$40,224	$—	$—
Total	$40,224	$—	$—

There were no liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021.

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2022	2021
U.K. R&D tax credit	$15,232	$10,523
Prepaid research and development	3,473	3,608
Prepaid insurance	1,151	1,525
VAT recoverable	771	650
Other current assets	2,615	2,124
	$23,242	$18,430

5. Property and Equipment, net

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2022	2021
Lab equipment	$8,707	$7,505
Leasehold improvements	8,929	7,021
Office equipment and computers	1,577	1,561
Fixtures and fittings	1,040	757
Assets under construction	—	5,351
	20,253	22,195
Less: Accumulated depreciation	(7,854)	(4,452)
	$12,399	$17,743

Depreciation expense was $3.7 million, $3.3 million and $0.8 million for the years ended December 31, 2022, 2021 and 2020, respectively. For the year ended December 31, 2022, the Company recognized an impairment loss of $6.7 million in assets under construction primarily related to costs associated with the detailed design of a flexible GMP modular facility in west London. Due to challenging economic and market conditions, the Company has mothballed the construction of the facility and project.

6. Accrued expenses and other liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	December 31,
	2022	2021
Compensation and benefits	$2,972	$2,649
External research and development expenses	2,188	2,985
Professional services	795	663
Property and equipment	217	712
Facility costs	910	2,629
Other liabilities	1,210	1,268
	$8,292	$10,906

7. Shareholders’ equity

Ordinary shares

As of December 31, 2022 and 2021, the Company had the following number of ordinary shares with a par value £0.001 (equivalent to $0.001) issued and outstanding:

	December 31,
	2022	2021
Ordinary shares	39,316,360	38,987,122
Class A non-voting ordinary shares	1,616,367	1,616,367
Deferred Shares	1	1
Total ordinary and deferred shares	40,932,728	40,603,490

On April 6, 2021, all the Employee Shares, Convertible Preferred Shares (see below) and B ordinary shares were converted into ordinary shares or Class A non-voting ordinary shares. Please refer to the details in Note 1. Class A non-voting ordinary shares have same rights and privileges as ordinary shares, except for the voting rights.

As of December 31, 2022, the Company has not declared any dividends.

Deferred shares

On April 6, 2021, all the deferred shares were cancelled. In addition, a single deferred share with a nominal value of £92,451.851 in the capital of the Company was created as part of the Company’s reorganization. As of December 31, 2022, the Company had one deferred share which could be repurchased at any time by the Company for nil consideration.

Convertible preferred shares

The Company issued series A convertible preferred shares (“Series A”), series A-1 convertible preferred shares (“Series A-1”), series B preferred shares (“Series B”) and series C preferred shares (“Series C”) (collectively, “Convertible Preferred Shares”).

On April 6, 2021, all the Convertible Preferred Shares were converted into ordinary shares or Class A non-voting ordinary shares. There are no Convertible Preferred Shares outstanding as of December 31, 2022.

8. Share-based compensation

2020 Share Omnibus Plan

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

The Company committee initially reserved 2,572,558 of its ordinary shares for the issuance of awards under the 2021 Plan. The 2021 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2022, by 4% of the outstanding number of ordinary shares on the immediately preceding December 31, or such lesser number of shares as determined by our remuneration committee. This number is subject to adjustment in the event of a sub-division, consolidation, share dividend or other change in our capitalization. The total number of ordinary shares that may be issued under the 2021 Plan was 4,196,697 shares as of December 31, 2022, of which 1,567,338 shares remained available for future grant after taking into account options granted and adding back forfeitures in the period.

2021 Employee Share Purchase Plan

The Company’s 2021 Employee Share Purchase Plan, or ESPP, was adopted by the Board in March 2021 and approved by shareholders in March 2021 and became effective upon the effectiveness of the Company’s Registration Statement on Form F-1 in connection with the IPO. The ESPP initially reserved and authorized the issuance of up to a total of 467,738 ordinary shares to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2022 and each January 1 thereafter through January 1, 2022, by the least of: (i) 1% of the outstanding number of ordinary shares on the immediately preceding December 31; (ii) 467,738 ordinary shares or (iii) such number of shares as determined by the remuneration committee. The number of shares reserved under the ESPP is subject to change in the event of a share split, share dividend or other change in our capitalization. The purpose of the ESPP is to: (i) provide U.S. employees the opportunity to purchase ordinary shares or ADSs at 85% of the fair market value of the ADSs on the offering date or the exercise date, whichever is lower, and (ii) provide UK-based employees with ordinary shares or ADSs under the SIP Plan as further discussed below.

The total number of ordinary shares that may be issued under the ESPP was 467,738 shares as of December 31, 2022. The initial purchase period under the ESPP commenced in February 2022. The Company estimated the fair value of the option component of the ESPP at the date of grant using a Black-Scholes valuation model. During the year ended December 31, 2022, the compensation expense from ESPP shares was less than $0.1 million.

2021 Share Incentive Plan

The Achilles Therapeutics plc Share Incentive Plan, or SIP Plan is a sub plan of the ESPP.  This SIP Plan is an HMRC approved Plan for UK tax-paying employees. Under the SIP Plan, eligible employees can receive "Free Shares" within HMRC guidelines, purchase ordinary shares from the market, or Partnership Shares, as well as receive "Matching Shares" which are issued without any consideration payment in connection with an acquisition of Partnership Shares (collectively referred to as "SIP Shares"). For any award of Matching Shares, the renumeration committee must specify the ratio of Matching Shares to Partnership Shares. Under HMRC rules, the ratio determined by the renumeration committee must not exceed two Matching Shares for every Partnership Share.

There is no minimum service condition on the Partnership Shares, and the participants can sell/transfer the shares after their acquisition from the market. There is a minimum service condition for the Free and Matching Shares that requires the participants to provide continuing service for at least 36 months from the date of grant. If the participants are no longer with the Company or its subsidiaries before the completion of 36 months' service (with the relevant date determined as the last day of employment), the Free and Matching Shares generally will be 100% forfeited and available for future issuance.

During the year ended December 31, 2022, 319,990 shares were issued under the ESPP, including SIP shares. This reduced the number of shares reserved and available to grant under the ESPP to 147,748 shares available to grant as of December 31, 2022.

Employee Shares and SIP Shares

Prior to the IPO, the Company typically granted shares which vested over a four-year service period with 25% of the award vesting on the first anniversary of the vesting commencement date, and the balance vesting periodically over the remaining three years.

Post IPO, the Company typically grants SIP Shares under the SIP Plan. SIP Shares effectively vest in full on the third anniversary of the service commencement date.

Unvested Employee Shares are forfeited upon the termination of employment or service relationship in accordance with the process set out in the Articles of the Company prior to IPO, and in accordance with the process set out in the Vesting Agreements post-IPO and 2020 Plan, or in the case of the SIP Plan, SIP shares in accordance with the rules of the SIP Plan. Before IPO, the forfeited shares were converted into deferred shares, with a repurchase right for a nominal amount in favor of the Company. As of December 31, 2020, the Company repurchased 1,509,384 deferred shares for consideration of £0.01 to each holder for all of the deferred shares held by that holder. As part of the Company’s reorganization, 109,058 outstanding deferred shares in existence immediately before the IPO were cancelled upon the IPO, and a single deferred share with a nominal value of £92,451.851 in the capital of the Company was created. As of December 31, 2022, the Company had one deferred share which could be repurchased by the Company at any time for nil consideration. SIP shares forfeited under the rules of the SIP Plan are made available under the ESPP for future issuances. In accordance with the relevant Vesting Agreements, in 2022 we cancelled 6,036 shares that were held by employees who left employment with the Company since the IPO.

The Company measures all share-based awards using the fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company has granted Employee Shares to employees and non-employees with service-based conditions and SIP Shares to employees with service-based conditions, and in both cases records expense for these awards using the straight-line method. A summary of the changes in the Company’s unvested ordinary shares from December 31, 2020 through December 31, 2022 are as follows:

	Number of	Weighted
	unvested	average
	ordinary	grant date
	shares	fair value
Unvested ordinary shares as of December 31, 2020	2,837,492	$6.38
Granted	—	—
Vested	(916,172)	5.61
Forfeited	(18,262)	6.80
Unvested ordinary shares as of December 31, 2021	1,903,058	$6.43
Granted	356,566	2.86
Vested	(915,817)	5.29
Forfeited	(49,004)	3.53
Unvested ordinary shares as of December 31, 2022	1,294,803	$4.89

As of December 31, 2022 and 2021, there was $6.1 million and $11.3 million of unrecognized compensation costs related to unvested Employee Shares outstanding, which is expected to be recognized over a weighted-average period of 1.8 years and 2.6 years, respectively.

Share Options

The following table summarizes the Company’s share options activity for the year ended December 31, 2022:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2021	1,357,847	$8.95	8.58	$10
Granted	1,859,614	$2.80
Exercised	—	$—
Forfeited	(223,820)	$7.59
Outstanding as of December 31, 2022	2,993,641	$6.18	8.51	$150
Exercisable as of December 31, 2022	581,514	$10.88	7.09	$—
Unvested as of December 31, 2022	2,412,127	$5.04	8.85	$150

The weighted average grant-date fair value of share options granted during the year ended December 31, 2022 and 2021 was $2.02 and $5.42 per share, respectively.

As of December 31, 2022, there was $5.5 million of unrecognized compensation cost related to share options outstanding, which is expected to be recognized over a weighted-average period of 2.7 years.

Share Option Valuation

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees during the year ended December 31, 2022 and 2021 were as follows:

	Year Ended December 31,	Year Ended December 31,
	2022	2021
Expected term (in years)	6.04	6.02
Expected volatility	69.74%	72.15%
Expected dividend yield	0.00%	0.00%
Risk free interest rate	2.00%	1.07%
Fair value of underlying ordinary shares	$3.06	$9.53

Share-based Compensation Expense

Share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	Years Ended December 31,
	2022	2021	2020
Research and development	$3,750	$3,362	$1,331
General and administrative	3,272	2,955	1,661
	$7,022	$6,317	$2,992

9. Leases

As of December 31, 2022, the Company had ten operating leases of real property for office and laboratory use, for which the Company recorded right-of-use assets and lease liabilities as of the ASU 2016-02 effective date or lease commencement date, if later. In addition, three of the Company’s leases met the short-term exception, having lease terms of 12 months or less, and are therefore not recorded on the Company’s balance sheet. The Company’s leases do not include purchase options. Where the Company’s leases contain options to extend the lease term, the extended lease term is only included in the measurement of the lease when it is reasonably certain to remain in the lease beyond the non-cancelable term. The Company’s leases contain variable lease costs, which pertain to common area maintenance and other operating charges, that are expensed as incurred.

Operating leases

On July 8, 2016, the Company entered into a Master Service Agreement with Royal Free London NHS Foundation Trust, which included access rights to the laboratory space at the Royal Free Hospital, Pond Street, London, with a 5-year term. The Master Service Agreement was due to expire on August 31, 2020. On June 1, 2020, the Master Service Agreement was renewed and will expire on August 31, 2023. As of December 31, 2022, the future minimum payments to be committed to in relation to this lease up to the break date are £0.4 million or $0.5 million.

On February 1, 2019, the Company entered into six agreements with Stevenage Bioscience Catalyst to lease office and laboratory suites at Gunnels Wood Road, Stevenage, Hertfordshire, which were due to expire on January 31, 2021. In February 2021, the Company renewed the agreements which expired on July 31, 2022. On July 29, 2022, the Company renewed five of the agreements which commenced on August 1, 2022 with lease periods through April 2024, with a break clause at December 31, 2022.

On February 21, 2020, the Company entered into a non-cancellable operating lease in relation to office premises at Hammersmith Road, London for a period of 10 years, with a break clause at 5 years. As of December 31, 2022, the future minimum payments committed to in relation to this lease less any landlord incentives to be recognized up to the break total £2.8 million or $3.4 million.

On February 28, 2020, the Company entered into a 4-year manufacturing services collaboration agreement for laboratory space access at Gunnels Wood Road, Stevenage, Hertfordshire, with cancellation penalties of up to £2.2 million or $2.5 million should the Company terminate without due cause.

In December 2020, the Company entered into a new lease of a warehouse in west London, United Kingdom for a period of 10 years, with a break clause at 5 years. As of December 31, 2022, The future minimum payments to be committed to in relation to this lease up to the break date are £2.3 million or $2.8 million

In June 2021, the Company entered into a new lease of office premises in London, United Kingdom for a period of 3 years, with a break clause at 2 years. As of December 31, 2022, the future minimum payments to be committed to in relation to this lease up to the break date are £0.1 million or $0.1 million.

On October 1, 2021, the Company entered into a non-cancellable operating lease in relation to office and laboratory premises in Philadelphia, Pennsylvania in the United States for a period of 38 months. The right-of-use asset and lease liability was recorded on the lease commencement date, which was in January 2022. In connection with this lease, the Company maintains a required minimum balance, currently less than $0.1 million, in connection with a letter of credit issued for the benefit of the landlord for its commercial facility used as a security deposit for the lease. The total amount is classified as Restricted Cash and has been classified as a non-current asset on the Consolidated Balance Sheets. The letter of credit expires on September 30, 2023. However, it automatically extends for additional one-year periods, without written amendment agreement, in each succeeding calendar year, through the lease expiration date.

In June 2021, the Company entered into an obligation to take on a new lease of lab and office premises in Stevenage, Hertfordshire, United Kingdom for a period of 10 years, with a break clause at 3 and 6 years. This lease commenced in September 2022. As of December 31, 2022, the future minimum payments to be committed to in relation to this lease up to the break date are £0.7 million or $0.8 million.

On March 11, 2022, the Company entered into an agreement to reserve manufacturing capacity with a Contract Manufacturing Organization, or CMO, in King of Prussia, PA. The Company concluded that this agreement contains embedded leases as up to two Good Manufacturing Practices, or GMP, suites and office space at the facility are designated for the Company's exclusive use during the term of the agreement. The leased space has not yet been placed into service or made available for its intended use and has therefore not commenced as of December 31, 2022.

Summary of lease costs recognized under ASU 2016-02

The following table contains a summary of the lease costs recognized under ASU 2016-02 and other information pertaining to the Company’s operating leases for the years ended December 31, 2022, 2021 and 2020 (dollars in thousands):

	Years ended December 31,
	2022	2021	2020
Lease cost
Operating lease cost	$4,512	$4,718	$2,927
Variable lease cost	3,921	5,022	2,891
Short-term lease cost	363	65	49
	$8,796	$9,805	$5,867
Other information:
Cash paid for amounts included in the measurement of lease liabilities: Operating cash flows used in operating leases	$4,859	$4,736	$1,844
Right of use assets obtained in exchange for new operating lease liabilities	$2,111	$314	$15,846
Weighted average remaining lease term (in years)	2.3	3.1	4.0
Weighted average discount rate	5.13%	4.86%	4.85%

Variable lease cost is determined based on usage in accordance with the contractual agreements.

Pursuant to the terms of the Company’s non-cancelable lease agreements in effect as of December 31, 2022, the following table summarizes the Company’s maturities of operating lease liabilities as of December 31, 2022 (in thousands):

December 31,
2022
Operating lease liabilities payment
2023	$4,517
2024	3,331
2025	1,240
2026	-
Total lease payments	$9,088
Less: imputed interest	(512)
Present value of lease liability	$8,576

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

Upon execution of the License Agreement the Company granted CRT 396,125 B ordinary shares and 67,793 C ordinary shares. The C ordinary shares granted to CRT were forfeited and transferred to the deferred shares during the year ended December 31, 2019, as the applicable performance conditions were not met. The B ordinary shares granted to CRT were converted into ordinary shares upon the IPO. The Company recorded $0.3 million of IP research and development expense in 2016. The Company is obligated to pay CRT milestone success payments up to an aggregate of £6.5 million for therapeutic products, and milestone success payments up to an aggregate £0.8 million for non-therapeutic products, as well as sub-single digit to low-single digit percentage royalty on net sales of products that utilize the licensed intellectual property, subject to certain customary reductions. The royalty obligations continue on a product-by-product and country-by-country basis until the later of: (i) the date there ceases to be a valid patent claim covering such product in the country in which it is sold; or (ii) with respect to contribution royalty products, ten years from the first commercial sale of the product, and with respect to a patent royalty product, five years from the first commercial sale of the product. On a product-by-product basis, the Company may also elect to provide other cash consideration at fair market value and forgo the milestone or royalty payment.

Unless terminated earlier, the term of the agreement continues until the later of the expiration of the royalty term in each country and such time as no further milestone payments are due, and upon such termination, the licenses granted shall become fully-paid, royalty-free, irrevocable, and perpetual. The Company has the right to terminate the license agreement for convenience in its entirety upon 90 days’ notice. Each party may terminate the agreement if the other party is in material breach subject to a 90 day remedy period. The Company has the right to acquire ownership of the TRACERx patents upon either: (i) the occurrence of a royalty product for use in the therapeutic field; (ii) CRT shareholders cease to hold any ordinary shares in the Company; (iii) the Company undergoes an initial public offering; or (iv) the Company is acquired by a third party for more than £25.0 million. Upon its IPO, the Company gave notice to CRT to exercise the option to acquire the TRACERx patents with no consideration in accordance with the terms of the License Agreement. The acquisition was not finalized as of December 31, 2022.

Less than $0.1 million of expenses were recorded for the year ended December 31, 2022 and 2021 related to the CRT License Agreement. No expenses were recorded for the years ended December 31, 2020 related to the CRT License Agreement.

Secarna license

On October 20, 2021, we entered into an agreement, or Secarna Agreement, with Secarna Pharmaceuticals GmbH & Co. KG or Secarna, whereby Secarna granted the Company the option to take a non-exclusive worldwide license under certain patent and other intellectual property rights, to use the Secarna technology in the ex vivo manufacture of a T cell pharmaceutical product. Following review the Company decided not to exercise its option to take licenses under the Secarna Agreement and as of December 31, 2022, neither the Company nor Secarna had any outstanding obligations under the Secarna Agreement.

11. Income taxes

The Company is domiciled in the United Kingdom and is primarily subject to taxation in that country. During the years ended December 31, 2022, 2021 and 2020, the Company recorded no income tax benefits for the net operating losses incurred in the UK in each period due to its uncertainty of realizing a benefit from those items. During the year ended December 31, 2022, 2021 and 2020, the Company recorded a tax provision related to income tax obligations of its operating company in the U.S., which generates a profit for tax purposes.

Loss before provision for income taxes consisted of the following (in thousands):

	December 31,
	2022	2021	2020
United Kingdom	$(71,405)	$(61,182)	$(33,204)
Foreign	340	120	8
	$(71,065)	$(61,062)	$(33,196)

The income tax provision for the years ended December 31, 2022, 2021 and 2020 is comprised of the following (in thousands):

	December 31,
	2022	2021	2020
Current expense:
United Kingdom	$—	$—	$—
Foreign	337	59	7
Total current expense:	337	59	7
Deferred expense (benefit):
United Kingdom	—	—	—
Foreign	(226)	(22)	(4)
Total deferred expense (benefit):	(226)	(22)	(4)
Total income tax expense:	$111	$37	$3

The provision for income taxes for the years ended December 31, 2022, 2021 and 2020 was computed at the United Kingdom statutory income tax rate.

A reconciliation of income tax expense computed at the statutory UK income tax rate to income taxes as reflected in the consolidated financial statements is as follows:

	Year Ended December 31,
	2022	2021	2020
Income taxes at UK statutory rate	19.00%	19.00%	19.00%
Return to provision	6.87%	—	—
R&D expenditure	(8.30)%	(6.67)%	(6.69)%
Change in valuation allowance	(23.58)%	(20.12)%	(13.12)%
Change in UK tax rate	5.66%	7.64%	—
Other	0.19%	(0.13)%	0.80%
	(0.16)%	(0.28)%	(0.01)%

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2022, 2021 and 2020 consist of the following (in thousands):

	December 31,
	2022	2021		2020
Deferred tax assets
Net operating loss carryforwards	$35,121	$17,742		$7,065
Depreciation	(7,989)	(1,311)		(983)
Non-cash share-based compensation	4,456	2,328		769
Other	2,143	329		241
Total deferred tax assets	$33,731	$19,088	$—	$7,092
Valuation allowance	(33,480)	$(19,062)		$(7,088)
Net deferred tax assets	$251	$26		$4

As of December 31, 2022, 2021 and 2020, the Company had UK net operating loss carryforwards of $140.5 million, $71.0 million and $37.1 million, respectively, that can be carried forward indefinitely.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2022, 2021 and 2020 related primarily to the increases in net operating loss carryforwards and research and development tax credit carryforwards were as follows (in thousands):

	December 31,
	2022	2021	2020
Valuation allowance at beginning of year	$19,062	$7,088	$2,391
Increases recorded to income tax provision	12,731	7,624	4,628
Exchange difference	(2,332)	(313)	69
Change in tax rate	4,019	4,663	—
Valuation allowance at end of year	$33,480	$19,062	$7,088

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2022, 2021 and 2020, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income for the UK entity and determined that it is more likely than not the net deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance for the UK entity as of December 31, 2022, 2021 and 2020.

The Company applies the authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the relevant taxing authority. There were no material uncertain tax positions as of December 31, 2022, 2021 and 2020.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense when in a taxable income position. As of December 31, 2022 and 2021, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statement of operations.

The Company files income tax returns in the UK Generally, the tax years through 2021 in the UK remain open to examination. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the UK tax authorities, if such tax attributes are utilized in a future period. The Company also files income tax returns in the US. Generally, the tax years through 2021 in the US remain open to examination.

On May 24, 2021, the Finance Act 2021 (the Act) was enacted in the United Kingdom. The Act increases the corporate income tax from 19% to 25% effective April 1, 2023 and enhances the first-year capital allowance on qualifying new plant and machinery assets effective April 1, 2021. The effects on the Company’s existing deferred tax balances have been recorded and is offset by the valuation allowance maintained against the Company’s UK net deferred tax assets.

As of December 31, 2022 and 2021, income taxes on undistributed earnings of the Company’s U.S. subsidiary have not been provided for as the Company plans to indefinitely reinvest these amounts in the U.S. The cumulative undistributed foreign earnings were not material as of December 31, 2022 and 2021.

12. Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	Year ended December 31,
	2022	2021	2020
Numerator
Net loss	$(71,176)	$(61,099)	$(33,199)
Net loss attributable to ordinary shareholders—basic and diluted	$(71,176)	$(61,099)	$(33,199)
Denominator
Weighted-average number of ordinary shares used in net loss per share—basic and diluted	39,139,693	28,654,760	1,066,208
Net loss per share—basic and diluted	$(1.82)	$(2.13)	$(31.14)

The Company’s potentially dilutive securities, which include warrants to purchase ordinary shares, unvested Employee Shares and Convertible Preferred Shares, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to ordinary shareholders is the same. The Company excluded the following potential ordinary shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders for the year ended December 31, 2022, 2021 and 2020 because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2022	2021	2020
Series A preferred shares (as converted into ordinary shares)	—	—	7,134,644
Series B preferred shares (as converted into ordinary shares)	—	—	13,181,515
Series C preferred shares (as converted into ordinary shares)	—	—	6,165,672
Unvested ordinary shares	1,294,803	1,903,058	2,837,492
Share options	2,993,641	1,357,847	240,584
Total	4,288,444	3,260,905	29,559,907

13. Commitments and contingencies

Commitment with suppliers

The Company entered into several agreements with vendors that contain non-cancellable software arrangements and minimum purchase commitments of laboratory materials and consumables for the purpose of research and development activities as well as clinical development. The unused purchase commitment as of December 31, 2022 and 2021 was $3.8 million and $7.4 million, respectively.

Asset Retirement Obligations

The following is a reconciliation of our beginning and ending asset retirement obligation balances for 2022 and 2021

(in thousands):

	2022	2021
Balance, beginning of the year	$690	$652
Additional obligations recognized in the current year	168
Accretion expense	75	38
Balance, end of year	$933	$690

The Company’s asset retirement obligations relate to post-closure reclamation costs for leases of office and laboratory space.

Legal proceedings

From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. The Company was not a party to any litigation and did not have contingency reserves established for any liabilities as of December 31, 2022 and 2021.

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

14. Related party transactions

The Company analyzed its transactions with related parties for the years ended December 31, 2022, 2021 and 2020, and determined that it had the no material transactions that have not been described elsewhere in the financial statements.

15. Employee benefit plans

In the United Kingdom, the Company makes contributions to private defined contribution pension schemes on behalf of its employees. The contributions to this scheme are expensed to the statement of operations as they fall due. The Company paid $2.3 million, $1.8 million and $1.0 million in contributions in the years ended December 31, 2022, 2021 and 2020, respectively.

In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company paid less than $0.1 million in contributions in the years ended December 31, 2022, 2021 and 2020, respectively.

16. Subsequent Events

The Company has completed an evaluation of all subsequent events through March 7, 2023, the date on which the financial statements were issued, to ensure that these financial statements include appropriate disclosure of events both recognized in these financial statements as of December 31, 2022, and events which occurred subsequently but were not recognized in these financial statements.

Item 19. Exhibits.

EXHIBIT INDEX

		Incorporation by Reference
Exhibit Number	Description of Document	Schedule/Form	File Number	Exhibit	File Date

1.1	Articles of Association of Achilles Therapeutics plc.	Form 20-F	001-40299	1.1	3/1/2022

2.1	Deposit Agreement, dated as of March 30, 2021, by and among the registrant, The Bank of New York Mellon, as the depositary bank, and the holders and beneficial holders from time to time of American Depositary Shares issued thereunder.	Form 20-F	001-40299	2.1	3/1/2022

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).	Form 20-F	001-40299	2.2	3/1/2022

2.3	Description of Securities	Form 20-F	001-40299	2.3	3/1/2022

4.1#	2020 Omnibus Plan, as amended, and forms of award agreements thereunder.	Form F-1	333-253735	10.1	3/1/2021

4.2#	2021 Equity Stock Purchase Plan	Form F-1	333-253735	10.2	3/1/2021

4.3#	2021 Omnibus Plan	Form F-1	333-253735	10.3	3/1/2021

4.4	Form of Amended and Restated Registration Rights Agreement, by and between the registrant, Cancer Research Technology Limited and the shareholders listed therein.	Form F-1	333-253735	10.4	3/1/2021

4.5	Lease Agreement, by and between Achilles Therapeutics Limited, 245 Hammersmith Road Nominee 1 Limited, 245 Hammersmith Road Nominee 2 Limited and 245 Hammersmith Road Limited Partnership, dated as of February 21, 2020.	Form F-1	333-253735	10.5	3/1/2021

4.6	Collaboration Agreement, by and between Achilles Therapeutics Limited and Cell Therapy Catapult, dated as of February 28, 2020.	Form F-1	333-253735	10.6	3/1/2021

4.7†	License Agreement, by and between Achilles Therapeutics Limited and Cancer Research Technology Limited, dated as of May 24, 2016, as amended.	Form F-1/A	333-253735	10.7	3/10/2021

4.8	Lease Agreement, by and between Achilles Therapeutics Limited and RLUKREF Nominees (UK) One Limited and RLUKREF Nominees (UK) Two Limited, dated as of December 16, 2020.	Form F-1	333-253735	10.8	3/1/2021

4.9#	Form of Employment Agreement with Iraj Ali.	Form F-1	333-253735	10.9	3/1/2021

4.10#	Form of Deed of Indemnity between Achilles Therapeutics plc and each of its Directors and Officers.	Form F-1	333-253735	10.10	3/1/2021

8.1*	List of Subsidiaries.

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1+	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934.

13.2+	Certification of CFO Chief Financial Officer to Rule 13a-14(b) of the Securities Exchange Act of 1934.

15.1*	Consent of Independent Registered Public Accounting Firm.

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

ACHILLES THERAPEUTICS PLC

Date: March 7, 2023	By:	/s/ Iraj Ali
		Name:	Iraj Ali, Ph.D.
		Title:	Chief Executive Officer