Form 20-F
period 2023-12-31
Achilles Therapeutics plc
filed 2024-04-04
CIK 1830749

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40299

Achilles Therapeutics plc

(Exact name of registrant as specified in its charter)

England and Wales	2836	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number) Daniel C.C. Hood Chief Legal Officer/General Counsel and Company Secretary	(I.R.S. Employer Identification No.)
	245 Hammersmith Road London W6 8PW United Kingdom Telephone: +44 (0)20 8154 4600 Email: legal@achillestx.com
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value of £0.001 per share	ACHL	Nasdaq Global Select Market
Ordinary shares, nominal value £0.001 per share*		Nasdaq Global Select Market *

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

Ordinary shares, nominal value £0.001 per share: 41,082,948 as of December 31, 2023

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

We own various trademark registrations and applications, and unregistered trademarks, including ACHILLES, PELEUS, VELOS, NEOPOD, NEORANKER, CLONALX and our corporate logo. All other trade names, trademarks and service marks referred to in this Annual Report, are the property of their respective owners. Trade names, trademarks and service marks of other companies appearing in this Annual Report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this Annual Report may be referred to without the ® and ™ symbols, but such references should not be construed as an indicator that their respective owners will not assert their rights thereto to the fullest extent under applicable law. We do not intend to use or display other companies’ trademarks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our audited consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB. Our consolidated financial statements are presented in U.S. Dollars. All references in this Annual Report to “$” are to U.S. dollars and all references to “£” and “GBP” are to pounds sterling. Unless otherwise indicated, certain pounds sterling amounts contained in this Annual Report have been translated into U.S. dollars at the rate of $1.27313 to £1.00, on December 31, 2023, the last business day of our fiscal period ended December 31, 2023. Throughout this Annual Report, references to “ADSs” mean American Depositary Shares or ordinary shares represented by American Depositary Shares, as the case may be.

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
•
our ability to maintain, and in the future expand, our Material Acquisition Platform, or MAP, network of clinical sites;
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
•
whether we are classified as a controlled foreign corporation, or CFC, and/or passive foreign investment company, or PFIC, for current and future periods; and
•
our ability to overcome the challenges posed by global health concerns or pandemics, global economic uncertainty and geo-political events, including the ongoing conflict between Russia and Ukraine, the subsequent institution of sanctions against Russia by the United States and several European and Asian countries, and the unrest in the Middle East resulting from the Israel-Hamas war, to the conduct of our business. This has led to significant increases in commodity prices, energy and fuel prices, credit and capital market instability and supply chain interruptions which have led to increasing inflation. This may in turn adversely impact our ability to deliver our goals.

In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which we operate are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are our expectations regarding risks and uncertainties related to the impact of global health concerns or pandemics, global economic uncertainty and geo-political events, including the war between Russia and Ukraine, and the unrest in the Middle East resulting from the Israel-Hamas war, on our business, operations, strategy, goals and anticipated milestones, including our ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, and our ability to obtain and maintain requisite regulatory approvals and to enroll patients in our planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings, our reliance on collaborations with third parties, estimating the commercial potential of our development programs and other risks indicated in the risk factors included in this report and other filings with the U.S. Securities and Exchange Commission, or the SEC.

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

•
Risks Related to our Approach to Product Development

o
Our approach to the identification and manufacture of product candidates represents a novel approach to cancer treatment, which creates significant challenges for us. Generation of any cellular therapy, including our clonal neoantigen-reactive T cell therapy, or cNeT, that specifically targets multiple clonal neoantigens to eradicate the tumor of an individual patient requires several weeks, in part reflecting the need to generate patient-specific genomic data and perform the bioinformatic analyses prior to initiation of manufacture. During the period from procurement of tumor and blood to completion of manufacturing, patients continue to receive standard of care therapies. In cases where disease progression is rapid, clinical deterioration of a patient’s condition during the manufacturing period may mean that the patient is no longer able to receive our cNeT.

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

We have incurred significant operating losses in each period since our inception in May 2016. For the years ended December 31, 2023 and 2022, we reported net losses of $69.7 million and $71.2 million, respectively. As of December 31, 2023, we had an accumulated deficit of $260.0 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase substantially in connection with our ongoing activities, particularly if and as we:

•
continue to develop our pipeline of discovery programs and conduct research and clinical activities for our existing programs for advanced NSCLC, metastatic or recurrent melanoma, and other solid tumors;
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

Since our inception, we have invested a significant portion of our efforts and financial resources in research and development activities for our PELEUS AI-powered platform, our VELOS manufacturing process, development of our lead programs for ATL001 and identification and development of follow-on indications for ATL001. Clinical trials and additional research and development activities will require substantial funds to complete. We expect our expenses to increase in parallel with our ongoing activities, particularly as we continue the research and clinical development activities of our current programs, including our ongoing Phase I/IIa clinical trials of ATL001 in advanced NSCLC and metastatic or recurrent melanoma, and our ongoing and planned IND-enabling activities for ATL001 in potential follow-on indications. In addition, if we obtain marketing approval for any product candidate, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. We have incurred and expect to continue to incur significant additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. Additionally, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We cannot be certain that additional funding will be available on acceptable terms, or at all. Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of public or private equity offerings, debt financings, governmental funding, collaborations, strategic partnerships and alliances or marketing, distribution or licensing arrangements with third parties. If we are unable to raise capital when needed in sufficient amounts or on terms acceptable to us, we would be forced to delay, reduce or eliminate our discovery and research programs or any future commercialization efforts.

We had cash and cash equivalents of $131.5 million as of December 31, 2023. We believe that, based upon our current operating plan, our existing capital resources will be sufficient to fund our anticipated operations through 2025. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. In addition, because the design and outcome of our ongoing, planned and anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of any product candidate. Our future capital requirements will depend on many factors, including:

•
the scope, progress, results and costs of research activities and clinical trials for our current programs, additional follow-on indications for ATL001 and any future product candidates;
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
•
the costs associated with maintaining, and in the future, increasing our MAP network;
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

All of our programs are in early stages of development, including our clinical-stage programs for ATL001 in advanced NSCLC and metastatic or recurrent melanoma, and as such will require extensive research activities and clinical testing, as applicable. Our ability to generate product revenues, which we do not expect to occur for several years, if ever, will depend heavily on the successful development and eventual commercialization of the programs and product candidates we develop, which may never occur. Before we are able to generate any revenues from product sales, our current programs, additional follow-on indications for ATL001 or any future product candidates we develop, will require additional research activities and clinical development, management of clinical, research and manufacturing activities, marketing approval in the United States and other markets, demonstrating effectiveness to pricing and reimbursement authorities, obtaining sufficient manufacturing supply for both clinical development and commercial production, building of a commercial organization, and substantial investment and significant marketing efforts. The success of our current programs, additional follow-on indications for ATL001 or any future product candidates will depend on several factors, including the following:

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

In addition, disruptions caused by global health concerns or pandemics, global economic uncertainty and geo-political events may increase the likelihood that we encounter difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. If we are required to conduct additional clinical trials or other testing of our current programs, additional follow-on indications for ATL001 or any future product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials or other testing, if the results of these trials or tests are not positive or are only moderately positive or if there are safety concerns, our business and results of operations may be adversely affected and we may incur significant additional costs.

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

A key element of our strategy is utilizing our PELEUS AI-powered platform to identify clonal neoantigens that are effective in treating solid tumors coupled with using our VELOS manufacturing process to manufacture cNeT. The therapeutic discovery activities that we are conducting may not be successful in identifying clonal neoantigens and we may not be successful in manufacturing precision TIL product candidates. We currently have no products that are approved for commercial sale and may never be able to develop marketable products. We are early in our development efforts, and we only have two clinical-stage programs, ATL001 for the treatment of advanced NSCLC and metastatic or recurrent melanoma, which are in early clinical-stage trials. In the event that our current programs for ATL001, any potential follow-on indications for ATL001, or future product candidates, encounter safety or efficacy problems, developmental delays, regulatory issues, or other problems, our development plans and business related to our other current or future product candidates could be significantly harmed. A failure of ATL001 or future product candidates may affect the ability to obtain regulatory approval to continue or conduct clinical programs for our other or future product candidates.

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

In addition to side effects and adverse events caused by any product candidates we may develop, the conditioning, administration process or related procedures that may be used in our pipeline also can cause adverse side effects and adverse events. A T-cell therapy patient is generally administered cytotoxic drugs to reduce the number of hematopoietic cells competing for growth factors and allow preferential expansion of the infused T cells. This procedure causes side effects and, among other potential risks, can transiently compromise the patient’s immune system (lymphopenia), reduce neutrophil counts, (neutropenia), and reduce platelet counts (thrombocytopenia). Patients in our clinical trials receive interleukin-2, or IL-2, which is associated with toxicities such as capillary leak syndrome, hypotension, impaired kidney and liver function, and mental status changes. In the future, if we are unable to demonstrate that such adverse events were caused by the conditioning regimens used, administration process or related procedure, the FDA, the EMA or other regulatory authorities could order us to cease further development of, or deny approval of, any product candidates we may develop for any or all target indications. Even if we are able to demonstrate that adverse events are not related to the drug product or the administration of such drug product, such occurrences could affect patient recruitment, the ability of enrolled patients to complete the clinical trial or the commercial viability of any product candidates that obtain regulatory approval.

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

Identifying and qualifying patients to participate in clinical trials of ATL001 and our future product candidates is critical to our success. The timing of completion of our clinical trials depends in part on the speed at which we can recruit patients to participate in testing ATL001 and any future product candidates, and we may experience delays in our clinical trials if we encounter difficulties in enrollment or patient retention due to other unforeseen factors, including impacts that have resulted from the COVID-19 pandemic or may result from future global health concerns or pandemics. We may not be able to initiate or continue clinical trials for ATL001 or any future product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, the EMA, the MHRA or similar foreign regulatory authorities outside the United States. The enrollment of patients further depends on many factors, including:

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
•
the availability of competing trials, or products;
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

On February 16, 2024, the Food and Drug Administration granted accelerated approval to lifileucel (Amtagvi, Iovance Biotherapeutics, Inc.), a tumor-derived autologous T cell immunotherapy, for adult patients with unresectable or metastatic melanoma previously treated with a PD-1 blocking antibody, and if BRAF V600 positive, a BRAF inhibitor with or without a MEK inhibitor. The success of Amtagvi may limit the number of patients available for our clinical trials and our products, if approved, that are indicated for the treatment of melanoma.

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

A key element of our strategy is to focus on targeting clonal neoantigens for the treatment of solid tumors, to continue innovating and developing our PELEUS AI-powered platform to further improve our clonal neoantigen prediction capability and to expand our pipeline into several additional solid tumor indications. To date, there are no approved immuno-oncology therapies based on targeting clonal neoantigens and we are not aware of any clinical evidence supporting the clinical efficacy of our approach. Although our research and development efforts to date have resulted in clinical development of ATL001 in advanced NSCLC and metastatic or recurrent melanoma, ATL001 may not be safe or effective as a cancer treatment, and we may not be able to identify any additional follow-on indications for ATL001, or identify and develop any other product candidates. Further, our approach to manufacturing cNeT on a per patient basis means that we may fail to isolate TILs from the tumor, be unable to generate the necessary amounts of dendritic cells, or at all, or not be able to identify clonal neoantigens. We may also be limited by the extent to which the peptides representing those neoantigens are presented by dendritic cells. There is high variability in sample collection between patients, which presents additional challenges of producing cNeT on a per patient basis. Generation of any cellular therapy, including our cNeT, to specifically target the mutations of an individual patient requires several weeks, in part reflecting the need to generate patient-specific genomic data and perform the bioinformatic analyses prior to initiation of manufacture. During the period from procurement of tumor and blood to completion of manufacturing, patients continue to receive standard of care therapies. In cases where disease progression is rapid, clinical deterioration of a patient’s condition during the manufacturing period may mean that the patient is no longer able to receive our cNeT. The continued improvement of our PELEUS AI-powered platform also requires continued sourcing of tumor samples from the TRACKing Cancer Evolution through Therapy study, or the TRACERx Study, and our MAP network, and any interruption or termination of these programs could adversely affect our PELEUS AI-powered platform. Though we are continuing to invest in optimizing our manufacturing process, there is no guarantee that our efforts will result in a decrease of the end-to-end time for production.

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

In the event that any future collaborator or supplier cannot continue to supply their products on commercially reasonable terms, we would need to identify alternatives for accessing checkpoint inhibitor immunotherapies or other comparable therapies. Additionally, should the supply of product from any future collaborator or supplier be interrupted, delayed or otherwise be unavailable to us or our collaborators, our clinical collaborations may be delayed. In the event we are unable to source an alternative supply, or are unable to do so on commercially reasonable terms, our business, financial conditions, results of operations and prospects may be materially harmed.

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

If we are unable to successfully validate, develop and obtain regulatory approval for companion diagnostic tests for our product candidates that require or would commercially benefit from such tests, or experience significant delays in doing so, we may not realize the full commercial potential of these product candidates.

In connection with the clinical development of our product candidates for certain indications, we may work with collaborators to develop or obtain access to in vitro companion diagnostic tests to identify patient subsets within a disease category who may derive selective and meaningful benefit from our product candidates. To be successful, we or our collaborators will need to address a number of scientific, technical, regulatory and logistical challenges. The FDA and comparable foreign regulatory authorities regulate in vitro companion diagnostics as medical devices and, under that regulatory framework, will likely require the conduct of clinical trials to demonstrate the safety and effectiveness of any diagnostics we may develop, which we expect will require separate regulatory clearance or approval prior to commercialization. The FDA generally will require approval or clearance of the diagnostic at the same time that the FDA approves the therapeutic product if the FDA determines that safe and effective use of a therapeutic product depends on an in vitro companion diagnostic. The clearance or approval of a companion diagnostic as part of the product label will also limit the use of the product candidate to patients who have met the screening criteria tested for by the companion diagnostic.

We may rely on third parties for the design, development and manufacture of companion diagnostic tests for our therapeutic product candidates that may require such tests. If we enter into such collaborative agreements, we will be dependent on the sustained cooperation and effort of our future collaborators in developing and obtaining approval for these companion diagnostics. It may be necessary to resolve issues such as selectivity/specificity, analytical validation, reproducibility, or clinical validation of companion diagnostics during the development and regulatory approval processes. Moreover, even if data from preclinical studies and early clinical trials appear to support development of a companion diagnostic for a product candidate, data generated in later clinical trials may fail to support the analytical and clinical validation of the companion diagnostic. We and our future collaborators may encounter difficulties in developing, obtaining regulatory approval for, manufacturing and commercializing companion diagnostics similar to those we face with respect to our therapeutic candidates themselves, including issues with achieving regulatory clearance or approval, production of sufficient quantities at commercial scale and with appropriate quality standards, and in gaining market acceptance. If we are unable to successfully develop companion diagnostics for these product candidates, or experience delays in doing so, the development of these product candidates may be adversely affected, these product candidates may not obtain marketing approval, and we may not realize the full commercial potential of any of these product candidates that obtain marketing approval. As a result, our business, results of operations and financial condition could be materially harmed. In addition, a diagnostic company with whom we contract may decide to discontinue selling or manufacturing the companion diagnostic test that we anticipate using in connection with development and commercialization of our product candidates or our relationship with such diagnostic company may otherwise terminate. We may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative diagnostic test for use in connection with the development and commercialization of our product candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of our product candidates.

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

On March 11, 2022, we entered into an agreement to reserve manufacturing capacity with a Contract Manufacturing Organization, or CMO, in King of Prussia, PA in the United States. The GMP suites and office space at the facility are designated for our exclusive use during the term of the agreement.

On October 9, 2023, we terminated a lease on premises in West London at which we had planned to construct a flexible GMP modular facility to scale our manufacturing footprint. See Note 9, "Leases," for further details.

While over time we plan to establish further or alternative other regional manufacturing facilities as needed to meet product demand, we may not be successful in scaling up our manufacturing capabilities and we may not be able to establish sufficient manufacturing facilities to meet our future needs.

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

Our ability to successfully develop our product candidates, and to ultimately supply our commercial products in quantities sufficient to meet the market demand, depends in part on our ability to obtain the materials for these products in accordance with regulatory requirements and in sufficient quantities for preclinical and clinical testing and commercialization. We do not currently have arrangements in place for a redundant or second-source supply of certain of our product materials in the event any of our current vendors of such materials cease their operations for any reason. We are also unable to predict how changing global economic conditions, geo-political events or future global health concerns or pandemics will affect our third-party vendors. Any negative impact of such matters on our third-party vendors may also have an adverse impact on our results of operations or financial condition. We are not certain that our single-source vendors will be able to meet our demand for their products, either because of the nature of our agreements with those vendors, our limited experience with those vendors or our relative importance as a customer to those vendors. It may be difficult for us to assess their ability to timely meet our demand in the future based on past performance. While our vendors have generally met our demand for their products on a timely basis in the past, they may subordinate our needs in the future to their other customers. Establishing additional or replacement vendors for the materials used in our product candidates, if required, may not be accomplished quickly. If we are able to find a replacement vendor, such replacement vendor would need to be qualified and may require additional regulatory inspection or approval, which could result in further delay. While we seek to maintain adequate inventory of the materials used in our product candidates, any interruption or delay in the supply of components or materials, or our inability to obtain such materials from alternate sources at acceptable prices in a timely manner could impede, delay, limit or prevent our development efforts, which could harm our business, results of operations, financial condition and prospects.

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

We have established manufacturing capacity for our clinical trials at our Royal Free Hospital and Call and Gene Therapy Catapult sites in the United Kingdom and we plan to establish our own commercial manufacturing facility in the future. The establishment of our own commercial manufacturing facility would be a costly and time-consuming process that we expect to require additional capital to fund and take several years before becoming operational. For example, we plan to develop a fully closed end-to-end manufacturing process, which is challenging, time-consuming and will require significant resources. We may experience unexpected delays or costs as we continue to improve our VELOS manufacturing process and may ultimately be unsuccessful in obtaining manufacturing scale capabilities. Furthermore, as we scale up the VELOS manufacturing process, we may be required to make changes to the process which can affect the composition of ATL001 and any future product candidates.

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
•
any distribution and use restrictions imposed by the FDA or other comparable foreign regulatory authorities or to which we agree as part of a mandatory risk evaluation and mitigation strategy, or REMS or voluntary risk management plan;
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

In addition, although ATL001 differs in certain ways from other cancer immuno-therapies, advanced T cell therapies and neoantigen directed cell or vaccine approaches, serious adverse events or deaths in other clinical trials involving cancer immuno-therapies, advanced T cell therapies or neoantigen directed cell or vaccine approaches, even if not ultimately attributable to our product or product candidates, could negatively impact our business. For example, in November 2023, the FDA announced that it would be conducting an investigation into reports of T cell malignancies following BCMA-directed or CD19-directed autologous chimeric antigen receptor, or CAR, T cell immunotherapies following reports of T cell lymphoma in patients receiving these therapies. In January 2024, the FDA determined that new safety information related to T cell malignancies should be included in the labeling with boxed warning language on these malignancies for all BCMA- and CD-19-directed genetically modified autologous T cell immunotherapies. While ATL001 is designed to utilize a different mechanism of action, FDA’s investigation into CAR-T therapies and other similar actions could result in increased government regulation, unfavorable public perception and publicity, potential impacts on enrollment in our clinical trials, potential regulatory delays in the testing or approval of our product candidates, stricter labeling requirements for those product candidates that are approved, and a decrease in demand for any such product candidates.

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

Cancer therapies are sometimes characterized by line of therapy (first line, second line, third line, fourth line, etc.) and the FDA often approves new therapies initially only for a particular line or lines of use. When cancer is detected early enough, first line therapy is sometimes adequate to cure the cancer or prolong life without a cure. Whenever first line therapy, usually chemotherapy, antibody drugs, tumor-targeted small molecules, hormone therapy, radiation therapy, surgery, or a combination of these, proves unsuccessful, second line therapy may be administered. Second line therapies often consist of more chemotherapy, radiation, antibody drugs, tumor-targeted small molecules, or a combination of these. Third line therapies can include chemotherapy, antibody drugs and small molecule tumor-targeted therapies, more invasive forms of surgery and new technologies. We expect to initially seek approval of ATL001 in most indications at least as a second or third line therapy, such as for use in patients with advanced unresectable or metastatic NSCLC and/or recurrent or metastatic malignant melanoma. Subsequently, for those indications in which ATL001 proves to be sufficiently safe and beneficial, if any, we would expect to seek approval as a second line therapy and potentially as a first line therapy, but there is no guarantee that ATL001, even if approved as a second or third line of therapy for any indications, would be approved for an earlier line of therapy, and, prior to any such approvals, we may have to conduct additional clinical trials. Consequently, the potentially addressable patient population for ATL001 or any future product candidates may be extremely limited or may not be amenable to treatment with our product candidates.

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

Specifically, advanced T cell therapies are under evaluation in solid tumors by multiple biotechnology and pharmaceutical companies, including Kite Pharma Inc. (a Gilead company), Iovance, Adaptimmune Therapeutics PLC, Autolus Therapeutics PLC, Instil Bio, Inc., or Instil, Neogene Therapeutics, B.V. (acquired by AstraZeneca), BioNTech SE, Turnstone Biologics Corp., Immatics N.V., Obsidian Therapeutics and KSQ Therapeutics, Inc.

We anticipate that we will face intense and increasing competition as new products and therapies enter the market and advanced technologies become available. We expect any treatments that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, delivery, price and the availability of reimbursement from government and other third-party payers.

On February 16, 2024, the Food and Drug Administration granted accelerated approval to lifileucel (Amtagvi, Iovance Biotherapeutics, Inc.), a tumor-derived autologous T cell immunotherapy, for adult patients with unresectable or metastatic melanoma previously treated with a PD-1 blocking antibody, and if BRAF V600 positive, a BRAF inhibitor with or without a MEK inhibitor. The success of Amtagvi may limit the number of patients available for our clinical trials and our products, if approved, that are indicated for the treatment of melanoma.

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

A similar framework is in place in the EU. The EMA has a Committee for Advanced Therapies, or CAT, that is responsible for assessing the quality, safety and efficacy of advanced-therapy medicinal products. Advanced-therapy medical products include gene therapy medicines, somatic-cell therapy medicines and tissue-engineered medicines, which must be centrally authorized in the EU. The role of the CAT is to prepare a draft opinion on an application for marketing authorization for a cell therapy medicinal candidate that is submitted to the EMA. In the EU, the development and evaluation of a cell therapy medicinal product must be considered in the context of the relevant EU guidelines. The EMA may issue new guidelines concerning the development and marketing authorization for somatic cell therapy medicinal products and require that we comply with these new guidelines. Similarly, complex regulatory environments exist in other jurisdictions in which we might consider seeking regulatory approvals for our product candidates, further complicating the regulatory landscape. As a result, there may be additional procedures and standards with which we will have to comply with respect to the development of our product candidates.

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

We may seek approval of ATL001 or any future product candidates using FDA’s Real-Time Oncology Review program. This program may not lead to a faster regulatory review or approval process and does not increase the likelihood that our product candidate will receive marketing approval.

Participation in FDA’s Real-Time Oncology Review, or RTOR, program is voluntary. Our acceptance into RTOR, should we apply, does not guarantee or influence approval of a marketing application for ATL001 or any future product candidates, which would be subject to the same statutory and regulatory requirements for approval as applications that are not included in RTOR. Although early approvals have occurred with applications selected for RTOR, this may not be the case for our application even if it is selected by FDA for RTOR. If at any time the FDA determines our participation in RTOR, if selected, is no longer appropriate, the FDA may rescind our acceptance and instruct us to follow routine submission procedures for marketing approval.

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

Any regulatory approvals that we receive for our product candidates will require surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS in order to approve our product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs, cGTPs, good laboratory practice, or GLP, regulations and good clinical practice, or GCP, regulations, for any clinical trials that we conduct post-approval. Manufacturers and manufacturers’ facilities are also required to comply with applicable product tracking and tracing requirements. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

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

Inadequate funding for the FDA, the SEC and other government agencies caused by funding shortages, government shut downs or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the FDA have fluctuated in recent years as a result. Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which could adversely affect our business. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable, and could impact review of our public filings, to the extent such review is necessary, and our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

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

We and our collaborators and third-party providers are subject to national, supranational, federal or state laws and regulations, regulatory guidance and industry standards relating to data protection, privacy and information security. This includes the EU General Data Protection Regulation, or EU GDPR, and the United Kingdom (or UK) equivalent of the same (the UK GDPR, together with the EU GDPR, referred to as the GDPR) as well as other national data protection legislation in force in relevant EU and EEA member states and the UK (including the UK Data Protection Act 2018), which governs the collection, use, storage, disclosure, transfer, or other processing of personal data (including health data processed in the context of clinical trials): (i) regarding individuals in the EU, EEA and UK; and/or (ii) carried out in the context of the activities of our establishment in any EU and EEA member state or the UK. Currently, the EU GDPR and UK GDPR remain largely aligned.

The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including special requirements in respect of the processing of health and other sensitive data, requiring that consent of individuals to whom the personal data relates is obtained in certain circumstances, disclosures to individuals regarding data processing activities, safeguards to protect the security and confidentiality of personal data, mandatory data breach notification requirements in certain circumstances, and requiring that certain measures (including contractual requirements) are put in place when engaging third-party processors. The GDPR defines personal data to include coded data and imposes high thresholds for informed consent and detailed notices for clinical trial subjects and investigators. The GDPR provides individuals with various rights in respect of their personal data, including rights of access, erasure, portability, rectification, restriction and objection. EU and UK data protection authorities may impose large penalties for violations of the data protection laws, including potential fines of up to €20 million (£17.5 million) or 4% of annual global revenue, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.

The GDPR imposes strict rules on the transfer of personal data to countries outside the EEA, Switzerland or the UK, including the United States to other countries in respect of which the European Commission or the UK government has not issued a so-called “adequacy decision” or “ adequacy regulation” (known as “third countries”), unless a derogation exists or the parties to the transfer have implemented specific safeguards to protect the transferred personal data. This includes putting in place the European Commission’s Standard Contractual Clauses, or SCCs, for transfers outside of the EEA and a similar transfer mechanism for transfers of personal data outside of the UK, the International Data Transfer Agreement or Addendum (IDTA). Under both the EU GDPR and the UK GDPR, exporters are also required to assess the risk of the data transfer on a case-by-case basis, including conducting an analysis of the laws in the destination country. The SCCs are required to be in place now, whereas the IDTA had to be used for all new contracts from September 21, 2022, and must be implemented in all existing contracts (entered into prior to September 21, 2022) by March 21, 2024. Finalizing the implementation of the updated UK IDTA, and conducting the required risk assessments, may continue to necessitate significant contractual overhaul of our data transfer arrangements with customers, sub-processors and vendors. On June 28, 2021, the European Commission published its decision recognizing the UK as having adequate laws to the protect the rights and freedoms of data subjects such that personal data may transfer to from the EU to the UK without an approved transfer mechanism. The decision is effective for four years and its continuing effect is dependent on UK law and regulation on data privacy not diverging materially from the GDPR. The UK Government also confirmed that data transfers to the EU remain free flowing.

The UK Government has introduced a Data Protection and Digital Information Bill, or Data Reform Bill, into the UK legislative process to reform the UK’s data protection regime, and if passed, the final version of the Data Reform Bill may have the effect of further altering the similarities between the UK and EEA data protection regimes and threaten the UK Adequacy Decision from the European Commission, which may lead to additional compliance costs for us and could increase our overall risk. It is unclear how UK data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the UK will be regulated in the long term. Although the EU GDPR and the UK GDPR currently impose substantially similar obligations, it is possible that over time the UK GDPR could become less aligned with the EU GDPR. In addition, EEA Member States have adopted national laws to supplement the EU GDPR, which may partially deviate from the EU GDPR, and the competent authorities in the EEA Member States may interpret EU GDPR obligations slightly differently from country to country, such that we do not expect to operate in a uniform legal landscape in the EEA and UK with respect to data protection regulations. The potential of the respective provisions and enforcement of the EU GDPR and UK GDPR further diverging in the future creates additional regulatory challenges and uncertainties for us. The lack of clarity on future UK laws and regulations and their interaction with EU laws and regulations could add legal risk, uncertainty, complexity and compliance cost to the handling of European personal data and our privacy and data security compliance programs could require us to amend our processes and procedures to implement different compliance measures for the UK and the EEA.

The GDPR increases our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR. While we have taken steps to comply with the GDPR, and implementing legislation in the UK and applicable EEA member states, including by seeking to establish appropriate lawful bases for the various processing activities we carry out as a controller or joint controller, reviewing our security procedures and those of our vendors and collaborators, and entering into data processing agreements with relevant vendors and collaborators, we cannot be certain that our efforts to achieve and remain in compliance have been, and/or will continue to be, fully successful. Given the breadth and depth of data protection obligations, complying with the GDPR and similar laws, requirements are rigorous and time intensive and require significant resources and a review of our technologies, systems and practices, as well as those of any third-party collaborators, service providers, contractors or consultants that process or transfer personal data.

In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators and third-party providers. For example, California enacted the California Consumer Privacy Act, or the CCPA, which became effective on January 1, 2020 and established a comprehensive privacy framework which provided California consumers certain privacy rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provided civil penalties for violations, as well as a private right of action for certain data breaches that is expected to increase data breach litigation. Additionally, the California Privacy Rights Act, or the CPRA, amended the CCPA in significant ways, including to impose additional data protection obligations on companies doing business in California, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also created a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the CPRA’s provisions went into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. In the United States, states are constantly amending existing laws, requiring attention to frequently changing regulatory requirements.

Similar comprehensive privacy laws have been passed and proposed in numerous other states. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. The existence of comprehensive privacy laws in different states in the country would make our compliance obligations more complex and costly and may increase the likelihood that we may be subject to enforcement actions or otherwise incur liability for noncompliance. There are also states that are specifically regulating health information. For example, Washington state recently passed a health privacy law that will regulate the collection and sharing of health information, and the law also has a private right of action, which further increases the relevant compliance risk. Connecticut and Nevada have also passed similar laws regulating consumer health data. In addition, other states have proposed and/or passed legislation that regulates the privacy and/or security of certain specific types of information. For example, a small number of states have passed laws that regulate biometric data specifically. These various privacy and security laws may impact our business activities, including our identification of research subjects, relationships with business partners and ultimately the marketing and distribution of our products. State laws are changing rapidly and there is discussion in the U.S. Congress of a new comprehensive federal data privacy law to which we may likely become subject, if enacted.

Many international laws, including the GDPR, require businesses to notify regulators and data subjects in the event of a cybersecurity incident. Meanwhile, in the United States, all 50 states of the United States require businesses to provide notice to customers whose personal data has been disclosed as a result of a cybersecurity incident. These laws are not consistent, and compliance in the event of a widespread cybersecurity incident is costly.

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

The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. This evolution may create uncertainty in our business, affect our or our CROs’, collaborators’, service providers’ and other contractors’ ability to operate in certain jurisdictions or to collect, store, transfer use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants and legal advisors, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies, utilize management’s time and/or divert resources from other initiatives and projects.

Any failure, or perceived failure by us or our collaborators and third-party providers to comply with data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, financial condition, results of operations and prospects. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

The use of new and evolving technologies, such as artificial intelligence, in our offerings may result in spending material resources and presents risks and challenges that can impact our business including by posing security and other risks to our confidential information, proprietary information and personal information, and as a result we may be exposed to reputational harm and liability.

We have built and integrated, and may in the future build and integrate artificial intelligence into our development and manufacturing processes and our offerings, and this innovation presents risks and challenges that could affect its adoption, and therefore our business. If we enable or offer solutions that draw controversy due to perceived or actual negative societal impact, we may experience brand or reputational harm, competitive harm or legal liability. The use of certain artificial intelligence technology can give rise to intellectual property risks, including compromises to proprietary intellectual property and intellectual property infringement. Additionally, we expect to see increasing government and supranational regulation related to artificial intelligence use and ethics, which may also significantly increase the burden and cost of research, development and compliance in this area. For example, the EU’s Artificial Intelligence Act (“AI Act”) — the world’s first comprehensive AI law — is anticipated to enter into force in Spring 2024 and, with some exceptions, become effective 24 months thereafter. This legislation imposes significant obligations on providers and deployers of high risk artificial intelligence systems, and encourages providers and deployers of artificial intelligence systems to account for EU ethical principles in their development and use of these systems. If we develop or use AI systems that are governed by the AI Act, it may necessitate ensuring higher standards of data quality, transparency, and human oversight, as well as adhering to specific and potentially burdensome and costly ethical, accountability, and administrative requirements. The rapid evolution of artificial intelligence will require the application of significant resources to design, develop, test and maintain our products and services to help ensure that artificial intelligence is implemented in accordance with applicable law and regulation and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. Our vendors may in turn incorporate artificial intelligence tools into their own offerings, and the providers of these artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.

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

We currently are, and in the future may continue to be, party to license or collaboration agreements with third parties to advance our research or allow commercialization of ATL001 or any future product candidates. In particular, we are party to a license agreement, or the CRT Agreement, with Cancer Research Technology Limited, or CRT, to obtain exclusive and non-exclusive licenses under certain patents, know-how, data, and information relating to a multi-institution study known as the TRACERx Study, focused on advanced NSCLC. We rely on this license for the development of ATL001 and may rely on it for future product candidates, and we rely on the data from TRACERx to continue to improve our PELEUS AI-powered platform. The CRT Agreement and other future agreements may impose, and may continue to impose, numerous obligations, such as development, diligence, payment, commercialization, funding, milestone, royalty, sublicensing, insurance, patent prosecution, enforcement and other obligations on us and may require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize approved products, in order to maintain the licenses. Despite our best efforts, our current and future licensors might conclude that we have materially breached our future license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technologies covered by these license agreements.

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

Third parties may assert that we are employing their proprietary technology without authorization. Patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is “clear and convincing,” a heightened standard of proof. There may be issued third-party patents of which we are currently unaware with claims to compositions, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Patent applications can take many years to issue, and some patent applications in the United States may be maintained in secrecy until the patents are issued. Since patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications covering our product candidates or technology. If any such patent applications issue as patents, and if such patents have priority over our patent applications or patents we may own or in-license, we may be required to obtain rights to such patents owned by third parties which may not be available on commercially reasonable terms or at all, or may only be available on a non-exclusive basis. There may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our product candidates or other technologies, could be found to be infringed by our product candidates or other technologies. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Moreover, we may fail to identify relevant patents or incorrectly conclude that a patent is invalid, not enforceable, exhausted, or not infringed by our activities. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our product candidates, molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business. Even if we obtain a license, it may be nonexclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, if the breadth or strength of protection provided by our patent applications or any patents we may own or in-license in the future is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

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

As is the case with other biopharmaceutical companies, our success is at least partially dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we might obtain in the future. For example, in the case Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. Any adverse changes in the patent laws of other jurisdictions could have a material adverse effect on our business and financial condition. Changes in the laws and regulations governing patents in other jurisdictions could similarly have an adverse effect on our ability to obtain and effectively enforce any rights we may have in our patent applications or any patents we may own or in-license in the future.

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

In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for ATL001, VELOS, PELEUS and any future product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety, potency, purity and efficacy and obtain marketing approval.

Further, collaborations involving ATL001, VELOS, PELEUS and any future product candidates are subject to numerous risks, which may include the following:

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

As a result, if we enter into additional collaboration agreements and strategic partnerships or license ATL001, VELOS, PELEUS or any future product candidates, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to ATL001, VELOS, PELEUS or any future product candidates could delay the development and commercialization of our product candidates in certain geographies for certain indications, which would harm our business prospects, financial condition and results of operations.

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

To encourage valuable employees to remain at our company, in addition to salary, bonus scheme and our benefits package, we have provided shares for some UK based employees and share options for U.S. and some UK based employees that vest over time. The value to employees of shares and share options that vest over time may be significantly affected by movements in our share price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel. To date, this success has been geared towards building an attractive employee value proposition which puts culture at the heart of how we engage our people. This focus on soft retention elements has worked well to date and we are now exploring wider incentive mechanisms to be in-line with the market. Notwithstanding our current and future development of incentive mechanisms, we may be exposed to increases in wage inflation that have an adverse impact on our financial position and on our ability to attract, hire and retain key employees.

Risks Related to our Business Operations and Growth

Insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include general liability, travel, property, cyber, umbrella, and directors’ and officers’ insurance.

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

As of December 31, 2023, we had 204 full-time employees and 11 part-time employees. As our development and commercialization plans and strategies develop, and as we continue to operate as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel, as well as additional facilities to expand our operations. Future growth would impose significant added responsibilities on members of management, including:

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

Our business is subject to risks associated with conducting business internationally. Accordingly, our future results could be harmed by a variety of factors, including the following:

•
economic weakness, including inflation, political instability in particular in foreign economies and markets, and future global health concerns or pandemics;
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
•
production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•
business interruptions resulting from geo-political actions, including war, such as the ongoing conflict between Russia and Ukraine, and the unrest in the Middle East resulting from the Israel-Hamas war, terrorism, pandemics, or natural disasters including earthquakes, typhoons, floods and fires.

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

The United States and the UK do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the UK. In addition, uncertainty exists as to whether the courts of England and Wales would entertain original actions brought in the UK against us or our directors or senior management predicated upon securities laws of the U.S. or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If the courts of England and Wales give a judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the courts of England and Wales discretion to prescribe the manner of enforcement.

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

In addition, since the Brexit referendum in 2016, there has been a significant increase in the volatility of the exchange rate between the pound sterling and the U.S. dollar and an overall weakening of the pound sterling. As a result of fluctuations in the exchange rate between the U.S. dollar and the pound sterling, the U.S. dollar equivalent of the proceeds that a holder of ADSs would receive upon the sale in the UK of any ordinary shares withdrawn from the depositary and the U.S. dollar equivalent of any cash dividends paid in pounds sterling on our ordinary shares represented by ADSs could also decline.

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

We may take advantage of these exemptions until we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of: (1) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (2) December 31, 2026, which is the last day of our fiscal year following the fifth anniversary of the date of the completion of our IPO; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions.

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

We are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow English corporate law and the UK Companies Act 2006, or the Companies Act 2006, with regard to certain aspects of corporate governance, known as home country governance practices. Following our home country governance practices allows us to follow English corporate law and the Companies Act 2006 with regard to certain corporate governance matters as opposed to the requirements that would otherwise apply to U.S. companies listed on Nasdaq and may provide less protection to our shareholders than what is accorded to investors under the Nasdaq rules applicable to domestic U.S. issuers.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024.

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

We may not meet the continued listing requirements of the Nasdaq Global Select Market, which could result in a delisting of our ADSs.

Our ADSs are listed on the Nasdaq Global Select Market. On September 20, 2023, we received a deficiency letter from the Nasdaq Listing Qualifications Department, or the Staff, of the Nasdaq Stock Market LLC, or Nasdaq, notifying us that, for the last 30 consecutive business days, the closing bid price for our ADSs had been below the minimum $1.00 per ADS required for continued listing on the Nasdaq Global Select Market pursuant to Nasdaq Listing Rule 5550(a)(2). The Nasdaq deficiency letter had no immediate effect on the listing of our ADSs. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were given 180 calendar days, or until March 18, 2024, to regain compliance with Nasdaq Listing Rule 5550(a)(2). On March 4, 2024 the Staff notified us that the closing bid price of our ADSs had been at least $1.00 per ADS for the required 10 consecutive business days, that we had therefore re-established price compliance and the Nasdaq deficiency letter was no longer effective.

There can be no assurance that we will be able to maintain compliance with Nasdaq Listing Rule 5550(a)(2) or, if we were to receive a Nasdaq deficiency letter in future, that we would be able to regain compliance during the applicable compliance period. If Nasdaq delists ADSs from trading on its exchange for failure to meet the listing standards, an investor would likely find it significantly more difficult to dispose of or obtain ADSs, and our ability to raise future capital through the sale of ADSs could be severely limited. We additionally may not be able to list ADSs on another national securities exchange, which could result in our securities being quoted on an over-the-counter market. If this were to occur, our shareholders could face significant material adverse consequences, including limited availability of market quotations for ADSs and reduced liquidity for the trading of our securities. In addition, we could experience a decreased ability to issue additional securities and obtain additional financing in the future. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

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

GENERAL RISK FACTORS

Our internal computer systems, or those used by our third-party CROs or other contractors or consultants, may fail or suffer cybersecurity incidents, which could result in a material disruption of the development programs of our product candidates.

Despite the implementation of security measures, our internal computer systems and those of our current and future CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, and telecommunication and electrical failures. The risk of a cybersecurity incident or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. While we have not experienced any such material system failure or cybersecurity incident to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, such as the loss of clinical trial data from completed or future clinical trials. Such loss could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we may rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. Any cybersecurity incident relating to our information technology systems could lead to the unauthorized access, disclosure and use of non-public information, including information from our patient registry or other patient information, which is protected by data privacy and security laws. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, damage to our reputation and the further development and commercialization of our product candidates could be delayed.

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

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The most recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. In addition, recent geo-political events, including the ongoing conflict between Russia and Ukraine, the subsequent institution of sanctions against Russia by the United States and several European and Asian countries, and the unrest in the Middle East resulting from the Israel-Hamas war, have created global economic uncertainty in general. We continue to monitor the adverse impact generally, and on our business and operations and on the business and operations of our suppliers and other third parties with which we conduct business, caused by these geo-political events. For example, these events have led to significant increases in commodity prices, energy and fuel prices, credit and capital market instability and supply chain interruptions which have led to increasing inflation. This may in turn adversely impact our ability to deliver our goals. A severe or prolonged economic downturn, including due to the impact of future global health concerns or pandemics and geo-political events, could result in a variety of risks to our business, including a reduced ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy or international trade disputes could also strain our third-party suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Our business may be adversely affected by a pandemic, epidemic or outbreak of an infectious disease

Our business could be adversely affected by health epidemics in regions where we have concentrations of clinical trial sites or other business activities and could cause significant disruption in the operations of third-party contract manufacturers and contract research organizations upon whom we rely, as well as our ability to recruit patients for our clinical trials. For example, the COVID-19 pandemic has had a significant impact on global societies, economies, financial markets, and business practices around the world. We experienced some temporary delays or disruptions due to the coronavirus pandemic, including pauses in and delays to patient dosing, limited or reduced patient access to beds, hospitals and healthcare resources generally, delayed initiation of new clinical trial sites and limited on-site personnel support at various trial sites. In addition, certain of our third-party manufacturers and suppliers paused their operations in the early stages of the pandemic, and some paused their operations again as a result of additional variants of the COVID-19 virus. The extent to which future pandemics may impact our business, results of operations and future growth prospects will depend on a variety of factors and future developments, which are highly uncertain and cannot be predicted with confidence, including the duration, scope and severity of, and how governments respond to, the pandemic.

We may be unable to adequately protect our information systems from cyber-attacks, which could result in the disclosure of confidential or proprietary information, including personal data, damage our reputation, and subject us to significant financial and legal exposure.

We rely on information technology systems that we or our third-party providers operate to process, transmit and store electronic information in our day-to-day operations. In connection with our product discovery efforts, we may collect and use a variety of personal data, such as name, mailing address, email addresses, phone number and clinical trial information. A successful cyber-attack could result in the theft or destruction of intellectual property, data, or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations. Cyber-attacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyber-attacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial-of-service, social engineering fraud or other means to threaten data security, confidentiality, integrity and availability. A successful cyber-attack could cause serious negative consequences for us, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. Although we devote resources to protect our information systems, we realize that cyber-attacks are a threat, and there can be no assurance that our efforts will prevent cybersecurity incidents that would result in business, legal, financial or reputational harm to us, or would have a material adverse effect on our results of operations and financial condition. Any failure to prevent or mitigate cybersecurity incidents or improper access to, use of, or disclosure of our clinical data or patients’ personal data could result in significant liability under state (e.g., state breach notification laws), federal (e.g., HIPAA, as amended by HITECH), and international (e.g., the GDPR) law and may cause a material adverse impact to our reputation, affect our ability to conduct new studies and potentially disrupt our business.

In addition, the computer systems of various third parties on which we rely, including our CROs and other contractors, consultants and law and accounting firms, may sustain damage from computer viruses, unauthorized access, data breaches, ransomware attacks, phishing attacks, cybercriminals, natural disasters (including hurricanes and earthquakes), terrorism, war and telecommunication and electrical failures. We rely on our third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches. If we or our third-party providers fail to maintain or protect our information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to our information technology systems, we or our third-party providers could have difficulty preventing, detecting and controlling such cyber-attacks and any such attacks could result in losses described above as well as disputes with physicians, patients and our partners, regulatory sanctions or penalties, increases in operating expenses, expenses or lost revenues or other adverse consequences, any of which could have a material adverse effect on our business, results of operations, financial condition, prospects and cash flows. Any failure by such third parties to prevent or mitigate cybersecurity incidents or improper access to or disclosure of such information could have similarly adverse consequences for us.

The GDPR, United States state laws and other international laws to which we may be subject require businesses to notify regulators and data subjects in the event of a cybersecurity incident. If we are unable to prevent or mitigate the impact of such cybersecurity or data privacy incidents, we could be exposed to litigation and governmental investigations, which could lead to fines, damages, reputational damage and a potential disruption to our business.

Environmental, social and governance matters may impact our business and reputation.

Governmental authorities, non-governmental organizations, customers, investors, external stakeholders and employees are increasingly sensitive to environmental, social and governance, or ESG, concerns, such as diversity and inclusion, climate change, water use, recyclability or recoverability of packaging, and plastic waste. This focus on ESG concerns may lead to new requirements that could result in increased costs associated with developing, manufacturing and distributing our products. Our ability to compete could also be affected by changing customer preferences and requirements, such as growing demand for more environmentally friendly products, packaging or supplier practices, or by failure to meet such customer expectations or demand. While we strive to meet all legal and regulatory requirements in relation to ESG and aim over time to continually improve our ESG performance, we risk negative stockholder reaction, including from proxy advisory services, as well as damage to our brand and reputation, if we do not act responsibly, or if we are perceived to not be acting responsibly in key ESG areas, including equitable access to medicines and vaccines, product quality and safety, diversity and inclusion, environmental stewardship, support for local communities, corporate governance and transparency, and addressing human capital factors in our operations. If we do not meet the ESG expectations of our investors, customers and other stakeholders, we could experience reduced demand for our products, loss of customers, and other negative impacts on our business and results of operations.

Climate change or legal, regulatory or market measures to address climate change may negatively affect our business, results of operations, cash flows and prospects.

We believe that climate change has the potential to negatively affect our business and results of operations, cash flows and prospects. We are exposed to physical risks (such as extreme weather conditions or rising sea levels), risks in transitioning to a low-carbon economy (such as additional legal or regulatory requirements, changes in technology, market risk and reputational risk) and social and human effects (such as population dislocations and harm to health and well-being) associated with climate change. These risks can be either acute (short-term) or chronic (long-term).

The adverse impacts of climate change include increased frequency and severity of natural disasters and extreme weather events such as hurricanes, tornados, wildfires (exacerbated by drought), flooding, and extreme heat. Extreme weather and sea-level rise pose physical risks to our facilities as well as those of our suppliers. Such risks include losses incurred as a result of physical damage to facilities, loss or spoilage of inventory, and business interruption caused by such natural disasters and extreme weather events. Other potential physical impacts due to climate change include reduced access to high-quality water in certain regions and the loss of biodiversity, which could impact future product development. These risks could disrupt our operations and its supply chain, which may result in increased costs.

New legal or regulatory requirements may be enacted to prevent, mitigate, or adapt to the implications of a changing climate and its effects on the environment. These regulations, which may differ across jurisdictions, could result in us being subject to new or expanded carbon pricing or taxes, increased compliance costs, restrictions on greenhouse gas emissions, investment in new technologies, increased carbon disclosure and transparency, upgrade of facilities to meet new building codes, and the redesign of utility systems, which could increase our operating costs, including the cost of electricity and energy used by us. Our supply chain would likely be subject to these same transitional risks and would likely pass along any increased costs to us.

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

We believe that we were classified as a PFIC for our taxable year ended December 31, 2023. Based on the current and expected composition of our income and assets and the value of our assets, we expect to be a PFIC for the current taxable year ending December 31, 2024. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Subject to certain exceptions, for purposes of the asset test, if we are treated as a non-publicly traded “controlled foreign corporation,” or a CFC (as discussed below), for the year being tested for purposes of the PFIC rules, the value of our assets will be measured by the adjusted tax basis of our assets. If we are a publicly traded CFC or not a CFC for such year, the value of our assets generally will be determined by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. The income test depends on the nature and composition of our income. The composition of our income and assets is also affected by how fast we spend the cash we raise in any offering.

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

We believe that we were not classified as a CFC for the year ended December 31, 2023. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. An individual that is a Ten Percent Shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a Ten Percent Shareholder that is a U.S. corporation. Failure to comply with CFC reporting obligations may subject a United States shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any Ten Percent Shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the CFC rules of the Code. U.S. Holders should consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC.

We may be unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable UK tax legislation.

As a UK incorporated and tax resident entity, we are subject to UK corporate taxation on tax-adjusted trading profits. Due to the nature of our business, we have generated losses since inception and therefore have not paid any UK corporation tax. As of December 31, 2023, we had cumulative United Kingdom carryforward tax losses of $121.7 million. Subject to any relevant criteria and restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half of our ordinary shares and a major change in the nature, conduct or scale of the trade), we expect these to be eligible for carry forward and utilization against future operating profits.

As a company that carries out extensive R&D activities, the Company benefits from the UK research and development tax credit regime under the scheme for small or medium-sized enterprises (“SME”). Under the current SME regime, the Company can surrender some of its trading losses that arise from qualifying R&D activities for a cash rebate of 33.35% of qualifying R&D expenditure incurred prior to April 1, 2023 (after taking into account the enhanced rate of deduction) and decreasing to 18.6% of qualifying R&D expenditure after April 1, 2023 (after taking into account the enhanced rate of deduction). Additionally, the UK Government has enacted further changes to the SME regime in February 2024, which include the introduction of a new rate for R&D intensive companies of 26.97% (which the Company is expected to qualify for) and comes into effect for qualifying R&D expenditures incurred after April 1, 2023.

Additional changes to the R&D tax relief legislation, which take effect from April 2024, introduced restrictions on relief that may be claimed for expenditure on sub-contracted R&D activity, broadly requiring either that workers carrying on such activity are subject to UK PAYE or, where work is undertaken outside the UK, that this must be due to geographical, environmental or social conditions not replicable in the UK. These restrictions may impact the quantum of R&D relief that we are able to claim in the future.

It should also be noted that there is a cap on R&D claims to a multiple of payroll taxes (broadly, to a maximum payable credit equal to £20,000 plus three times the total PAYE and National Insurance contributions, or NICs, liability of the company) subject to an exception which prevents the cap from applying. That exception requires the Company to be creating, taking steps to create or managing intellectual property, as well as having qualifying R&D expenditure in respect of connected parties which does not exceed 15% of the total claimed. If such exception does not apply, this could restrict the amount of payable credit that we are able to claim.

We may benefit in the future from the United Kingdom’s “patent box” regime, which allows certain profits attributable to revenue from patented products (and other qualifying income) to be taxed at an effective rate of 10% by giving an additional tax deduction. When taken in combination with the enhanced relief available on our R&D expenditure, we expect a long-term effective rate of corporation tax lower than the statutory rate to apply to us (even after the announced changes to the SME Program and RDEC Program described above). If, however, there are further adverse changes to the UK R&D tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected. This may impact our ongoing requirement for investment and the timeframes within which additional investment is required.

For completeness, it should be noted that the UK tax authority, His Majesty’s Revenue & Customs, or HMRC, currently has an increased focus on claims for R&D tax credits and so the Company may be subject to increased scrutiny in respect of any claims it makes. In addition, the legislation on the UK R&D tax credits regime is updated and changed frequently, so there can be no guarantee of our ability to make use of such credits as we might currently expect to in future.

Changes and uncertainties in the tax system in the countries in which we have operations could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders.

We conduct business globally and file tax returns in the UK and the U.S. The tax treatment of the company or any of the group companies could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Organization for Economic Co-operation and Development’s, or OCED, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate (the UK and the U.S.); and the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.

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

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, HMRC, the Internal Revenue Service, or IRS, or another tax authority could challenge our allocation of income among various jurisdictions and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

A tax authority may take the position that material tax liabilities, interest and penalties are payable by us, for example where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable, or result in other liabilities.

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

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We continue the process of documenting, reviewing, and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which requires annual management assessment of the effectiveness of our internal control over financial reporting. We will look to recruit additional finance and accounting personnel with certain skill sets that we need as a public company.

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

The UK formally left the EU on January 31, 2020 (commonly referred to as Brexit), and the EU and the UK have concluded a trade and cooperation agreement, or TCA, which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of Good Manufacturing Practice, or GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not provide for wholesale mutual recognition of UK and EU pharmaceutical regulations. At present, Great Britain has implemented EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the EU regulatory framework currently continues to apply in Northern Ireland). The regulatory regime in Great Britain therefore currently aligns in the most part with EU medicines regulations, however it is possible that these regimes will diverge more significantly in the future now that Great Britain’s regulatory system is independent from the EU and the TCA does not provide for mutual recognition of UK and EU pharmaceutical legislation.

For instance, the EU Clinical Trials Regulation which became effective on January 31, 2022 and provides for a streamlined clinical trial application and assessment procedure covering multiple EU Member States has not been implemented into UK law, and a separate application must therefore be submitted for clinical trial authorization in the UK. In addition, Great Britain is no longer covered by centralized marketing authorizations (under the Northern Ireland Protocol, centralized marketing authorizations will continue to be recognized in Northern Ireland) until January 1, 2025; following which a single UK-wide marketing authorization will be required to market a medicinal product throughout the UK in accordance with the Windsor Framework outlined in the section below titled Brexit and the Regulatory Framework in the UK). Notwithstanding that there is no wholesale recognition of EU pharmaceutical legislation under the TCA, the MHRA put in place a new framework on January 1, 2024, whereby the MHRA may take into account decisions on the approval of marketing authorizations from the EMA (and certain other regulators)

when considering an application for a Great Britain marketing authorization. Any new regulations in the future could add time and expense to the conduct of our business in both the UK and EU, as well as the process by which our drug candidates receive regulatory approval in the UK, the EU and elsewhere.

In addition, as we are headquartered in the UK, it is possible that the continued effects of Brexit may impact some or all of our current operations. For example, since the transition period ended, Brexit has restricted our ability to freely move employees from our headquarters in the UK to other locations in Europe and the ability of European healthcare practitioners to move freely to the UK in order to complete part of their training or work on our clinical trials there. In addition, we intend to continue to manufacture our cNeT product candidates at our two UK manufacturing sites, the Royal Free Hospital and the Cell and Gene Therapy Catapult. Manufacturing product candidates in the UK may affect the clearance or timing of the release of our clinical trial materials out of the UK. Any such delays could result in our clinical trial sites outside of the UK not having sufficient clinical trial materials and could adversely affect the timing and completion of our clinical trials.

Item 4. Information on the Company.

A. History and Development of the Company

Achilles Therapeutics plc (formerly Achilles TX Limited) and subsidiaries, or the Company, is a biopharmaceutical company developing AI-powered precision T cell therapies targeting clonal neoantigens to treat solid tumors. The Company is focused on advancing immuno-oncology therapeutics by exploiting its pioneering work in the field of tumor evolution and clonal neoantigens.

The Company is a public limited company originally incorporated pursuant to the laws of England and Wales in November 2020 as a private limited company named Achilles TX Limited, with nominal assets and liabilities, for the purposes of becoming the ultimate holding company for Achilles Therapeutics UK Limited (formerly Achilles Therapeutics Limited). Achilles Therapeutics UK Limited was incorporated in May 2016 under the laws of England and Wales. Achilles TX Limited and Achilles Therapeutics Holdings Limited (a wholly owned direct subsidiary of Achilles TX Limited formed in November 2020 for the purpose of becoming the direct holding company of Achilles Therapeutics UK Limited and Achilles Therapeutics US, Inc.) have not conducted any operations prior to the corporate reorganization other than activities incidental to their formation. In April 2021, following the completion of our U.S. initial public offering, our American Depositary Shares began trading on the Nasdaq, under the symbol “ACHL”. Our agent for service of process in the United States is Cogency Global Inc.

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

Our capital expenditures for the years ended December 31, 2023, 2022 and 2021 amounted to $1.1 million, $7.5 million and $7.6 million, respectively. Capital expenditures primarily consisted of purchases of property and equipment and leasehold improvements, which largely consisted of operating and lab equipment.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

B. Business Overview

We are a clinical stage immuno-oncology biopharmaceutical company developing precision T cell therapies to treat multiple types of solid tumors. We are focused on advancing cancer therapies through our pioneering work in the field of tumor evolution and our belief that clonal neoantigens represent the most specific class of cancer cell targets and address a long standing and fundamental issue in oncology drug development, how to target tumor cells and spare healthy tissue. Our platform enables us to identify mutations formed early in the development of a cancer that give rise to antigens that are expressed by all of a patient’s cancer cells but are absent from healthy tissue, something that has not been possible until now. We refer to this novel class of solid tumor targets as clonal neoantigens. To identify clonal neoantigens in a patient, we have developed a proprietary AI-powered bioinformatics platform called PELEUS, which is based on the patented ClonalX module. This platform employs advanced computational methods with AI and machine learning and is not limited to in-silico prediction but has been validated with real world patient tumor genetic data derived from our exclusive commercial license to data from the TRACERx study, which aims to analyze tumor samples from 814 non-small cell lung cancer, or NSCLC, patients. Once we have identified the clonal neoantigens, our proprietary manufacturing process, VELOS, uses the patient’s T cells and blood-derived dendritic cells to create a clonal neoantigen-reactive T cell, or cNeT, therapy that specifically targets multiple clonal neoantigens to eradicate the tumor or tumors. Furthermore, the clonal neoantigens identified by PELEUS can be targeted with a number of different therapeutic modalities beyond cNeT from our current VELOS process, including mRNA-based vaccines, TCR-T, and clonally activated T cells sourced from patients’ blood.

We are currently conducting two open-label Phase I/IIa trials to evaluate our cNeT product candidate, ATL001, in advanced NSCLC and metastatic or recurrent melanoma and expect to report additional patient data from these trials through 2024. We are also using our Material Acquisition Platform, or MAP, network, which consists of a network of participating hospitals, with the ability to collect patient tissue samples from a range of tumor types to further develop and enhance both our PELEUS AI-powered platform to identify clonal neoantigens in these tumor types as well our VELOS manufacturing process.

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

In the last decade, numerous clinical trials have validated the therapeutic potential of the immune system in the fight against cancer. Immunotherapy approaches include checkpoint inhibitors, or CPIs, which inhibit the downregulation of endogenous T cell activity, mRNA vaccines that target neoantigens and adoptive cell therapies, or ACTs, that expand a patient’s own tumor-targeting T cells in vitro followed by their transfer back into the patient. There are different types of ACTs, primarily differentiated by the approach used to target the T cells to the tumor, including chimeric antigen receptor therapy, or CAR-T, T cell receptor therapy, or TCR-T, and tumor-infiltrating lymphocytes, or TIL, therapy. These approaches are based on harnessing T cells to attack tumor antigens. Despite the clinical successes of CPI and ACT therapies, we believe their clinical benefit has generally been limited by an inability to specifically target the antigens that are uniformly expressed by solid tumors and not expressed on healthy tissue. This has resulted in a lack of durable response, off target activity and toxicity concerns.

Our VELOS process uses a TIL therapeutic approach, which is based on the observation that tumor reactive T cells are found in a patient’s tumor at higher frequencies than in other tissues. In standard TIL therapy, T cells are extracted from a patient’s tumor, activated and expanded to large numbers before being reinfused back into the patient. Despite the impressive results of standard TIL therapies, we believe their clinical benefit has been limited by their inability to specifically target clonal neoantigens. This lack of specificity is a result of the inability of standard TIL therapies to control selection of targeted antigens; instead, all T cells within the patient’s tumor sample are expanded and the resulting composition of the T cell therapy is not known or controlled. In addition, manufacturing processes for standard TIL therapies employ non-physiological T cell expansion methods, which we believe result in less functionally fit T cells in the final TIL product. We believe that this lack of control over T cell specificity and T cell fitness limits the potential of standard TIL therapies and provides an opportunity to develop a precision TIL therapy. In contrast, we have demonstrated the ability to detect, quantify, and track patient-specific clonal neoantigen-reactive T cells, or cNeT. The ability to reliably detect and quantify our active component is a key differentiator of our technology, which we believe is unique in the field and critical for the successful development of TIL-based therapies.

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

The foundation of our approach is the PELEUS AI-powered platform which is designed to identify each patient’s tumor-specific clonal neoantigens by comparing DNA sequencing information from healthy tissue and tumor. PELEUS combines data from the TRACERx study with sophisticated proprietary statistical models together with AI and machine learning to: (i) distinguish which mutations in a patient’s tumor are clonal or subclonal; (ii) determine how immunogenic each neoantigen is; and (iii) assess the extent of immune evasion mechanism in the tumor. TRACERx is a study which aims to analyze tumor samples from 814 NSCLC patients and has collected over 4,300 tumor region samples. We have exclusive commercial rights to the TRACERx database of multi-region samples from primary tumor and metastases and whole exome sequencing data for each individual patient for development of neoantigen-targeting cell therapies. The PELEUS AI-powered platform is continuously updated, trained, and improved with this reference data that gives us what we believe is a unique approach to enable identification of clonal neoantigens.

To create our cNeT product candidates, we first procure tumor tissue and blood samples from the patient. We then extract, sequence and analyze the tumor DNA using PELEUS to identify the patient’s unique clonal neoantigens. Using this information, we manufacture clonal neoantigen peptides, load them onto dendritic cells extracted from the patient’s blood, and co-culture them with TILs extracted from the patient’s tumor to activate and expand a subset of the T cells — we call this proprietary manufacturing process VELOS. This process creates a cNeT product candidate significantly enriched for T cells designed to recognize and specifically target multiple clonal neoantigens across all of the patient’s tumor cells. We are continuing to develop an automated, fully-closed system for cell manufacturing, which we believe will be scalable for commercial supply.

OUR PIPELINE

We believe our cNeT technology is uniquely positioned to overcome the challenges faced by existing immunotherapies for the treatment of solid tumors. We have worldwide rights to our cNeT programs and are currently conducting a Phase I/IIa, open-label, proof-of-concept trial in advanced NSCLC, referred to as CHIRON, and metastatic or recurrent melanoma, referred to as THETIS. We have prioritized the tumor types that we are seeking to address based on criteria we believe will maximize the potential of our programs to demonstrate a clinical benefit, including clonal neoantigen burden, TIL infiltration, tumor accessibility, as well as commercial factors such as high unmet medical need. Our Phase I/IIa trials are evaluating safety and tolerability of cNeT and assessing clinical efficacy based primarily on the change from baseline in tumor size, response rate and duration of response. An interim data update from 32 patients that received cNeT monotherapy (n=29) and cNeT PD-1 combination therapy (n=1) was presented in April 2024 and we expect to generate additional patient data across both clinical trials through 2024.

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

OUR TEAM

Our management team has a strong track record of delivery including expertise in cancer immunology, oncology drug development, cell therapy process development, manufacturing and supply chain management. We are led by Dr. Iraj Ali, our Chief Executive Officer. Dr. Ali was formerly a Managing Partner of Syncona, where he served as an Investment Director at Nightstar Therapeutics (acquired by Biogen) and Blue Earth Diagnostics (acquired by Bracco Imaging), and was previously an Associate-Principal at McKinsey & Co. Our Chief Scientific Officer and co-founder is Professor Sergio Quezada, who is a recognized leader in the field of immune regulation and cancer immunology and was a founder of TUSK Therapeutics, an immuno-oncology company acquired by Roche. Our Chief Medical Officer and co-founder is Professor Karl Peggs, who was formerly a Professor of Transplant Science and Cancer Immunotherapy at University College London. Professor Peggs has significant experience in the clinical translation of T cell therapies and is the Director of the Cellular Immunotherapy Unit at University College London Hospitals NHS Trust, or UCLH. Our Scientific Advisory Board also includes Dr. Scott Antonia, Dr. Ben Creelan, Dr. Alena Gros, Dr. Elizabeth Jaffee, Dr. Christopher Klebanoff, Dr. Markwin Velders and Dr. Cassian Yee.

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

Vaccine approaches: Vaccines are able to promote the activation and expansion of tumor reactive T cells in vivo, both in mouse models of cancer, as well as in cancer patients. In the last five years, the vaccine field has been revolutionized by progress in the field of messenger mRNA, as mRNA have proven efficacious vectors for vaccination in the context of viral infections and more recently encouraging clinical results from vaccines targeting neoantigens in early (adjuvant) stage melanoma. Whereas mRNA vaccines are considered simpler than cell therapy in terms of manufacturability, one potential limitation is the limited number of tumor targets that can be included in each vaccine and the need to prioritize the most potent antigens.

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
•
Standard TIL approaches: In standard TIL approaches, T cells are extracted from a patient’s tumor, activated, and expanded to large numbers before being reinfused into the patient. These therapies are limited due to the lack of understanding and control over the specificity of the T cells in the infused product, their fitness of the T cells and toxicity profile.

Background on Standard TIL Therapy

Standard TIL therapy has demonstrated some of the most impressive results in treating solid tumors to date, which culminated in the recent February 2024 FDA approval of the first TIL based therapy, AMTAGVITM, for use in metastatic melanoma. These therapies have been observed to induce significant response rates as well as including some complete responses, or CRs, in clinical trials for melanoma, cervical carcinoma and NSCLC. Despite the clinical benefits provided by standard TIL therapy, we believe the technology has been limited by several factors, including:

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
•
T cell fitness—Standard TIL expansion uses non-antigen specific methods to induce T cell proliferation with high doses of IL-2 throughout the end-to-end manufacturing process. These artificial methods for T cell expansion, coupled with chronic stimulation in the absence of dendritic cell-driven co-stimulation can lead to terminal differentiation and exhaustion of the T cell product. These exhausted or terminally differentiated T cells are considered less functionally fit to attack tumors due to their reduced capacity to proliferate and release cytokines in vivo after being dosed back into the patient.

OUR SOLUTION

Our strategy uses a trackable precision T cell-based therapy to target what we believe to be the most specific tumor antigens, clonal neoantigens, in solid tumors. We believe that tumor clonal neoantigens represent optimal tumor targets because they are recognized by the immune system as foreign antigens and are absent in normal, healthy tissue but present in all of a patient’s tumor cells.

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

To address the limitations of current immuno-oncology approaches, we developed cNeT. As outlined in the figure below, the first step of our process involves the procurement of tumor and blood samples from the patient. Once the tumor and blood are procured, we extract and sequence DNA. These sequencing data are fed into our PELEUS AI-powered platform to identify the patient’s unique clonal neoantigens. In parallel, we expand CD4+ and CD8+ T cells and generate dendritic cells from the tumor and blood, respectively. After PELEUS identifies the sequences of clonal neoantigens from the tumor genome, we manufacture clonal neoantigen peptides, load them onto dendritic cells and co-culture the dendritic cells with TILs to activate and expand a subset of the T cells. This process is designed to create a cNeT product candidate that is enriched with T cells designed to recognize and specifically target multiple clonal neoantigens in all of the patient’s tumor cells. Our goal for the VELOS end-to-end manufacturing process time is approximately eight to nine weeks for commercial supply.

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
•
Designed to be cost effectively manufactured at scale—The manufacturing process for cNeT has been designed, from its inception, to be compatible with industrialization and scalability while considering cost of goods. We are developing our manufacturing process to be automated in a closed end-to-end system, in order to decrease cost and maximize yield.
•
Measurable and quantifiable—With our platform we can quantify the cNeT component as a percentage of the total T cells (cNeT reactivity) and calculate the expected cNeT dose of each product. cNeT reactivity can be used as both a release criterion and potency measure. We believe that cNeT is the active component of TIL and will correlate with anti-tumor effect. Further phenotypic and functional characteristics of cNeT can be measured to develop potency assays.

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

Our platform, PELEUS is designed to identify each patient’s tumor-specific neoantigens by comparing DNA sequencing information from healthy tissue and tumor. PELEUS’ advanced computational and statistical models distinguish which of these neoantigens are clonal and subclonal and our proprietary AI modules increase the confidence of prediction by identifying mutational signatures associated with clonality. Furthermore, leveraging our extensive real-world data and experience of over 5,000 predicted neoantigens, PELEUS is able to rank the neoantigens by those most likely to elicit a potent immune response, features that are critical in the composition of each patient’s product. PELEUS is designed to prioritize antigens not impacted by immune evasion mechanisms (i.e., loss of HLA heterozygosity). In addition, PELEUS is able to identify the most immunogenic targets using our proprietary and validated neoRanker AI-technology, which can identify greater than 70 percent of all T cell reactivities in just 30 antigens.

We have exclusive commercial access to data, for use in fields including neoantigen cell therapies, from TRACERx, which is a UK national study, funded by Cancer Research UK, to collect NSCLC samples from patients at diagnosis and relapse. The program has been running for more than eight years and has enrolled 814 NSCLC patients to date and collected over 4,300 tumor region samples. TRACERx collects multi-region samples from primary tumor and metastases (where available) over multiple points in time, generating whole exome sequencing data for each sample to understand each patient’s tumor genomic evolution in detail. By searching for the overlap of coding mutations across multiple tumor regions across hundreds of patients, we have used TRACERx to identify the fundamental features that define clonal neoantigens. Our PELEUS algorithm is based on this reference data and is continuously updated, trained and improved as additional patients are recruited to the study. While TRACERx is focused on patients with lung cancer, we believe the principles of tumor evolution utilized by PELEUS are broadly applicable across multiple tumor types. We are using our MAP network to expand the tumor database of PELEUS with additional samples from other tumor types. We plan to further grow our network as we develop and advance our current and future cNeT programs in the future.

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

Our Manufacturing Solution

We have invested in our manufacturing process from the outset with the goal of producing our cNeT at a commercial scale, which we believe will allow us to address the challenges faced by traditional methods of cell therapy manufacture. Our approach is to design a closed, end-to-end manufacturing system with integrated automation. We believe this will enable lower operating costs by reducing the number of labor-intensive manual operator steps and eliminate the requirement for the higher-grade manufacturing environment needed for open processing. We believe that this approach is essential for industrial scale-up, as it drives a reduction in process variability between operators, minimizes failure rates, and improves reproducibility. Our approach has been to invest in developing new technology, both in-house and with partners, to deliver an automated and standardized platform that permits rapid scale-up while controlling commercial cost of goods. Our proprietary process benefits from the deep experience of our management team and founders in the field of ACT, combined with a core focus on GMP compliance and the use of closed systems.

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
2.
Isolation of TIL from tumor—Tumor samples are cleaned, dissected into small fragments, and placed into culture with cytokines. TILs are isolated from the fragments, harvested in a closed system automated device, and cryopreserved for later use.
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
7.
Co-culture of TIL and peptide-loaded dendritic cells—The thawed TIL intermediate is co-cultured with the dendritic cells that have been loaded with the patient’s clonal neoantigen peptides resulting in the selective expansion and enrichment of cNeT, that is followed by a polyclonal T cell boost step to further expand the final cNet dose, prior to final formulation and cryopreservation to enable flexibility for shipping to clinical sites as required for patient treatment.

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

We are currently conducting two open-label Phase I/IIa trials, CHIRON and THETIS, to evaluate our cNeT programs in advanced NSCLC and metastatic or recurrent melanoma, respectively. Our Phase I/IIa trials are evaluating safety and tolerability of cNeT and assessing clinical efficacy based primarily on the change from baseline in tumor size, response rate and duration of response. An interim data update from 32 patients that received cNeT monotherapy (n=29) and cNeT in combination with PD-1 (n=1) were presented in April 2024 and we expect to generate additional patient data across both clinical trials through 2024.

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

Our lead cNeT programs (product candidate ATL001) are currently in two ongoing Phase I/IIa clinical trials for the treatment of advanced NSCLC and metastatic or recurrent melanoma. Our Phase I/IIa clinical trials will evaluate safety and tolerability of these programs as a monotherapy with the option for investigation of cNeT in combination with a PD-1 inhibitor. In addition, the trials are evaluating the impact of intensity of host conditioning on cNeT engraftment, persistence and efficacy. The trials will also evaluate, among other measures, change from baseline in tumor size, response rate and duration of response. We expect to receive further patient data from both clinical trials through 2024.

Clinical Trial Designs for NSCLC and Melanoma

We are currently conducting two open-label, proof-of-concept clinical trials in advanced NSCLC and metastatic or recurrent melanoma:

•
CHIRON—a Phase I/IIa clinical trial to evaluate the safety, tolerability and clinical activity of cNeT in up to 40 patients with advanced NSCLC, ongoing at sites in the UK, US and Europe.
•
THETIS—a Phase I/IIa clinical trial to evaluate the safety, tolerability and clinical activity of cNeT in up to 40 patients with metastatic or recurrent melanoma. We are currently conducting this trial at sites in the UK and Europe.

Our trial protocol allows us the option to include an additional cohort for each of CHIRON and THETIS to evaluate cNeT in combination with a PD-1 inhibitor (pembrolizumab in CHIRON and nivolumab in THETIS) and to evaluate an enhanced lymphodepletion and IL-2 regimen (Cohort C). We dosed the first patient from the THETIS Cohort B in the fourth quarter of 2022 and the first patients in THETIS and CHIRON Cohort C in October 2023 and February 2024, respectively.

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
Disease control
Non-responder
Acquired resistance
BRAF pathway inhibitor
(patients with BRAFmt tumors only)
Lymphodepletion
cNeT infusion & IL-2

Our dosing regimen is based on experience across dosing of standard TIL, genetically modified T cell therapies and both anti-viral and anti-cancer therapies generated using dendritic cell co-culture systems. Compared to standard TIL therapy, we use lower doses of cyclophosphamide and IL-2, with more recent evaluation of escalating doses of lymphodepletion and IL-2 dosing in line with those employed with standard TIL. The ongoing Phase I/IIa clinical trials do not use a standard dose escalation design since, as a personalized cell therapy product, cNeT yields will vary from patient to patient. Instead, the maximum number of cNeT manufactured will be administered to each patient, within a current dose range of 5 x 107 to 1 x 1010 cNeT.

Patients in both trials receive non-myeloablative lymphodepletion, which was initially with a regimen of cyclophosphamide (300mg/ m2/day) and fludarabine (30mg/m2/day) for 3 days, after which they received their dose of cNeT, followed by ten daily subcutaneous injections of IL-2 (1M IU/m2/day). Subsequent trial amendments in CHIRON have increased lymphodepletion to evaluate cyclophosphamide 30-60mg/kg x 2 doses and fludarabine 25mg/m2 x 5 doses and to evaluate a higher dose of IL-2 (600,000IU/kg 8-12 hourly for up to 6 doses) in Cohort C, aligned to the dose in Cohort C of THETIS. Patients receive scans to assess tumor size every six weeks for the first six months, followed by scans every three months for the duration of the trial.

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

Clinical Data for NSCLC and Melanoma

In April 2024, we presented interim data from 32 patients in the CHIRON and THETIS clinical trials, consisting of 20 patients with NSCLC and 12 patients with melanoma. All had progressive disease at the time of lymphodepletion prior to cNeT infusion and each patient has completed their first scheduled scan six weeks post-cNeT infusion to assess tumor size. Ten patients received cNeT doses of >100 million in keeping with improvements implemented to our VELOS manufacturing process through 2022 and 2023. Within THETIS, 10 patients received low dose lymphodepletion and IL-2 with cNeT monotherapy, and 1 patient identical conditioning but with the addition of nivolumab post dosing. To date, 1 patient in THETIS has received the higher doses of IL-2. In CHIRON, 16 patients received low dose lymphodepletion and IL-2 with cNeT monotherapy, and 2 have received enhanced lymphodepletion and higher dose IL-2.

cNeT Tolerability

Overall, the safety and tolerability observations of cNeT compare favorably to standard tumor infiltrating lymphocytes, or TIL due to less IL-2 related toxicity in those receiving low dose IL-2. Lymphopenia and neutropenia were the most common adverse events, which are principally associated with the conditioning regimen, and no dose limiting high-grade toxicities associated with IL-2 were reported. The higher doses of IL-2 were associated with expected toxicities (fever, hypoxia, hypotension) with full resolution. There have been no suspected unexpected serious adverse reactions, or SUSARs reported since the previous update on the first 14 patients in 2022.

Overall, in the whole cohort treated to date with ATL001, there were three reportable events of cytokine release syndrome and two reportable events of immune effector cell-associated neurotoxicity syndrome, or ICANS, event deemed to be related/possibly related to cNeT treatment. A previously disclosed case of encephalopathy was subsequently deemed unlikely related to cNeT treatment following an Independent Data and Safety Monitoring Committee, or IDSMC, review.

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

In CHIRON, we observed a best overall response (OR) of partial response (PR, 56% tumor reduction maintained at week 36) in one patient, stable disease (SD) in 10 patients and progressive disease (PD) in 5 patients treated with low dose host conditioning and IL-2. Twelve patients received cNeT doses <100 million and 4 doses >100 million. cNeT detection was observed early following infusion, but persistence was limited in the majority of patients regardless of infused dose. The patient with a partial response had more durable detection of cNeT beyond 4 weeks. As a result, we increased doses of both lymphodepletion (Cohorts A and C) and IL-2 (Cohort C) for subsequent patients. Two patients were treated in Cohort C.

In THETIS, we observed a best OR of SD in 5 patients and PD in 7 patients. The patient treated in Cohort C (high dose IL-2) demonstrated evidence of improved cNeT persistence, though extensive prior treatment with checkpoint inhibitors had likely driven immune evasion associated with the loss of HLA to which the cNeT responses were restricted (i.e. the cNeT were unable to recognize the tumor).

We will continue to assess these features and any associations with clinical outcomes and in particular the impact of increased doses of lymphodepletion and Il-2 in subsequent patients that we treat through 2024 and will continue to optimize both PELEUS and VELOS to deliver product features that have been shown to deliver clinical activity.

Next Steps

Based on the interim data announced in April 2024, we plan to continue to recruit and treat patients in the CHIRON and THETIS clinical trials using the enhanced host conditioning strategy in order to improve engraftment and persistence of cNeT and expect to report further clinical and translational science data through 2024.

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

Material Acquisition Platform

Our MAP network is our proprietary network for collection of donor tumor tissue and blood from cancer patients. We created our MAP network as a strategic asset to secure continued access to patient tumor and blood samples which are procured from patients undergoing standard-of-care cancer surgery across multiple solid tumor indications. The samples accessed through our MAP network are used in the development of our VELOS process and the expansion of the PELEUS AI-powered platform. In addition, our MAP network provides access to patient samples from our lead indications with demonstrated capability to expand into multiple additional tumor types that can inform the basis of our future pipeline development. Our MAP network has also allowed us to improve our supply chain operations with respect to interventional studies, by identifying and building non-standard site pathways for patient access and transportation pathways from procurement centers to our manufacturing facilities and back to patients.

Our network of MAP sites also provides a platform for opportunity to procure and archive cancer samples from patients earlier in their treatment pathway, for example when surgery is undertaken for curative treatment in patients determined to be at high risk of future relapse. Archived tumor samples and TIL intermediates have the potential to be partially processed and then stored until the patient experiences disease progression, at which point cNeT manufacture could be completed and the final therapy supplied. This potentially provides an additional pathway to shorten the effective supply time of our cNeT, and would offer patients a more rapidly available, customized treatment option. Furthermore, by procuring tumor samples earlier in the patient treatment pathway and prior to exposure to multiple lines of therapy, we believe these samples have the potential to yield T cells of both higher fitness and quantity. The ability to collect tumor samples earlier in the treatment paradigm also allows us to explore the potential for cNeT in earlier lines of therapy in future.

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

In March 2020, we entered into a collaboration agreement with Cell Therapy Catapult Limited, or Catapult, pursuant to which we lease a manufacturing space from Catapult at the Cell and Gene Therapy Catapult Manufacturing Centre in Stevenage and pay Catapult to support GMP operations at the manufacturing facility. The term of this agreement was extended in February 2024. We received an MHRA GMP license for the facility to support clinical manufacturing in April 2022 and a Human Tissue Authority license for the import of cells and tissues in June 2022. We have subsequently brought on-line additional GMP quality control labs at Sycamore House in Stevenage, which achieved MHRA licensing in September 2023.

In March 2022, we entered into an agreement to reserve manufacturing capacity with a CMO in King of Prussia, PA, in the U.S. Phase 1 of technology transfer was completed during 2022 and as of December 31, 2023, the Company is reviewing the timing for implementation of Phase 2.

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

Advanced T cell therapies are under evaluation in solid tumors by multiple biotechnology and pharmaceutical companies, including Kite Pharma Inc. (a Gilead company), Iovance, Adaptimmune Therapeutics PLC, Autolus

Therapeutics PLC, Instil Bio, Inc., or Instil, Neogene Therapeutics (acquired by AstraZeneca), BioNTech SE, Turnstone Biologics Corp., Immatics N.V., Obsidian Therapeutics, Inc. and KSQ Therapeutics, Inc.

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

On February 16, 2024, the Food and Drug Administration granted accelerated approval to lifileucel (Amtagvi, Iovance Biotherapeutics, Inc.), a tumor-derived autologous T cell immunotherapy, for adult patients with unresectable or metastatic melanoma previously treated with a PD-1 blocking antibody, and if BRAF V600 positive, a BRAF inhibitor with or without a MEK inhibitor. The success of Amtagvi may limit the number of patients available for our clinical trials and our products, if approved, that are indicated for the treatment of melanoma.

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

With regard to ATL001, we own a family of pending patent applications and granted patents with claims directed to: (i) a method of treating cancer, including non-small cell lung cancer and melanoma; (ii) claims directed to a T cell composition comprising a TCR-T that binds a clonal neoantigen; and (iii) claims directed to a vaccine comprising clonal neoantigen peptides or proteins, or mRNA or DNA encoding a clonal neoantigen. This patent family includes two pending U.S. patent applications, one granted EP patent, one granted patent in each of Australia, Chile, China, Hong Kong, Israel, Japan, Malaysia, New Zealand, Singapore and South Africa, and other foreign patent applications pending in various jurisdictions, including Canada, and South Korea. Patent applications in this family, if issued, are expected to expire in 2036 without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

With regards to ATL001, we own a family of pending patent applications with claims directed to treatment regimens for using T cell therapy in combination with a low dose of IL-2 in the treatment of cancer. This patent family includes a pending U.S. patent application and foreign patent applications pending in China, Europe and Japan. Patent applications in this family, if issued, are expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

With regards to ATL001, we own a granted U.S. patent with claims directed to the treatment of patients with an immunotherapy targeting clonal neoantigens that have been identified using the ClonalX bioinformatics tool, which is expected to expire in 2042, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. This patent family includes a pending U.S. patent application and pending foreign patent applications in various jurisdictions, namely Australia, Canada, China, Europe, Hong Kong, Israel, Japan, South Korea and Singapore, with claims directed to a method of determining whether a tumor-specific mutation is likely to be clonal in a subject. Patent applications in this family, if issued, are expected to expire in 2042, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We in-license from CRT a granted U.S. patent with claims directed to a method for determining the loss of an HLA allele in a tumor, and methods of treating cancer by targeting neoantigens that are predicted to be presented by an HLA molecule that has not been lost from the tumor. This tool is referred to as the “LOHHLA” bioinformatics tool, which enables prediction of neoantigens that are presented by an HLA molecule that has not been lost by the tumor, and hence are still available for targeting by immunotherapy. This patent family includes a granted Japanese patent and foreign patent applications pending in various jurisdictions, namely Australia, Canada, China and Europe. Patent applications in this family, if issued, are expected to expire in 2038 without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We own a family of pending patent applications with claims directed to a method for obtaining tumor nucleic acid for sequencing from medium containing tumor cells shed from a solid tumor sample, which family includes a pending U.S. patent application and foreign patent applications pending in Australia, Canada, China, Europe, Hong Kong, Japan, South Korea and Singapore. Patent applications in this family, if issued, are expected to expire in 2040 without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We own a family of pending patent applications with claims directed to a tumor sample collection and disaggregation device, which family includes a pending U.S. patent application and foreign patent applications pending in Australia, Canada, China, Europe, Hong Kong, Israel, Japan, South Korea and Singapore. Patent applications in this family, if issued, are expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We own a pending U.S. patent application and a pending European patent application with claims directed to a batch release assay for a pharmaceutical product comprising T cells. If a patent were to issue from the U.S. application or the European patent application, such a patent would be expected to expire in 2042, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We own a family of pending patent applications with claims directed to a method of producing a population of T cells which comprises antigen-specific T cells., which family includes a pending U.S. patent application and foreign patent applications pending in Australia, Canada, China, Europe, Hong Kong, Israel, Japan, South Korea and Singapore. Patent applications in this family are expected to expire in 2042, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We own a pending international patent application filed at the European Patent Office, or EPO, with claims directed to a method of predicting peptide manufacturability. If a patent were to issue from a national/regional patent application derived from this international patent application, such a patent would be expected to expire in 2043, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We own a pending international patent application filed at the EPO with claims directed to a method of determining whether a tumor-specific mutation is likely to be clonal in a subject, the method comprising combining evidence from sequence data obtained from the subject and an indication of whether the mutation is associated with one or more predetermined mutational signatures. If a patent were to issue from a national/regional patent application derived from this international patent application, such a patent would be expected to expire in 2043, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We own a pending international patent application filed at the EPO with claims directed to a method for analyzing the expected tumor reactivity of the T cell population within a sample of T cells, which can be used to characterize suitability of T cell products for use in T cell therapy, or to determine suitability of tumor samples for derivation of reactive TIL products or suitability for treatment with immune therapies. If a patent were to issue from a national/regional patent application derived from this international patent application, such a patent would be expected to expire in 2043, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We own a pending international patent application filed at the EPO with claims directed to a tool for calculating the likelihood of a mutated allele being expressed based on tumor RNA data, which is referred to as the “Achilles Likelihood of Expression of an Allele (ALExA)” tool. This tool can be used to prioritize neoantigens for inclusion in the product that are expressed in the patient's tumor. If a patent were to issue from a national/regional patent application derived from this international patent application, such a patent would be expected to expire in 2043, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

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

With respect to oncology products, the FDA may review applications under Real-Time Oncology Review, or RTOR, program established by the FDA’s Oncology Center of Excellence. RTOR, which allows an applicant to pre-submit components of the application to allow the FDA to review clinical data before the complete filing is submitted, aims to explore a more efficient review process to ensure that safe and effective treatments are available to patients as early as possible, while maintaining and improving review quality. Products considered for review under RTOR must, among other things, be likely to demonstrate substantial improvements on a clinically relevant endpoint(s) over available therapy, and must have easily interpreted endpoints. In addition, no aspect of the application should be likely to require a longer review time, such as, for example, a requirement for a REMS. To determine eligibility for RTOR, the FDA requires top-line efficacy and safety results from an applicant’s pivotal clinical trial(s), as well as completion of database lock for the clinical trial(s). The FDA will generally make a decision regarding acceptance into RTOR within twenty (20) business days of receipt of the request from the applicant. If an applicant is not accepted into RTOR, the applicant will follow routine application submission procedures.

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

Fast track designation, breakthrough therapy designation, RMAT designation, priority review, TROR, and accelerated approval do not change the standards for approval but may expedite the development or approval process. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

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

A biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods for all formulations, dosage forms, and indications of the biological product. . This six-month exclusivity, which runs from the end of other exclusivity protection, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study, provided that at the time pediatric exclusivity is granted there is not less than nine months of term remaining. The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, implementation and the ultimate impact of the BPCIA is subject to significant uncertainty.

U.S. Regulation of Companion Diagnostics

If the safe and effective use of a therapeutic depends on an in vitro diagnostic, then the FDA generally will require approval or clearance of that diagnostic, known as a companion diagnostic, at the same time that the FDA approves the therapeutic product. In August 2014, the FDA issued final guidance clarifying the requirements that will apply to approval of therapeutic products and in vitro companion diagnostics. According to the guidance, for novel candidates, a companion diagnostic device and its corresponding therapeutic should be approved or cleared contemporaneously by the FDA for the use indicated in the therapeutic product’s labeling. Once cleared or approved, the companion diagnostic must adhere to post-marketing requirements including the requirements of FDA’s quality system regulation, medical device reporting, recalls and corrections along with product marketing requirements and limitations. Companion diagnostic manufacturers are subject to unannounced FDA inspections at any time during which the FDA will conduct an audit of the product(s) and the company’s facilities for compliance with its authorities. To date, the FDA has required premarket approval for nearly all companion diagnostics for cancer therapies. In January 2024, FDA announced its intention to initiate the reclassification process for most in vitro diagnostics, including companion diagnostics. Further, the FDA indicated that in addition to the reclassification process, the FDA will continue taking a risk-based approach in the initial classification of individual in vitro diagnostics to determine whether a new test may be classified into class II through the de novo classification process. In so doing, the FDA indicated that it may regulate most future companion diagnostics as class II devices.

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

The requirements and process governing the conduct of clinical trials, product approval, and pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

EU Clinical Trials Regulation

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries.

In the EU, the Clinical Trials Regulation (EU) No 536/2014, which replaced the former Clinical Trials Directive 2001/20/EC, has been in effect since January 31, 2022. It overhauled the previous system of approvals for clinical trials in the EU. Specifically, the Regulation, which is directly applicable in all Member States (meaning that no national implementing legislation in each EU Member State is required), aims at simplifying and streamlining the approval of clinical trials in the EU. The main characteristics of the Regulation include: a streamlined application procedure via a single-entry point through the Clinical Trials Information System, or CTIS; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts (Part I contains scientific and medicinal product documentation and Part II contains the national and patient-level documentation). Part I is assessed by a coordinated review by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Concerned Member States) of a draft report prepared by a Reference Member State. Part II is assessed separately by each Concerned Member State. Strict deadlines have also been established for the assessment of clinical trial applications.

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

To obtain regulatory approval of an ATMP under the EU regulatory system, we must submit a marketing authorization application, or MAA, under the centralized procedure administered by the EMA. The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid across all of the EEA (which is made up of all the EU Member States, as well as Iceland, Norway and Liechtenstein). As provided for in the ATMP Regulation, the scientific evaluation of MAAs for ATMPs is primarily performed by a specialized scientific committee called the Committee for Advanced Therapies, or CAT. The CAT prepares a draft opinion on the quality, safety and efficacy of the ATMP which is the subject of the MAA, which is sent for final approval to the Committee for Medicinal Products for Human Use, or CHMP. The CHMP recommendation is then sent to the European Commission, which adopts a decision binding in all EEA Member States. The maximum timeframe for the evaluation of an MAA for an ATMP is 210 days from receipt of a valid MAA, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CAT and/or CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, the EMA provides the opinion together with supporting documentation to the European Commission, who makes the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA’s recommendation. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the point of view of therapeutic innovation. If the CHMP accepts such a request, the timeframe of 210 days for assessment will be reduced to 150 days (excluding clock stops), but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

The application used to submit the BLA in the United States is similar to that required in the EU, with the exception of, among other things, certain specific requirements set out in the ATMP Regulation, for example certain particulars to be contained in the summary of product characteristics.

In the EU, if human tissues and cells are used as starting materials in an ATMP, the donation, procurement and testing of the cells are covered by the Tissues and Cells Directive (2004/23/EC), or Human Tissue Directive. The competent authority in the UK under the Human Tissue Act 2004 is the Human Tissue Authority, or HTA, which is responsible for licensing certain activities in the UK related to the donation, procurement and testing of cells used for the manufacture of ATMPs under the Human Tissue (Quality and Safety for Human Application) Regulations 2007. The processing, storage and distribution of the ATMP itself is governed by the medicines regulations and marketing authorization process set out above, however a separate license from the HTA may be needed for the initial procurement, processing, testing and storage (if for more than 48 hours) of the human cells which are to be subsequently used in the ATMP manufacture. Any organization involved in these activities in the UK will require an HTA license.

Data and Marketing Exclusivity in the EU

The EU also provides opportunities for market exclusivity. Upon receiving marketing authorization in the EU, innovative medicinal products generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents generic or biosimilar applicants from referencing the innovator’s pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU, during a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on an MAA with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Orphan Designation and Exclusivity in the EU

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

The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as orphan if it meets the following criteria: (i) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; and (ii) either the prevalence of such condition must not be more than five (5) in ten thousand (10,000) persons in the EU when the application is made; or without the benefits derived from orphan status, it must be unlikely that the marketing of the medicine would generate sufficient return in the EU to justify the investment needed for its development; and (iii) there exists no satisfactory method of diagnosis, prevention or treatment of such condition, or if such a method exists, the product will be of significant benefit to those affected by the condition, as defined in Regulation (EC) 847/2000. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers made available by the EU and its Member States to support research into, and the development and availability of, orphan products. The application for orphan designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the MAA if the orphan designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

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
•
the marketing authorization holder for the authorized orphan product consents to the second medicinal product authorization; or
•
the marketing authorization holder for the authorized orphan product cannot supply enough orphan medicinal product.

Pediatric Development in the EU

In the EU, companies developing a new medicinal product must agree upon a Pediatric Investigation Plan, or PIP, with the EMA’s Pediatric Committee, or PDCO, and must conduct pediatric clinical trials in accordance with that PIP, unless the EMA has granted a product-specific waiver, a class waiver applies, (e.g., because the relevant disease or condition occurs only in adults), or a deferral for one or more of the measures included in the PIP. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the product for which a marketing authorization is being sought. The MAA for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted by the PDCO of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization with the results of pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate, or SPC, (provided an application for such extension is made at the same time as filing the SPC application for the product, or at any point up to 2 years before the SPC expires) even where the trial results are negative. In the case of orphan medicinal products, a two year extension of the orphan market exclusivity may be available. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

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
•
All advertising and promotional activities for the product must be consistent with the approved SmPC and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the UK and EU. In the EU, although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each EU Member State and can differ from one country to another.

EU Medical Devices Regulation

Some of our devices used to collect blood and tissue used in the manufacture of our medicinal products may be considered a class IIa medical device under the EU Medical Devices Regulations 2017/745, or EU MDR. The EU MDR became fully applicable in all EU Member States from May 26, 2021 (therefore not including the UK). All medical devices require a CE mark to be placed on the market in the EU. In order to obtain a CE mark, a notified body must conduct a conformity assessment of the device to confirm whether it complies with the general safety and performance requirements in the EU MDR. Such requirements will differ depending on the class of the device. The conformity assessment usually involves an audit of the manufacturer’s quality system and a review of the technical documentation from the manufacturer on the safety and performance of the device. If the notified body considers that the device is in conformity with the EU MDR, it will issue a conformity assessment certificate and the manufacturer of the device can place a CE mark on the device, allowing it to be marketed in any EU Member State. The EU MDR introduced more stringent requirements than the previous EU Medical Devices Directive 93/42/EEC, EU MDD. In accordance with the transitional provisions in the EU MDR, class IIa medical devices placed on the EU market prior to May 26, 2021 in accordance with the EU MDD may continue to be supplied until December 31, 2028, subject to certain conditions (including requirements for market surveillance, quality management systems, and engagement with notified bodies). After such date, class IIa medical devices must be certified under the EU MDR in order to be marketed in the EU. However, the “sell-off” date has been removed from the EU MDR (i.e. the date after which devices already on the market but not yet with the final user).

As stated above, our product candidates may require use of an in vitro diagnostic to identify appropriate patient populations. As in the U.S., these diagnostics, referred to as companion diagnostics, are regulated as medical devices in the EU and will be governed by the In-Vitro Diagnostic Devices Regulation (EU) 2017/746, or EU IVDR. The EU IVDR became fully applicable in all EU Member States on May 26, 2022 (therefore not including the UK). The EU IVDR introduced more stringent requirements than the current EU In Vitro Diagnostics Directive 98/79/EC, EU IVDD. In accordance with the transitional provisions in the EU IVDR, devices placed on the EU market prior to May 26, 2022 in accordance with the EU IVDD may continue to be supplied until a certain date (ranging from May 2025 to May 2027) which will depend on the risk class of the device, provided that manufacturers comply with the EU

IVDR requirements relating to post-market surveillance, market surveillance, vigilance and registration of economic operators and devices. After such date, all devices must be certified under the EU IVDR in order to be marketed in the EU. However, the “sell-off” date has been removed from the EU IVDR (i.e. the date after which devices already on the market but not yet with the final user. In January 2024, the European Commission published a proposal for a further extension to the transitional periods until December 2027 to December 2029, depending on the risk class of the device and subject to certain requirements (e.g., for devices requiring notified body assessment, the manufacturer must submit an application to a notified body to transfer the device to the IVDR by a certain date (ranging from May 2025 to May 2027), depending on the risk class of the device). The proposal will now be put forward to the European Parliament and European Council for adoption.

Before a notified body can issue a CE certificate for a companion diagnostic, it must seek a scientific opinion from the EMA on the suitability of the companion diagnostic to the medicinal product concerned if the medicinal product falls exclusively within the scope of the centralized marketing authorization procedure.

The aforementioned EU rules are generally applicable in the EEA.

Reform of the Regulatory Framework in the EU

The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children). The European Commission has provided the legislative proposals to the European Parliament and the European Council for their review and approval. In October 2023, the European Parliament published draft reports proposing amendments to the legislative proposals, which will be debated by the European Parliament. Once the European Commission’s legislative proposals are approved (with or without amendment), they will be adopted into EU law.

Brexit and the Regulatory Framework in the UK

The UK left the EU on January 31, 2020 and the EU and the UK have since concluded a trade and cooperation agreement, or TCA, which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not provide for wholesale mutual EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the EU regulatory framework currently continues to apply in Northern Ireland). The regulatory regime in Great Britain therefore largely aligns with current EU medicines regulations, however it is possible that these regimes will diverge in future now that Great Britain’s regulatory system is independent from the EU and the TCA does not provide for mutual recognition of UK and EU pharmaceutical legislation. For example, the Clinical Trials Regulation which became effective in the EU on January 31, 2022 has not been implemented into UK law, and a separate application will need to be submitted for a clinical trial authorization in the UK. However, notwithstanding that there is no wholesale recognition of EU pharmaceutical legislation under the TCA, under a new international recognition framework mentioned below which was put in place by the MHRA on January 1, 2024, the MHRA may take into account decisions on the approval of marketing authorizations from the EMA (and certain other regulators) when considering an application for a Great Britain marketing authorization.

On February 27, 2023, the UK government and the European Commission announced a political agreement in principle to replace the Northern Ireland Protocol with a new set of arrangements, known as the “Windsor Framework”. This new framework fundamentally changes the existing system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the UK. In particular, the MHRA will be responsible for approving all medicinal products destined for the UK market (i.e., Great Britain and Northern Ireland), and the EMA will no longer have any role in approving medicinal products destined for Northern Ireland. A single UK-wide marketing authorization will be granted by the MHRA for all medicinal products to be sold in the UK, enabling products to be sold in a single pack and under a single authorization throughout the UK. The Windsor Framework was approved by the EU-UK Joint Committee on March 24, 2023, so the UK government and the EU will enact legislative measures to bring it into law.On June 9, 2 023, the MHRA announced that the medicines aspects of the Windsor Framework will apply from January 1, 2025.

The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, an accelerated assessment procedure and new routes of evaluation for novel products and biotechnological products. The MHRA put in place a new international recognition framework on January 1, 2024, under which the MHRA may have regard to decisions on the approval of marketing authorizations made by the EMA and certain other regulators when determining an application for a new Great Britain marketing authorization. There is now no pre- marketing authorization orphan designation in Great Britain. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding MAA. The criteria are essentially the same, but have been tailored for the Great Britain market, i.e., the prevalence of the condition in Great Britain (rather than the EU) must not be more than five in 10,000. Should an orphan designation be granted, the period of market exclusivity will be set from the date of first approval of the product in Great Britain.

As the EU MDR and EU IVDR became fully applicable after January 1, 2021, they do not apply in Great Britain. Instead, the Medical Devices Regulations 2002, or UK MDR, applies. As updated to apply since Brexit, the UK MDR has introduced several changes including (but not limited to) replacing the CE mark with a UKCA mark, requiring manufacturers outside of the UK to appoint a “UK Responsible Person” if they place devices on the Great Britain market and more wide-ranging device registration requirements. However, on June, 30 2023, the UK government introduced legislation, confirming that, subject to certain conditions, general medical devices compliant with the EU MDD with a valid declaration and CE mark can be placed on the Great Britain market up until the sooner of the expiry of the CE certificate or June 30, 2028. It was also confirmed that, subject to certain conditions, in vitro diagnostic medical devices compliant with the EU IVDD with a valid declaration and CE mark can be placed on the Great Britain market up until the sooner of the expiry of the CE certificate or June 30, 2030.

Following a public consultation on proposed changes to the UK’s medical device regulations, the response to which was published on June 26, 2022, the MHRA confirmed that it would bring about changes to the current regulations applicable in Great Britain. It is anticipated that the core aspects of the future regime will now apply from July 1, 2025.

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

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. The U.S. Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. Subsequent legislation extended the 2% reduction which remains in effect through 2031. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers will be further reduced starting in 2025 absent further legislation. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. President Biden has issued multiple executive orders that have sought to reduce prescription drug costs. In February 2023, HHS also issued a proposal in response to an October 2022 executive order from President Biden that includes a proposed prescription drug pricing model that will test whether targeted Medicare payment adjustments will sufficiently incentivize manufacturers to complete confirmatory trials for drugs approved through FDA’s accelerated approval pathway. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

The Inflation Reduction Act of 2022, or IRA includes several provisions that may impact our business to varying degrees, including provisions that reduce the out-of-pocket cap for Medicare Part D beneficiaries to $2,000 starting in 2025; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation, and delay the rebate rule that would limit the fees that managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one orphan designation and for which the only approved indication is for that disease or condition. If a product receives multiple orphan designations or has multiple approved indications, it may not qualify for the orphan drug exemption. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the IRA’s Medicare drug price negotiation program. The effects of the IRA on our business and the healthcare industry in general is not yet known.

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

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement levels for products can differ significantly from payor to payor. As a result, decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a payor-by-payor basis. Obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. One payor’s determination to provide coverage for a drug or biological product does not assure that other payors will also provide coverage for the same product. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. It is difficult to predict what the Centers for Medicare & Medicaid Services, or CMS, the federal agency responsible for administering the Medicare program, will decide with respect to reimbursement for fundamentally novel products such as ours. Factors payors consider in determining reimbursement are based on whether the product is:

•
a covered benefit under its health plan;
•
safe, effective and medically necessary;
•
appropriate for the specific patient;
•
cost-effective; and
•
neither experimental nor investigational.

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

Foreign governments also have their own healthcare reimbursement systems, which vary significantly by country and region, and we cannot be sure that coverage and adequate reimbursement will be made available with respect to our product candidates under any foreign reimbursement system. To that end, reimbursement agencies in the UK and EU may be more conservative than CMS. For example, a number of cancer drugs have been approved for reimbursement in the United States and have not been approved for reimbursement in the UK and/or certain European countries.

C. Organizational Structure.

As of December 31, 2023, we had three subsidiaries. The following table sets out for our principal subsidiaries, country of incorporation and percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

D. Property, Plant and Equipment.

Our corporate headquarters are located in Hammersmith Road, London in the UK, where we currently lease a facility containing our research and development, laboratory and office space, which consists of approximately 25,000 square feet. Our lease expires in 2030 with a break clause in 2025.

We lease a facility in Philadelphia, United States containing research and development, laboratory and office space, which consists of approximately 7,000 square feet. Our lease expires in 2025.

We have other leases that are primarily used for office and laboratory space. See Note 9, “Leases,” to our financial statements appearing at the end of this Annual Report, for further discussion.

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

We maintain our books and records in pounds sterling, our results are subsequently converted to U.S. dollars and we prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB. All references in this Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Unless otherwise indicated, certain U.S. dollar amounts contained in this Report have been translated into pounds sterling at the rate of £1.00 to $1.27313 on December 31, 2023. These translations should not be considered representations that any such amounts have been, could have been or could be converted into pounds sterling at that or any other exchange rate as of that or any other date.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

A. Operating Results.

Overview

We are a clinical immuno-oncology biopharmaceutical stage company developing AI-powered precision T cell therapies to treat multiple types of solid tumors. We are focused on advancing cancer therapies through our pioneering work in the field of tumor evolution and our belief that clonal neoantigens represent the most specific class of cancer cell targets. Our platform enables us to identify mutations formed early in the development of a cancer that give rise to antigens that are expressed by all of a patient’s cancer cells but are absent from healthy tissue. We refer to this novel class of solid tumor targets as clonal neoantigens. To identify clonal neoantigens in a patient, we have developed a proprietary AI-powered platform called PELEUS. This platform employs advanced computational methods with AI and machine learning and is validated on real world patient tumor genetic data derived from our exclusive license to data from the TRACERx study, which aims to analyze tumor samples from 814 non-small cell lung cancer, or NSCLC, patients. Once we have identified the clonal neoantigens, our proprietary manufacturing process, VELOS, uses the patient’s T cells and blood-derived dendritic cells to create a clonal neoantigen-reactive T cell therapy, or cNeT, that specifically targets multiple clonal neoantigens to eradicate the tumor.

Since our inception in 2016, we have devoted substantially all of our resources to conducting research activities and clinical trials, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. We have initially focused on two solid tumor types: advanced NSCLC and metastatic or recurrent melanoma as well as expanding into a range of additional indications. We do not have any products approved for sale and have not generated any revenue from product sales. We have principally raised capital through the issuance and sale of our convertible preferred shares to outside investors and sales of ADSs through our IPO. Through December 31, 2023, we had received net cash proceeds of $230.9 million from investors in our preferred shares financings and $160.6 million from sales of ADS through our IPO.

We have incurred significant operating losses since inception. We incurred total net losses of $69.7 million, $71.2 million and $61.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, we had an accumulated deficit of $260.0 million. These losses have resulted primarily from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. We expect that our expenditure will increase substantially in connection with our ongoing activities, particularly as we:

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
•
maintain, and in future expand our MAP network to increase our network of clinical sites;
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

As of December 31, 2023, we had cash and cash equivalents of $131.5 million. We believe our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements through 2025. See “—Liquidity and Capital Resources—Funding Requirements” below.

Impacts of Global Political and Economic Events on Our Business

Geopolitical events and disruptions of global financial markets, including as a result of the COVID-19 pandemic, the ongoing military conflict between Russia and Ukraine and the related sanctions imposed against Russia, the unrest in the Middle East resulting from the Israel-Hamas war and other global macroeconomic factors such as inflation, increases in commodity prices, energy and fuel prices, credit and capital markets instability and supply chain interruptions could reduce our ability to access capital, which could, in the future, negatively affect our business and the value of our common shares. We believe our financial results for the years ended December 31, 2023, 2022 and 2021 were not significantly impacted by these conditions.

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

Under the CRT Agreement, we hold an option to exploit products in the therapeutic vaccine field (the “Vaccine Option”). In March 2021, we extended the Vaccine Option from May 2021 to May 2023 with a payment of less than £0.1 million or $0.1 million. We exercised the Vaccine Option on May 4, 2023.

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

Unless terminated earlier, the term of the agreement continues until the later of the expiration of the royalty term in each country and such time as no further milestone payments are due, and upon such termination, the licenses granted shall become fully-paid, royalty-free, irrevocable, and perpetual. We have the right to terminate the license agreement for convenience in its entirety upon 90 days’ notice. Each party may terminate the agreement if the other party is in material breach subject to a 90 day remedy period. We have the right to acquire ownership of the TRACERx patents upon either: (i) the occurrence of a royalty product for use in the therapeutic field; (ii) CRT shareholders cease to hold any ordinary shares in the Company; (iii) we undergo an initial public offering; or (iv) we are acquired by a third party for more than £25.0 million. Upon our IPO, we gave notice to CRT to exercise the option to acquire the TRACERx patents with no consideration in accordance with the terms of the CRT Agreement. The acquisition was finalized in accordance with an assignment and licence agreement, or Assignment Agreement, with effective date November 29, 2023. Under the terms of the Assignment Agreement the relevant TRACERx patents were assigned to us and we license back certain rights to CRT in relation to those assigned patents.

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

UK R&D tax credits are recorded as an offset to R&D expense. See “Income Tax Expenses.”

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

Other Income/Expense

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

Income Taxes

We are subject to corporate taxation in the United States and corporation tax in the UK. Due to the nature of our business, we have generated losses since inception and have therefore not paid UK corporation tax. As a company that carries out extensive R&D activities, we seek to benefit from one of two UK R&D tax credit cash rebate regimes: the SME, Program or the RDEC Program. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive income.

Based on criteria established by HMRC, a portion of expenditures being carried in relation to our pipeline R&D, clinical trials management and manufacturing development activities were eligible for the SME Program for the years ended December 31, 2021, 2022 and 2023. We claimed R&D tax credits in 2020, 2021 and 2022 which were paid in 2021, 2022 and 2023, respectively. We have claimed R&D tax credits for 2023, which we expect will be paid to us in 2024 from HMRC. As a company that carries out extensive R&D activities, the Company benefits from the UK research and development tax credit regime under the scheme for small or medium-sized enterprises (“SME”). Under the current SME regime, the Company can surrender some of its trading losses that arise from qualifying R&D activities for a cash rebate of 33.35% of qualifying R&D expenditure incurred prior to April 1, 2023 (after taking into account the enhanced rate of deduction) and decreasing to 18.6% of qualifying R&D expenditure after April 1, 2023 (after taking into account the enhanced rate of deduction). Additionally, the UK Government has enacted further changes to the SME regime in February 2024, which include the introduction of a new rate for R&D intensive companies of 26.97% (which the Company is expected to qualify for) and comes into effect for qualifying R&D expenditures incurred after April 1, 2023.

Unsurrendered UK losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of UK taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the UK of $121.7 million as of December 31, 2023. We have recorded an insignificant amount of income tax provisions for the year ended December 31, 2023, which relate to income tax obligations of our operating company in the U.S., which generates a profit for tax purposes.

Benefit from R&D, tax credits is received in the UK and recorded as an offset to R&D expenses. The UK R&D tax credit, as described above, is fully refundable to us and is not dependent on current or future taxable income. As a result, we have recorded the entire benefit from the UK R&D tax credit as a benefit which is included in our net loss before income tax and accordingly, not reflected as part of the income tax provision. If, in the future, any UK R&D tax credits generated are needed to offset a corporation tax liability in the UK, that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded as an offset to R&D expenses.

In the event we generate revenues in the future, we may benefit from the UK “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%.

UK Value Added Tax, or VAT, is broadly charged on all taxable supplies of goods and services by VAT-registered businesses established or operating in the UK. Under current rates as determined for VAT purposes, the VAT on goods or services supplied is added to all relevant sales invoices and is payable to HMRC. Similarly, VAT paid on purchase invoices is generally reclaimable from HMRC (whether by repayment or credit).

Consolidated Results of Operations

Comparison of the Years Ended December 31, 2023 and 2022

The following table summarizes our consolidated results of operations for the years ended December 31, 2023 and 2022 (in thousands):

	Year ended December 31,
	2023	2022	Change
Operating expenses:
Research and development	$58,246	$57,263	$983
General and administrative	17,009	21,120	(4,111)
Total operating expenses	75,255	78,383	(3,128)
Loss from operations	(75,255)	(78,383)	3,128
Other income (expense), net:			—
Other income (expense)	6,081	7,318	(1,237)
Total other income (expense), net	6,081	7,318	(1,237)
Loss before provision for income taxes	(69,174)	(71,065)	1,891
Provision for income taxes	(491)	(111)	(380)
Net loss	$(69,665)	$(71,176)	$1,511

Research and Development Expenses

The table below summarizes our research and development expenses incurred by program for the year ended December 31, 2023 and 2022 (in thousands):

	Year ended December 31,
	2023	2022	Change
Direct research and development expense by program:
NSCLC	$14,394	$9,659	$4,735
Melanoma	11,475	8,298	3,177
Other pre-clinical and technology development cost	3,187	6,280	(3,093)
Unallocated research and development expense:
Personnel expenses	17,766	17,273	493
Other expenses	11,424	15,753	(4,329)
Total research and development expenses	$58,246	$57,263	$983

Research and development expenses were net of research and development tax credit reimbursement of $9.4 million and $15.6 million for the year ended December 31, 2023 and 2022, respectively. The net increase in research and development expenses was $1.0 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 and was primarily due to an increase of $4.7 million in our NSCLC program specifically in relation to our ongoing Phase I/II CHIRON clinical trial and an increase of $3.2 million in our metastatic or recurrent melanoma program specifically in relation to our ongoing Phase I/II THETIS clinical trial. Our unallocated research and development expense decreased by $3.8 million for the year ended December 31, 2023, primarily as a result of an impairment loss of $6.7 million recorded in 2022 in assets under construction related to costs associated with the detailed design of a flexible GMP modular facility in West London. Following a review of manufacturing plans, the Company had mothballed the construction of the facility and project and subsequently terminated the lease in October 2023 (See Note 9, “Leases,” for further details). Other pre-clinical and technology development costs decreased by $3.1 million on lower IND enabling activities.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the year ended December 31, 2023 and 2022 (in thousands):

	Year ended December 31,
	2023	2022	Change
Personnel expenses	$9,536	$11,275	$(1,739)
Professional services fees	2,421	2,513	(92)
Facilities and other expense	5,052	7,332	(2,280)
	$17,009	$21,120	$(4,111)

General and administrative expenses were $17.0 million for the year ended December 31, 2023, compared to $21.1 million for the year ended December 31, 2022. The decrease of $4.1 million consisted of a decrease in facilities and other expense of $2.3 million primarily from savings in connection with the termination of the West London lease in October 2023 and a higher utilization of our facilities for R&D purposes. Lower personnel expenses of $1.7 million were attributable to a decrease in headcount.

Total Other Income (Expense), Net

Other income (expense), net was income of $6.1 million for the year ended December 31, 2023, compared to income of $7.3 million for the year ended December 31, 2022. The decrease in other income of $1.2 million was primarily due to a decrease in foreign exchange gains of $4.9 million, partially offset by an increase in interest income of $3.7 million.

Provision for Income Taxes

The provision for income taxes was $0.5 million for the year ended December 31, 2023 and $0.1 million for the year ended December 31, 2022, which is related to income tax obligations of our operating company in the U.S., which generates a profit for tax purposes.

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

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2022 and 2021 (in thousands):

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

B. Liquidity and Capital Resources

Since our inception, we have not generated any revenue from product sales or any other sources and have incurred significant net losses in each period and on an aggregate basis. We have not yet commercialized any product candidates and we do not expect to generate revenue from sales of any product candidates for several years, if at all. We have funded our operations to date primarily with proceeds from the sale of preferred shares and ordinary shares. Through December 31, 2023, we had received net cash proceeds of $230.9 million from investors in our preferred shares financings and $160.6 million net proceeds from the sales of ADSs through our IPO after deducting underwriting discounts and commissions and other offering expenses. As of December 31, 2023, we had cash and cash equivalents of $131.5 million.

We currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our manufacturing and lease obligations described below.

Cash Flows

The following table summarizes our cash flows for each of the periods presented (in thousands):

	Year ended December 31,
	2023	2022	2021
Net cash used in operating activities	$(48,449)	$(59,535)	$(59,284)
Net cash used in investing activities	(1,100)	(7,512)	(7,634)
Net cash provided by financing activities	9	1	160,755
Effect of exchange rate changes on cash, cash equivalents and restricted cash	7,741	(25,935)	(5,334)
Net (decrease) increase in cash	$(41,799)	$(92,981)	$88,503

Net Cash Used in Operating Activities

During the year ended December 31, 2023, net cash used in operating activities was $48.4 million, primarily resulting from our net loss of $69.7 million, adjusted for share-based compensation of $6.4 million and depreciation and amortization of $4.7 million and changes in right of use assets and liabilities of $0.2 million. The net loss was also partially offset by $9.2 million related to changes in components of working capital due to: (i) decreased prepaid expenses and other current assets in conjunction with the payment of the UK R&D tax credit in September 2023; (ii) increased accounts payable for payment of vendors’ invoices; (iii) decreased accrued R&D expenses; and (iv) decreased income taxes payable.

During the year ended December 31, 2022, net cash used in operating activities was $59.5 million, primarily resulting from our net loss of $71.2 million, adjusted for non-cash loss on impairment charges of $7.4 million, non-cash share-based compensation of $7.0 million, depreciation and amortization of $3.7 million and changes in right of use assets and operating lease liabilities of $0.6 million. The net loss also was adjusted by $5.7 million related to changes in components of working capital due to: (i) increased prepaid expenses and other current assets in conjunction with accrued UK R&D tax credits; (ii) increased accounts payable for payment of vendors’ invoices; and (iii) decreased accrued R&D expenses.

During the year ended December 31, 2021, net cash used in operating activities was $59.3 million, primarily resulting from our net loss of $61.1 million, adjusted for share-based compensation of $6.3 million, depreciation and amortization of $3.3 million The net loss also was adjusted by $7.4 million related to changes in components of working capital due to: (i) decreased accounts payable for payment of vendors’ invoices; (ii) increased accrued R&D, increased accrued expenses incurred in relation to our IPO costs and increased accrued facility costs in conjunction with lease of new laboratory and office space; and (iii) increased prepaid expenses and other current assets in conjunction with accrued UK R&D tax credits. In addition, changes in other assets of $0.5 million primarily due to the capitalization of cloud-based implementation costs during the year ended December 31, 2021 increased cash used.

Net Cash Used in Investing Activities

During the years ended December 31, 2023, 2022 and 2021, net cash used in investing activities was $1.1 million, $7.5 million and $7.6 million, respectively, primarily driven by purchases of property and equipment related to lab equipment and leasehold improvements.

Net Cash Provided by Financing Activities

During the year ended December 31, 2023 and 2022, net cash provided by financing activities was less than $0.1 million related to the issuance of shares under the employee share purchase plan.

During the year ended December 31, 2021, net cash provided in financing activities was $160.8 million, primarily related to the net proceeds from sales of our ADSs through our IPO.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we advance the research activities, manufacturing and clinical trials of product candidates. In addition, following our IPO, we incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

With increased focus on the ongoing Phase I/IIa CHIRON and THETIS clinical trials and de-prioritization of non-core activities, we believe that our cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements through 2025. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. As we progress with our development programs and the regulatory review process, we expect to incur significant expenses related to product manufacturing, pre-commercial activities and commercialization.

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
•
timing delays with respect to development of our current and any future product candidates, including as a result of global health crises, such as the COVID-19 pandemic, and global political and economic events, such as the conflict between Russia and the Ukraine, the subsequent institution of sanctions against Russia by the United States and several European and Asian countries, and the unrest in the Middle East resulting from the Israel-Hamas war, the effects of inflation and global market instability;
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
•
the availability and scope of the UK R&D tax credit for which we are eligible; and
•
the costs of operating as a public company.

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

As of December 31, 2023, we are committed to make minimum payments of $4.8 million due for our office and laboratory space leases. See Note 9, “Leases,” to our financial statements appearing at the end of this Annual Report for our annual expected payments under our operating lease obligations at December 31, 2023. In addition, we are committed to make payments of $3.5 million, with approximately $3.1 million to be made in 2024, for costs associated with our certain vendors, which we engaged to provide clinical trial materials and contractual commitments for capital expenditures. These purchase commitments included non-cancellable minimum quantities to be purchased as of December 31, 2023.

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

We believe that there are no critical accounting policies used in the preparation of our financial statements for the year ended December 31, 2023.

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

Name	Age	Position
Senior Management:
Iraj Ali, Ph.D.	48	Chief Executive Officer and Director
Robert Coutts	40	Chief Financial Officer
Karl Peggs. M.D.	57	Chief Medical Officer
Sergio Quezada, Ph.D.	49	Chief Scientific Officer

Non—Executive Directors:
Edwin Moses. Ph.D.(1)(2)(3)	69	Chairman of the Board of Directors
Michael F. Giordano. M.D. (2)(3)(4)	66	Director
Carsten Boess (1)(2)(3)	57	Director
Bernhard Ehmer	69	Director
Julie O'Neill (1)	58	Director

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

Non-Executive directors

Edwin Moses, Ph.D. has served as the Chairman and a member of our board of directors since December 2018. He was the Chief Executive Officer of Ablynx N.V., or Ablynx, a biopharmaceutical company, a position he held from March 2006 until Ablynx’s acquisition by Sanofi in June 2018. Dr. Moses also served on the board of directors of Ablynx from 2004 until 2018. Dr. Moses received his B.S. and Ph.D. in Chemistry from the University of Sheffield. We believe that Dr. Moses is qualified to serve on our board of directors because of his experience, qualifications, attributes and skills, including his extensive executive experience. Dr. Moses is also currently Chairman of Advantium NV and LabGenius LTD.

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

Julie O’Neill has served as a member of our board of directors since May 2021. Ms. O’Neill has more than two decades of executive experience in senior leadership roles. From January 2015 to September 2018, Ms. O’Neill served as Executive Vice President, Global Operations at Alexion Pharmaceuticals, Inc., or Alexion, a pharmaceutical company, where she led the Global Operations business including product development, manufacturing, quality, supply chain and global real estate functions. Prior to joining Alexion, she served as Vice President of Operations and General

Manager of Ireland at Gilead Sciences, Inc., a pharmaceutical company, from 2011 to 2014. Ms. O’Neill serves as a member of the board of directors of ICON plc, DBV Technologies S.A., ILC Dover, Advancion (formerly known as Angus Chemical Company) and Hookipa Pharma Inc. She is also on the Board of Ireland’s National Institute for Bioprocessing Research & Training. We believe that Ms. O’Neill is qualified to serve on our board of directors because of her experience, qualifications, attributes and skills, including her extensive biotechnology experience.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B. Compensation.

The following section provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to our directors, members of our senior management and non-employee directors for services in all capacities to us and our subsidiaries for the year ended December 31, 2023.

Director Compensation

For the year ended December 31, 2023, the table below sets forth the compensation paid to our directors (in thousands):

Name	Salary/Fees	Bonus	Pension Benefit	All Other Compensation	Total
Executive Director
Iraj Ali	$463	$119	$14	$1,102	$1,698
Non-Executive Directors
Carsten Boess	$92	-	-	$84	$176
Bernhard Ehmer	$75	-	-	$31	$106
Edwin Moses	$153	-	-	$226	$379
Julie O’Neill	$75	-	-	$27	$102
Michael Giordano	$92	-	-	$97	$189

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

Employment Agreements

We have entered into employment agreements with our chief executive officer, or CEO, who is our sole executive director, and the wider senior management. Each of these employment agreements provides for an initial annual salary, discretionary annual bonus opportunity and equity incentive opportunities, as well as participation in certain retirement and welfare benefit plans. The agreements provide payment in lieu of notice termination rights and we are required to give six months’ prior written notice of a termination of employment. These agreements contain intellectual property and confidentiality provisions which survive termination and also contain 12-month non-competition and non-solicitation restrictive covenants.

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

Outstanding Equity Awards

The following table summarizes the options that we granted to members of our board of directors and senior management during the year ended December 31, 2023:

	Ordinary Shares Underlying Option Covered	Exercise Price	Expiration Date
Senior Management:
Iraj Ali	225,024	$1.21	2/1/2033
Robert Coutts	100,032	$1.21	2/1/2033
Karl Peggs	100,032	$1.21	2/1/2033
Sergio Quezada	100,032	$1.21	2/1/2033
Non-Executive Directors:
Carsten Boess	25,000	$0.98	6/27/2033
Bernhard Ehmer	22,500	$1.21	2/1/2033
Bernhard Ehmer	25,000	$0.98	6/27/2033
Michael Giordano	25,000	$0.98	6/27/2033
Edwin Moses	25,000	$0.98	6/27/2033
Julie O'Neill	22,500	$1.21	2/1/2033
Julie O'Neill	25,000	$0.98	6/27/2033

No options were exercised by any members of our board of directors and senior management during the year ended December 31, 2023.

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

We initially reserved 2,572,558 of its ordinary shares for the issuance of awards under the 2021 Plan. The 2021 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2022, by 4% of the outstanding number of ordinary shares on the immediately preceding December 31, or such lesser number of shares as determined by our remuneration committee. This number is subject to adjustment in the event of a sub-division, consolidation, share dividend or other change in our capitalization. The total number of ordinary shares that may be issued under the 2021 Plan was 5,834,006 shares as of December 31, 2023, of which 1,141,189 shares remained available for future grant after taking into account options granted and adding back forfeitures in the period.

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

The total number of ordinary shares that had been approved for issue under the ESPP was 877,065 shares as of December 31, 2023. The initial purchase period under the ESPP commenced in February 2022. The Company estimated the fair value of the option component of the ESPP at the date of grant using a Black-Scholes valuation model.

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

During the year ended December 31, 2023, 394,563 shares were issued under the ESPP. This reduced the number of shares reserved and available to grant under the ESPP to 231,972 shares available to grant as of December 31, 2023.

Employee Shares and SIP Shares

We typically grant incentive shares which vest over a four-year service period with 25% of the award vesting on the first anniversary of the vesting commencement date, and the balance vesting periodically over the remaining three years.

Unvested Employee Shares are forfeited upon the giving or receiving of notice of termination of employment or service relationship in accordance with our Articles (prior to IPO, and in accordance with the Vesting Agreements post-IPO) and 2020 Plan. Before IPO, the forfeited shares were converted into deferred shares, with a repurchase right for a nominal amount in favor of us. As of December 31, 2020, we repurchased 1,509,384 deferred shares with the consideration of £0.01 to each holder for all of the deferred shares held by that holder. As part of our reorganization, 109,058 outstanding deferred shares immediately before the IPO were cancelled upon the IPO, and a single deferred share with a nominal value of £92,451.851 in the capital of the Company was created. As of December 31, 2023, we had one deferred share which could be repurchased by us at any time for nil consideration.

In accordance with the relevant Vesting Agreements, in 2022 and 2023, we cancelled 6,036 shares and 174,595 shares, respectively, that were held by employees who left employment with us since the IPO.

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

Audit Committee

The audit committee is composed of Mr. Boess (Chairman), Dr. Moses and Ms. O’Neill, and assists the board of directors in overseeing our accounting and financial reporting processes. The audit committee consists exclusively of members of our board who are financially literate, and our board of directors has determined that Mr. Boess and Dr. Moses is each an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board of directors has determined that each member of the audit committee is an independent director under Nasdaq listing rules and under Rule 10A-3 under the Exchange Act. Our audit committee meets at least four times per year and oversees and reviews our internal controls, accounting policies and financial reporting, and provides a forum through which our independent registered public accounting firm reports. Our audit committee meets regularly with our independent registered public accounting firm without management present.

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

D. Employees.

As of December 31, 2023, 2022 and 2021, we had 215, 242 and 252 employees, respectively.

	As of December 31,
	2023	2022	2021
Function:
Research and development	181	208	210
General and administrative	34	34	42
Total	215	242	252
Geography:
United Kingdom	209	233	243
United States	6	9	9
Total	215	242	252

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

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

The following table sets forth information, as of March 1, 2024, regarding the beneficial ownership of our ordinary shares for:

•
each beneficial owner of 5% or more of our outstanding ordinary shares;
•
each of our directors and members of senior management; and
•
all of our directors and senior management as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 1, 2024. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable or are exercisable within 60 days of March 1, 2024 or issuable upon the conversion of Class A ordinary shares held by the person. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of shares beneficially owned is computed on the basis of 39,879,126 ordinary shares outstanding (including ordinary shares in the form of ADS calculated as set out above) as of March 1, 2024.

To our knowledge, as of March 1, 2024, 39,879,126 ADSs were held by one record holder in the United States, representing approximately 97.06% of our total outstanding shares. The record holder is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ADSs in the United States.

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

NAME OF BENEFICIAL OWNER	Number of Ordinary Shares Beneficially Owned (#)	Percentage of Ordinary Shares Beneficially Owned (#)
5% or Greater Shareholders(8):
Syncona Portfolio Limited(1)	11,086,909	27.80%
Forbion Capital Fund IV Cooperatief U.A.(2)	2,390,050	5.99%
Entities affiliated with Baker Bros. Advisors LP(3)	3,311,567	8.10%
Entities affiliated with Invus Public Equities, L.P.(4)	2,255,375	5.66%

Executive Officers and Directors:
Iraj Ali	1,112,325	2.77%
Robert Coutts	269,600	*
Karl Peggs	560,137	1.40%
Sergio Quezada	461,835	1.15%
Edwin Moses(5)	261,250	*
Carsten Boess(6)	111,217	*
Bernhard Ehmer(7)	29,375	*
Michael Giordano(8)	191,085	*
Julie O’Neill(9)	44,375	*
All directors and senior management as a group (9 persons)	3,041,199	7.43%

* Represents beneficial ownership of less than one percent.

1.
The information shown is based, in part, upon disclosures jointly filed on a Schedule 13G/A on February 13th, 2024 by Syncona Portfolio Limited, Syncona Holdings Limited, Syncona Investment Management Limited; Syncona Limited; Roel Bulthuis and Christopher Hollowood. Syncona Portfolio Limited is a controlled subsidiary of Syncona Holdings Limited, which in turn is a controlled subsidiary of Syncona Limited. Each of Syncona Holdings Limited and Syncona Limited may be deemed to have voting and dispositive power over the shares held by Syncona Portfolio Limited. Investment and voting decisions with respect to these shares are made by Syncona Portfolio Limited acting upon the recommendation of an investment committee of Syncona Investment Management Limited, also a subsidiary of Syncona Holdings Limited. The members of this investment committee consist of Roel Bulthuis and Chris Hollowood. For the purposes of Section 13 of the Securities Exchange Act 1934 and the associated SEC Schedule 13G form reporting requirement, each of these entities and individuals disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. The address for Syncona Investment Management Limited is 2nd Floor, 8 Bloomsbury Street, London WC1B 3SR, United Kingdom. The address for Syncona Portfolio Limited is Frances House, PO Box 273, Sir William Place, St. Peter Port, Guernsey, GY1 3RD, Channel Islands.

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

3. The information shown is based, in part, upon disclosures filed on a Form 13G/A on February 14th, 2024 by Baker Bros. Advisors LP, and in part upon disclosures filed on a Form 13G/A on February 14, 2022 by Baker Bros. Advisors LP. The number consists of 2,102,792 Ordinary Shares and 1,208,775 Class A non-voting shares. The Class A non-voting ordinary shares are only convertible to the extent that after giving effect to such conversion the holder thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding Ordinary Shares, or the Beneficial Ownership Limitation. By written notice to the Company, each holder of Class A non-voting ordinary shares may from time to time increase the Beneficial Ownership Limitation, applicable to that holder to any other percentage not in excess of 19.9%. Any such increase will not be effective until the 61st day after such notice is delivered to the Company. As a result of this restriction, the number of Ordinary Shares that may be issued upon conversion of the Class A non-voting ordinary shares by the above holders may change depending upon changes in the outstanding Ordinary Shares. We refer to 667, L.P. and Baker Brothers Life Sciences, L.P. together as the Baker Entities. Baker Bros. Advisors LP is the investment advisor of the Baker Entities and has sole voting and dispositive power with respect to the ordinary shares held by the Baker Entities. Baker Bros. Advisors (GP) LLC is the sole general partner of Baker Bros. Advisors LP. The managing members of Baker Bros. Advisors (GP) LLC are Julian C. Baker and Felix J. Baker and, as such, they may be deemed to have voting and dispositive power with respect to the ordinary shares held by the Baker Entities. Julian C. Baker and Felix J. Baker disclaim beneficial ownership of the ordinary shares held by the Baker Entities except to the extent of their pecuniary interest. The address for both Baker Brothers Life Sciences, L.P. and 667, L.P. is 860 Washington Street, 3rd Floor, New York, New York 10014.

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

5. Consists of: (i) 226,250 of our ordinary shares; and (ii) 35,000 of our ordinary shares issuable upon exercise of options within 60 days of March 1, 2024.

6. Consists of 111,217 of our ordinary shares issuable upon exercise of options within 60 days of March 1, 2024.

7. Consists of 29,375 of our ordinary shares issuable upon exercise of options within 60 days of March 1, 2024.

8. Consists of: (i) 46,663 of our ordinary shares; and (ii) 144,422 of our ordinary shares issuable upon exercise of options within 60 days of March 1, 2024.

9. Consists of 44,375 of our ordinary shares issuable upon exercise of options within 60 days of March 1, 2024.

B. Related Party Transactions.

Within this section, we have calculated the dollar amounts using the historical exchange rate as of the date of each transaction. Other than compensation arrangements described elsewhere in this document, since January 1, 2023, we have engaged in the transactions set out below with our executive officers, directors or holders of more than 5% of our share capital, including their affiliates, which we refer to as our ‘related parties’.

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

B. Significant Changes.

Not applicable.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

Our ADSs have been listed on the Nasdaq Global Select Market under the symbol “ACHL” since March 31, 2021. Prior to that date, there was no public trading market for our ADSs.

B. Plan of Distribution.

Not applicable.

C. Markets.

Our ADSs have been listed on the Nasdaq Global Select Market under the symbol “ACHL” since March 31, 2021.

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

D. Exchange Controls.

There are no governmental laws, decrees, regulations or other legislation in the UK that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ADSs, other than withholding tax requirements. There is no limitation imposed by the laws of England and Wales or our Articles of Association on the right of non-residents to hold or vote shares.

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

Except to the extent that the position of non-UK resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled) for tax purposes solely in the UK and do not have a permanent establishment, branch or agency (or equivalent) in any other jurisdiction with which the holding of the ADSs is connected, or UK Holders, who are absolute beneficial owners of the ADSs (and do not hold the ADSs through an Individual Savings Account or a Self-Invested Personal Pension) and any dividends paid in respect of the ADSs or underlying ordinary shares (where the dividends are regarded for UK tax purposes as that person’s own income) and who hold their ADSs as investments.

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

Dividend income is treated as the top slice of the total income chargeable to UK income tax for an individual UK Holder. An individual UK Holder who receives a dividend in the 2023/2024 tax year will be entitled to a dividend tax-free allowance of £1,000. However, the UK government has announced that the dividend tax-free allowance of £1,000 will be reduced to £500 with effect from April 2024. Income within the dividend tax-free allowance counts towards an individual’s basic, higher or additional rate limits and may, therefore, affect the level of income tax personal allowance to which they are entitled. Dividend income received in excess of the dividend tax-free allowance will (subject to the availability of any income tax personal allowance) be charged at 8.75% to the extent the excess amount falls within the basic rate band, 33.75% to the extent the excess amount falls within the higher rate band, and 39.35% to the extent the excess amount falls within the additional rate band.

Corporation Tax

A corporate holder of ADSs who is not resident for tax purposes in the UK should not be chargeable to UK corporation tax on dividends received from us unless it carries on (whether solely or in partnership) a trade in the UK through a permanent establishment to which the ADSs are attributable.

Corporate UK Holders should not be subject to UK corporation tax on any dividend received from us so long as the dividends qualify for exemption, which should be the case, although certain conditions must be met. It should be noted that the exemptions, whilst of wide application, are not comprehensive and are subject to anti-avoidance rules. If the conditions for the exemption are not satisfied, such anti-avoidance provisions apply, or such UK Holder elects for an otherwise exempt dividend to be taxable, UK corporation tax will be chargeable on the amount of any dividends at the current rate of 25% for companies with profits of more than £250,000, or 19% for companies with profits not exceeding £50,000 with a marginal relief applying to profits between £50,000 and £250,000, in each case for the 2023/2024 tax year.

Chargeable Gains

A disposal or deemed disposal of ADSs by a UK Holder may, depending on the UK Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption), give rise to a chargeable gain or an allowable loss for the purposes of UK capital gains tax (for individual UK Holders) and corporation tax on chargeable gains (for corporate UK Holders).

If an individual UK Holder who is subject to UK income tax at either the higher or the additional rate is liable to UK capital gains tax on the disposal of ADSs, the current applicable rate will be 20% (for the tax year 2023/2024). For an individual UK Holder who is subject to UK income tax at the basic rate and liable to UK capital gains tax on such disposal, the current applicable rate would be 10% (for the tax year 2023/2024), save to the extent that any capital gains when aggregated with the UK Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the capital gains tax rate currently applicable to the excess would be 20% (for the tax year 2023/2024).

If a corporate UK Holder is or becomes liable to UK corporation tax on the disposal (or deemed disposal) of ADSs, the main rate of UK corporation tax would apply (currently at 25% for companies with profits of more than £250,000 or 19% for companies with profits not exceeding £50,000 with a marginal relief applying to profits between £50,000 and £250,000, in each case, for the 2023/2024 tax year).

Any chargeable gain (or allowable loss) will generally be calculated by reference to the consideration received for the disposal of the ADSs less the allowable cost to the UK Holder of acquiring such ADSs.

A holder of ADSs that is not resident for tax purposes in the UK and, in the case of an individual holder, not temporarily non-resident, should not normally be liable to UK capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs, unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the UK through a branch or agency (or, in the case of a corporate holder of ADSs, through a permanent establishment) to which the ADSs are attributable. However, an individual holder of ADSs who has ceased to be resident for tax purposes in the UK or is treated as resident outside the UK for the purposes of a double taxation treaty for a period of five years or less and who disposes of ADSs during that period of temporary non-residence may be liable on his or her return to the UK (or upon ceasing to be regarded as resident outside the UK for the purposes of any relevant double taxation treaty) to UK tax on any capital gain realized (subject to any available exemption or relief).

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

Transfer of Ordinary Shares

An unconditional agreement to transfer ordinary shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer unless the transfer is to a connected company and in which case market value may apply. The purchaser of the shares is liable for the SDRT. Transfers of ordinary shares by way of written instrument of transfer are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the nearest £5.00), similarly where the transfer is to a connected company where market value may apply. Stamp duty is normally paid by the purchaser. The charge to SDRT will be cancelled or, if already paid, repaid (generally with interest), where a transfer instrument has been duly stamped within six years of the charge arising, (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.

Clearance Services and Depositary Receipts

Under current UK tax law (including certain provisions of the Finance Bill 2023-24 which have been given temporary statutory effect from January 1, 2024 until the Finance Bill 2023 - 2024 has received royal assent), no UK SDRT (or, where effected by a written instrument, UK stamp duty) should generally be payable in respect of an issue or transfer of ordinary shares or an unconditional agreement to transfer ordinary shares to a clearance service or a depositary receipt system (including to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services) where the transfer is carried out for the purpose of raising new capital unless the clearance service has made and maintained an election under section 97A of the UK Finance Act 1986, or a section 97A election. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and we are not aware of any section 97A election having been made by the DTC.

Any stamp duty or SDRT payable on a transfer of ordinary shares to a depositary receipt system or clearance service or in respect of a transfer within a depositary receipt system or clearance service, will strictly be accountable by the clearance service or depositary receipt system operator or their nominee, as the case may be, but will in practice generally be paid by the transferors or participants in the clearance service or depositary receipt system. Specific professional advice should be sought before incurring or reimbursing the costs of a UK stamp duty or UK SDRT charge in any circumstances.

Issue or Transfers of ADSs

No UK stamp duty or SDRT should be payable on the issue of ADSs in the Company.

No UK stamp duty or SDRT should be required to be paid in respect of a paperless transfer of ADSs through the facilities of DTC, provided that no section 97A election has been made and maintained by DTC, and such ADSs are held through DTC at the time of any agreement for their transfer. We are not aware of any section 97A election having been made by the DTC.

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

We believe that we were classified as a PFIC for our taxable year ended December 31, 2023. Based on the current and expected composition of our income and assets and the value of our assets, we expect to be a PFIC for the current taxable year ending December 31, 2024. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. As a result, our PFIC status may change from year to year. Subject to certain exceptions, for purposes of the asset test, if we are treated as a non-publicly traded CFC for the year being tested for purposes of the PFIC rules (which is determined, under certain proposed Treasury Regulations that are not yet effective, based on whether such shares and ADSs are publicly traded for the majority of days during the year), the value of our assets for purposes of the asset test will be measured by the adjusted tax basis of our assets, which could increase the likelihood that we are treated as a PFIC. If we are a publicly traded CFC or not a CFC for such year, the value of our assets generally will be determined by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. The income test depends on the nature and composition of our income. The composition of our income and assets is also affected by how fast we spend the cash we raise in any offering.

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

Foreign Currency Exchange Risk

We maintain our financial statements in our functional currency, which is pound sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. We recorded foreign currency losses of $1.0 million for the year ended December 31, 2023 and foreign currency gains of $3.8 million and $2.5 million, for the years ended December 31, 2022, and 2021, respectively. With our functional currency being British Pounds Sterling, our results are exposed to fluctuations to this and the U.S. dollar. These exchange gains arising from foreign currency transactions are included in other income (expense), net in the statements of operations and comprehensive loss.

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

Interest Rate Risk

As of December 31, 2023, we had cash and cash equivalents of $131.5 million. Our exposure to interest rate sensitivity is impacted by changes in the underlying UK and U.S. bank interest rates. Our surplus cash has been invested in interest-bearing savings accounts and money market funds from time to time. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

As of December 31, 2023 and 2022, we had no debt outstanding and are therefore not subject to interest rate risk related to debt.

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities.

Not Applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

The Bank of New York Mellon, as depositary, registers and delivers ADSs. Each ADS represents one deposited share with The Bank of New York Mellon, as custodian for the depositary in the UK. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 240 Greenwich Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 240 Greenwich Street, New York, New York 10286.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

A. Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2023.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the fiscal year 2023, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved.]

Item 16A. Audit Committee Financial Expert.

Our board of directors has determined that Carsten Boess and Edwin Moses are audit committee financial experts as defined by SEC rules and have the requisite financial sophistication under the applicable Nasdaq rules and regulations and that Carsten Boess and Edwin Moses are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of The Nasdaq Stock Market.

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

Item 16C. Principal Accountant Fees and Services.

KPMG LLP, or KPMG, has served as our independent registered public accounting firm for the years ending December 31, 2023 and 2022. The following table sets out the aggregate fees for professional audit services and other services rendered by KPMG and their member firms and/or affiliates in 2023 and 2022 (in thousands):

	Year Ended December 31,
Description	2023	2022
Audit fees	$862	$869
Fees for tax and other assurance services	-	-
Total	$862	$869

Audit fees relate to the audit of the financial statements as set out in this Annual Report, and other professional services provided in connection with the statutory and regulatory filings or engagements, including fees for the review of our interim financial information.

The Audit Committee has approved the audit fees for the years 2023 and 2022. The Audit Committee monitors compliance with the UK and U.S. rules on non-audit services provided by an independent registered public accounting firm. On a yearly basis, the Audit Committee pre-approves non-audit services performed by the independent registered public accounting firm up to a limit in line with UK regulation.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies.

Not applicable.

Item 16K. Cybersecurity.

The Company uses, stores~~,~~ and processes data for and about its patients, employees, partners, and suppliers. We also own valuable intellectual property that we use to operate our business and differentiates us from competitors. Protecting our know-how and the information with which we are entrusted from cybersecurity threats is important to the position of trust we maintain with our patients, investors, and other stakeholders, as well as our overall business strategy, results of operations, and financial condition.

The Company, under the oversight of the audit committee of the board of directors, has implemented and maintains an enterprise risk management program that includes a cybersecurity risk management program designed to identify, assess, and mitigate critical risks from cybersecurity threats. Our cybersecurity risk management program incorporates a number of components, including, but not limited to, periodic information security risk assessments and other vulnerability analyses, and ongoing monitoring of critical risks from cybersecurity threats using automated tools. Additionally, we have implemented an employee education and training program, offered during onboarding and on an annual basis thereafter, that is designed to raise awareness of cybersecurity threats across functions. To support our cybersecurity risk management program, we leverage a managed service provider, or MSP, and also engage with other third-party providers and consultants as appropriate, including engagement of third parties to perform periodic penetration testing and to provide incident response services as required. We have a process to monitor and address identified cyber risks.

As part of our cybersecurity risk management program, we maintain processes related to third-party vendor risk management, including a framework for managing third-party information security risks. This framework, which applies to certain third-party vendors and service providers who have access to our systems and/or process our sensitive information, includes a process for assessing and reviewing the cybersecurity practices of such third parties prior to onboarding, including, as appropriate, through review of System and Organization Controls (SOC) reports and security questionnaires, and the inclusion of cybersecurity requirements in contracts.

We have not identified any cybersecurity incidents or threats that have materially affected us or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition; however, as is the case for other companies in our industry, we and our third-party vendors may, from time to time, experience threats and security incidents relating to our and our third-party vendors’ information systems. For more information, please see Item 3, part D - Risk Factors.

Governance Related to Cybersecurity Risks

Our Director of Information Technology, or IT, in coordination with the IT team and under the supervision of our Chief Financial Officer, is responsible for the establishment and maintenance of our cybersecurity risk management program, including the day-to-day oversight of the assessment and management of cybersecurity risks. Our Director of IT reports directly to our Chief Financial Officer. The individual who currently holds the title of Director of IT holds a bachelor of science in Computer Science and Networking and has over 13 years of experience in IT roles at mature enterprises across industry sectors including pharmaceutical, telecoms and insurance. Our Chief Financial Officer reviews the potential financial impact of identified cybersecurity risks and provides oversight of risk mitigation processes to address the assessed risks on an ongoing basis. Our Chief Legal Officer/General Counsel reviews our cybersecurity risk management program to ensure it is designed to account for the Company’s obligations under applicable privacy regulations and laws, including those related to notification requirements that could be triggered by a cybersecurity incident.

The Director of IT meets with the Chief Financial Officer or other members of the management team, including the Chief Legal Officer/General Counsel, periodically to discuss and review our cybersecurity risk management processes and to address matters related to potential cybersecurity and information technology risks, with input from the Company’s third-party MSP as appropriate.

Our board of directors, directly and through its committees, has responsibility for our enterprise risk management program, including as pertains to cybersecurity risks. The board of directors has, pursuant to the audit committee charter, delegated oversight of the Company’s cybersecurity risk management program to the audit committee. On a periodic basis, the Director of IT provides reports to the audit committee on cybersecurity matters and associated risks. The audit committee’s review process includes consideration of information about the sources and nature of cybersecurity risks the Company faces, how management assesses the materiality of such risks – including in terms of likelihood and severity of impact – progress on vulnerability remediation, and current developments in the cybersecurity threat landscape. The chair of the audit committee periodically reports on risk management to the full board of directors.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The financial statements required under this Item 18 are filed as part of this Annual Report beginning on page 174 The audit report of KPMG LLP, independent registered public accounting firm, is included herein preceding the financial statements.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Achilles Therapeutics Plc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Achilles Therapeutics Plc and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, statement of shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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

Reading, United Kingdom
April 4, 2024

ACHILLES THERAPEUTICS PLC

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$131,539	$173,338
Prepaid expenses and other current assets	14,094	23,242
Total current assets	145,633	196,580
Non-current assets:
Property and equipment, net	9,171	12,399
Operating lease right of use assets	4,372	8,081
Deferred tax assets	41	251
Restricted cash	33	33
Other assets	2,206	3,014
Total non-current assets	15,823	23,778
TOTAL ASSETS	$161,456	$220,358
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,629	$5,187
Income taxes payable	—	326
Accrued expenses and other liabilities	7,828	8,292
Operating lease liabilities—current	3,539	4,188
Total current liabilities	16,996	17,993
Non-current liabilities:
Operating lease liabilities-non-current	1,076	4,388
Other long-term liability	1,015	933
Total non-current liabilities	2,091	5,321
Total liabilities	19,087	23,314
Commitments and contingencies (Note 12)
Shareholders' equity:
Ordinary shares, £0.001 par value; 41,082,948 and 40,932,727 shares authorized, issued and outstanding at December 31,2023 and 2022, respectively	54	54
Deferred shares, £92,451.851 par value, one share authorized, issued and outstanding at December 31, 2023 and 2022	128	128
Additional paid in capital	415,210	408,844
Accumulated other comprehensive income	(13,071)	(21,695)
Accumulated deficit	(259,952)	(190,287)
Total shareholders’ equity	142,369	197,044
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$161,456	$220,358

The accompanying notes are an integral part of these financial statements.

ACHILLES THERAPEUTICS PLC

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

	Years ended December 31,
	2023	2022	2021
OPERATING EXPENSES:
Research and development	$58,246	$57,263	$42,224
General and administrative	17,009	21,120	21,971
Total operating expenses	75,255	78,383	64,195
Loss from operations	(75,255)	(78,383)	(64,195)
OTHER INCOME (EXPENSE), NET:
Other income (expense)	6,081	7,318	3,133
Total other income (expense), net	6,081	7,318	3,133
Loss before provision for income taxes	(69,174)	(71,065)	(61,062)
Provision for income taxes	(491)	(111)	(37)
Net loss	(69,665)	(71,176)	(61,099)
Other comprehensive income:
Foreign exchange translation adjustment	8,624	(28,331)	(5,686)
Comprehensive loss	$(61,041)	$(99,507)	$(66,785)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(1.74)	$(1.82)	$(2.13)
Weighted average ordinary shares outstanding—basic and diluted	39,973,059	39,139,693	28,654,760

The accompanying notes are an integral part of these financial statements.

ACHILLES THERAPEUTICS PLC

Consolidated Statements of Shareholders’ Equity

(in thousands, except share amounts)

	Convertible preferred shares															Accumulated
	Series A		Series B		Series C		Ordinary $0.001			Deferred shares				Additional		other
	$0.001 par value		$0.001 par value		$0.001 par value		par value			$0.001 par value				paid-in		comprehensive		Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		Shares		Amount		capital		income (loss)		deficit	Total
Balance at December 31, 2020	28,250,000	$36	52,192,070	$66	24,412,603	$32	4,389,920	$6		30,521		$—		$234,922		$12,322		$(58,012)	$189,372
Conversion of ordinary shares into deferred shares	—	—	—	—	—	—	(18,262)	—		78,537		—		—		—		—	—
Effect of corporate reorganization including conversion of preferred share to ordinary share	(28,250,000)	(36)	(52,192,070)	(66)	(24,412,603)	(32)	26,481,831	34		(109,057)		128		(28)		—		—	—
Issuance of ordinary shares (Note 7)	—	—	—	—	—	—	9,750,000	14		—		—		160,610		—		—	160,624
Share-based compensation expense	—	—	—	—	—	—	—	—		—		—		6,317		—		—	6,317
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—		—		—		—		(5,686)		—	(5,686)
Net loss	—	—	—	—	—	—	—	—		—		—		—		—		(61,099)	(61,099)
Balance at December 31, 2021	—	—	—	—	—	—	40,603,489	54		1		128		401,821		6,636		(119,111)	289,528
Conversion of ordinary shares into deferred shares							334,781												—
Issuance of ordinary shares under employee share purchase plan	—	—	—	—	—	—	493							1					1
Issuance of ordinary shares (Note 7)	—	—	—	—	—	—	—	—		—		—		—	—	—	—	—	—
Forfeiture of ordinary shares	—	—	—	—	—		(6,036)
Share-based compensation expense	—	—	—	—	—	—	—	—		—		—		7,022	—	—	—	—	7,022
Unrealized loss on foreign currency translation	—	—	—	—	—			—		—		—		—		(28,331)			(28,331)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		(71,176)	(71,176)
Balance at December 31, 2022	—	—	—	—	—	—	40,932,727	54		1		128		408,844		(21,695)		(190,287)	197,044
Issuance of ordinary shares under employee share purchase plan	—	—	—	—	—	—	12,210							9					9
Issuance of ordinary shares (Note 7)	—	—	—	—	—	—	312,606	—		—		—			—	—	—	—	—
Forfeiture of ordinary shares	—	—	—	—	—		(174,595)	—		—		—		—		—		—	—
Share-based compensation expense	—	—	—	—	—	—		—		—		—		6,357	—	—	—	—	6,357
Unrealized gain on foreign currency translation	—	—	—	—	—			—		—		—				8,624			8,624
Net loss	—	—	—	—	—	—		—	—	—	—	—	—	—	—	—		(69,665)	(69,665)
Balance at December 31, 2023	—	$—	—	$—	—	$—	41,082,948	$54		1		$128		$415,210		$(13,071)		$(259,952)	$142,369

The accompanying notes are an integral part of these financial statements.

ACHILLES THERAPEUTICS PLC

Consolidated statements of cash flows

(in thousands)

	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(69,665)	$(71,176)	$(61,099)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	4,713	3,690	3,288
Loss on disposal of property and equipment	2	(10)	156
Gain on termination of operating lease	(45)	—	—
Loss on impairment	16	7,446	—
Changes in right of use assets and operating lease liabilities, net	(231)	(601)	(18)
Non-cash loss on foreign currency remeasurement	(5)	50	3
Non-cash share-based compensation	6,357	7,022	6,317
Changes in operating assets and liabilities
Prepaid expenses and other current assets	10,109	(6,845)	(9,771)
Accounts payable	257	1,907	(2,572)
Income taxes payable	(326)	326	(7)
Accrued expenses and other liabilities	(801)	(1,114)	4,937
Other long-term liability	33	321	47
Deferred tax assets	210	(225)	(22)
Other assets	927	(326)	(543)
Net cash used in operating activities	(48,449)	(59,535)	(59,284)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1,100)	(7,512)	(7,634)
Net cash used in investing activities	(1,100)	(7,512)	(7,634)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of shares	9	1	-
Issuance of ADRs in initial public offering, net of issuance costs under the employee share purchase plan	—	—	160,755
Proceeds of issuance of convertible preferred shares, net of issuance costs	—	—	—
Payments of initial public offering costs	—	—	—
Net cash provided by financing activities	9	1	160,755
Effect of exchange rate changes on cash equivalents and restricted cash	7,741	(25,935)	(5,334)
Net (decrease) increase in cash	(41,799)	(92,981)	88,503
Cash, cash equivalents and restricted cash, beginning of year	173,371	266,352	177,849
Cash, cash equivalents and restricted cash, end of year	$131,572	$173,371	$266,352
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Right of use assets obtained in exchange for new operating lease liabilities	$2,108	$2,111	$314
Right of use assets terminated in exchange for operating lease liabilities, net	(1,916)	—	—
Property and equipment purchases in accrued expenses	540	649	726
Cash paid for income taxes	$626	$76	$8

The following table provides a reconciliation of the cash, cash equivalents and restricted cash balances as of each of the periods, shown above:
	2023	2022	2021
Cash and cash equivalents	$131,539	$173,338	$266,319
Restricted cash	33	$33	$33
Total cash, cash equivalents and restricted cash	$131,572	$173,371	$266,352

The accompanying notes are an integral part of these financial statements.

ACHILLES THERAPEUTICS PLC

Notes to Consolidated Financial Statements

1. Nature of the business

Achilles Therapeutics plc (formerly Achilles TX Limited) and subsidiaries, or the Company, is a biopharmaceutical company developing AI-powered precision T cell therapies targeting clonal neoantigens to treat solid tumors. The Company is focused on advancing immuno-oncology therapeutics by exploiting its pioneering work in the field of tumor evolution and clonal neoantigens.

The Company is a public limited company originally incorporated pursuant to the laws of England and Wales in November 2020 as a private limited company named Achilles TX Limited, with nominal assets and liabilities, for the purposes of becoming the ultimate holding company for Achilles Therapeutics UK Limited (formerly Achilles Therapeutics Limited). Achilles Therapeutics UK Limited was incorporated in May 2016 under the laws of England and Wales and its registered office and principal place of business is currently 245 Hammersmith Road, London W6 8PW. Achilles TX Limited and Achilles Therapeutics Holdings Limited (a wholly owned direct subsidiary of Achilles TX Limited formed in November 2020 for the purpose of becoming the direct holding company of Achilles Therapeutics UK Limited and Achilles Therapeutics US, Inc.) have not conducted any operations prior to the corporate reorganization other than activities incidental to their formation.

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

The Company has historically been loss making and anticipates that it will continue to incur losses for the foreseeable future and had an accumulated deficit of $260.0 million as of December 31, 2023. The Company has funded these losses principally through the issuance of ordinary and preferred shares. The Company expects to continue to incur operating losses and negative cash outflows until such time as it generates a level of revenue that is sufficient to support its cost structure.

The Company continues to assess the impact of the disruption of global financial markets, including as a result of global health concerns or pandemics, global economic uncertainty and geo-political events, including the war between Russia and Ukraine and the unrest in the Middle East resulting from the Israel-Hamas war and other global macroeconomic factors such as inflation, increases in commodity prices, energy and fuel prices, credit and capital markets instability and supply chain interruptions could reduce our ability to access capital, which could, in the future, negatively affect our business and the value of our common shares.

Geopolitical events, including the ongoing conflict between Russia and Ukraine and the unrest in the Middle East resulting from the Israel-Hamas war, have created global economic uncertainty. This has led to significant increases in commodity prices, energy and fuel prices, credit and capital market instability and supply chain interruptions which have led to increasing inflation. This may in turn adversely impact the Company’s ability to deliver its goals.

As of December 31, 2023, the Company had cash and cash equivalents of $131.5 million. The Directors have reviewed the financial projections of the Company for the 12 months subsequent to the date of issuance of these financial statements including consideration of severe but plausible scenarios that may affect the Company in that period. These show that the Company will be able to pay (or otherwise discharge) its debts as they fall due immediately following the date of signing of this Balance Sheet and for the period considered by the forecast.

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

Foreign currency translation

The functional currency of the Company is pound sterling which is its local currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other income/expense, net in the Consolidated statement of operations and comprehensive loss. The Company recorded foreign exchange losses of $1.0 million and foreign exchange gains of $3.8 million and $2.5 million for the years ended December 31, 2022 and 2021, respectively.

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

Concentrations of credit risk and off-balance sheet risk

Financial instruments that subject the Company to credit risk consist solely of cash and cash equivalents. The Company maintains cash balances in excess of amounts insured by the UK Government Financial Services Compensation Scheme in the UK. The Company has no significant off-balance-sheet risk or concentration of credit risk, such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

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

Impairment loss

The Company evaluates assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. For the year ended December 31, 2022, the Company recognized an impairment loss of $6.7 million in assets under construction primarily related to costs associated with the detailed design of a flexible GMP modular facility in West London. Following a review of manufacturing plans, the Company had mothballed the construction of the facility and project in 2022 and terminated the West London lease in October 2023. See Note 9, "Leases," for further details. In addition, the Company recognized an impairment loss of $0.5 million related to discontinued software implementation costs in the year ended December 31, 2022. The Company recognized an impairment loss of less than $0.1 million in the years ended December 31, 2023 and 2021. These impairment losses were recorded within research and development in the Company's Consolidated Statements of Operations and Comprehensive Loss.

Research and development costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, non-cash share-based compensation and benefits, depreciation expense, travel, third-party license fees, and external costs of outside vendors engaged to conduct clinical development activities, clinical trials, cost to manufacture clinical trial materials and net of tax credits associated with research and development activities. Acquired in-process research and development (IPR&D) assets that are used for research and development and have no future alternative use are expensed as incurred in-process research and development.

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

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying statement of operations. As of December 31, 2023, 2022 and 2021, no accrued interest or penalties have been incurred.

Research and development tax credit

The Company is subject to corporation tax in the United Kingdom, or UK. Due to the nature of the business, the Company has generated losses since inception. The benefit from research and development (“R&D”) tax credits is recognized in the statements of operations and comprehensive loss as a reduction of research and development costs and represents the sum of the R&D tax credits recoverable in the UK.

The UK R&D tax credit is fully refundable to the Company and is not dependent on current or future taxable income. As a result, the Company has recorded the entire benefit from the UK R&D tax credit as a benefit which is included in net loss before income tax and accordingly, not reflected as part of the income tax provision. If, in the future, any UK R&D tax credits generated are needed to offset a corporation tax liability in the UK, that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded as a reduction of research and development costs.

As a company that carries out extensive R&D activities, the Company benefits from the UK research and development tax credit regime under the scheme for small or medium-sized enterprises (“SME”). Under the current SME regime, the Company can surrender some of its trading losses that arise from qualifying R&D activities for a cash rebate of 33.35% of qualifying R&D expenditure incurred prior to April 1, 2023 (after taking into account the enhanced rate of deduction) and decreasing to 18.6% of qualifying R&D expenditure after April 1, 2023 (after taking into account the enhanced rate of deduction). Additionally, the UK Government has enacted further changes to the SME regime in February 2024, which include the introduction of a new rate for R&D intensive companies of 26.97% (which the Company is expected to qualify for) and comes into effect for qualifying R&D expenditures incurred after April 1, 2023.

The Company may not be able to continue to claim R&D tax credits under the SME regime in the future because it may no longer qualify as a small or medium-sized company. Additional changes to the R&D tax relief legislation, which took effect from April 2023, introduced restrictions on relief that may be claimed for expenditure on sub-contracted R&D activity, broadly requiring either that workers carrying on such activity are subject to UK PAYE or, where work is undertaken outside the UK, that this must be due to geographical, environmental or social conditions not replicable in the UK. These restrictions may impact the quantum of R&D relief that we are able to claim in the future.

It should also be noted that there is a cap on SME R&D tax credit claims to a multiple of payroll taxes (broadly, to a maximum payable credit equal to £20,000 plus three times the total UK PAYE and NICs liability of the company) subject to an exception which prevents the cap from applying. That exception requires the Company to be creating, taking steps to create or managing intellectual property, as well as having qualifying R&D expenditure in respect of externally provided workers by connected parties or on subcontracting R&D to connected parties which does not exceed 15% of the total claimed. If such exception does not apply, this could restrict the amount of payable R&D tax credit that we are able to claim.

SME R&D reliefs (whether by way of additional deductions or payable tax credits) are also limited on a project basis to a to a maximum total aid of EUR 7.5 million per R&D project.

Unsurrendered UK losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to an allowance of £5.0 million plus an incremental 50% of UK trading profits after deduction of the allowance.

The Company recognizes R&D tax credit reimbursements under 'Research and Development' in the Consolidated Statements of Operations and Comprehensive Loss.

R&D tax credits of $9.4 million, $15.6 million and $10.7 million were recorded for the years ended December 31, 2023, 2022 and 2021, respectively. The income from R&D tax credits was recorded within research and development in the Company's Consolidated Statements of Operations and Comprehensive Loss.

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

The Company recorded income from government grants of $1.0 million, $0.4 million and $0.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. The income from government grants was recorded within other income/(expense) in the Company's Consolidated Statements of Operations and Comprehensive Loss.

Recent accounting pronouncements

Recently adopted accounting standards

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting - Topic 280 – Improvements to Reportable Segment Disclosures," which requires disclosure of incremental segment information on an annual and interim basis. This includes the disclosure of: segment expenses that are reviewed by the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss; an amount for other segment items by reportable segment and a description of its composition; all annual disclosures about a reportable segment's profit or loss currently required by Topic 280 in interim periods; clarify that if the CODM uses more than one measure of a segment's profit or loss, provide disclosure of one or more of those additional measures; the title and position of the CODM and an explanation of how the CODM uses the reported measure (s) of segment profit or loss; and requiring an entity that has a single reportable segment to provide all disclosures required by the amendments in the ASU and all existing segment disclosures in 280. ASU 2023-09 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. However, early adoption is permitted. The new guidance is not expected to have a material impact on the Company’s financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes - Topic 740 – Improvements to Income Tax Disclosures," which enhances the transparency and decision usefulness of income tax disclosures. The amendments in this update address investor requests for transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for annual periods beginning after December 15, 2024; however, early adoption is permitted. The new guidance is not expected to have a material impact on the Company’s financial statements and related disclosures.

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

3. Fair Value of Financial Instruments

The following tables show assets measured at fair value on a recurring basis as of December 31, 2023 and 2022 (in thousands):

	December 31, 2023
	Level 1	Level 2	Level 3
Cash equivalents:
Money market funds	$76,257	$—	$—
Total	$76,257	$—	$—

	December 31, 2022
	Level 1	Level 2	Level 3
Cash equivalents:
Money market funds	$51,901	$—	$—
Total	$51,901	$—	$—

There were no liabilities measured at fair value on a recurring basis as of December 31, 2023 and 2022.

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2023	2022
U.K. R&D tax credit	$9,558	$15,232
Prepaid research and development	1,074	3,473
Prepaid insurance	690	1,151
VAT recoverable	793	771
Other current assets	1,979	2,615
	$14,094	$23,242

5. Property and Equipment, net

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2023	2022
Lab equipment	$9,914	$8,707
Leasehold improvements	9,451	8,929
Office equipment and computers	1,636	1,577
Fixtures and fittings	1,085	1,040
	22,086	20,253
Less: Accumulated depreciation	(12,915)	(7,854)
	$9,171	$12,399

Depreciation expense was $4.7 million, $3.7 million and $3.3 million for the years ended December 31, 2023, 2022 and 2021, respectively. For the year ended December 31, 2022, the Company recognized an impairment loss of $6.7 million in assets under construction primarily related to costs associated with the detailed design of a flexible GMP modular facility in West London. Following a review of manufacturing plans, the Company had mothballed the construction of the facility and project in 2022 and terminated the West London lease in October 2023. See Note 9, "Leases", for details of the West London lease.

6. Accrued expenses and other liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	December 31,
	2023	2022
Compensation and benefits	$2,949	$2,972
External research and development expenses	3,227	2,188
Professional services	373	795
Property and equipment	115	217
Facility costs	314	910
Other liabilities	850	1,210
	$7,828	$8,292

7. Shareholders’ equity

Ordinary shares

As of December 31, 2023 and 2022, the Company had the following number of ordinary shares with a par value £0.001 (equivalent to $0.001) issued and outstanding:

	December 31,
	2023	2022
Ordinary shares	39,466,581	39,316,360
Class A non-voting ordinary shares	1,616,367	1,616,367
Deferred Shares	1	1
Total ordinary and deferred shares	41,082,949	40,932,728

On April 6, 2021, all the Employee Shares, Convertible Preferred Shares (see below) and B ordinary shares were converted into ordinary shares or Class A non-voting ordinary shares. Please refer to the details in Note 1. Class A non-voting ordinary shares have same rights and privileges as ordinary shares, except for the voting rights.

As of December 31, 2023, the Company has not declared any dividends.

Deferred shares

On April 6, 2021, all the deferred shares were cancelled. In addition, a single deferred share with a nominal value of £92,451.851 in the capital of the Company was created as part of the Company’s reorganization. As of December 31, 2023, the Company had one deferred share which could be repurchased at any time by the Company for nil consideration.

Convertible preferred shares

The Company issued series A convertible preferred shares (“Series A”), series A-1 convertible preferred shares (“Series A-1”), series B preferred shares (“Series B”) and series C preferred shares (“Series C”) (collectively, “Convertible Preferred Shares”).

On April 6, 2021, all the Convertible Preferred Shares were converted into ordinary shares or Class A non-voting ordinary shares. There are no Convertible Preferred Shares outstanding as of December 31, 2023.

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

The Company committee initially reserved 2,572,558 of its ordinary shares for the issuance of awards under the 2021 Plan. The 2021 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2022, by 4% of the outstanding number of ordinary shares on the immediately preceding December 31, or such lesser number of shares as determined by our remuneration committee. This number is subject to adjustment in the event of a sub-division, consolidation, share dividend or other change in our capitalization. The total number of ordinary shares that may be issued under the 2021 Plan was 5,834,006 shares as of December 31, 2023, of which 1,141,189 shares remained available for future grant after taking into account options granted and adding back forfeitures in the period.

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

The total number of ordinary shares that had been approved for issue under the ESPP was 877,065 shares as of December 31, 2023. The initial purchase period under the ESPP commenced in February 2022. The Company estimated the fair value of the option component of the ESPP at the date of grant using a Black-Scholes valuation model. During the year ended December 31, 2023, the compensation expense from ESPP shares, including SIP shares was $0.3 million.

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

During the year ended December 31, 2023, 394,563 shares were issued under the ESPP, including SIP shares. This reduced the number of shares reserved and available to grant under the ESPP to 231,972 shares available to grant as of December 31, 2023.

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

Unvested Employee Shares are forfeited upon the termination of employment or service relationship in accordance with the process set out in the Articles of the Company prior to IPO, and in accordance with the process set out in the Vesting Agreements post-IPO and 2020 Plan, or in the case of the SIP Plan, SIP shares in accordance with the rules of the SIP Plan. Before IPO, the forfeited shares were converted into deferred shares, with a repurchase right for a nominal amount in favor of the Company. As of December 31, 2020, the Company repurchased 1,509,384 deferred shares for consideration of £0.01 to each holder for all of the deferred shares held by that holder. As part of the Company’s reorganization, 109,058 outstanding deferred shares in existence immediately before the IPO were cancelled upon the IPO, and a single deferred share with a nominal value of £92,451.851 in the capital of the Company was created. As of December 31, 2022, the Company had one deferred share which could be repurchased by the Company at any time for nil consideration. SIP shares forfeited under the rules of the SIP Plan are made available under the ESPP for future issuances. In accordance with the relevant Vesting Agreements, in 2022 and 2023, we cancelled 6,036 shares and 174,595 shares, respectively, that were held by employees who left employment with the Company since the IPO.

The Company measures all share-based awards using the fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company has granted Employee Shares to employees and non-employees with service-based conditions and SIP Shares to employees with service-based conditions, and in both cases records expense for these awards using the straight-line method. A summary of the changes in the Company’s unvested ordinary shares from December 31, 2021 through December 31, 2023 are as follows:

	Number of	Weighted
	unvested	average
	ordinary	grant date
	shares	fair value
Unvested ordinary shares as of December 31, 2021	1,903,058	$6.43
Granted	356,566	2.86
Vested	(915,817)	5.29
Forfeited	(49,004)	3.53
Unvested ordinary shares as of December 31, 2022	1,294,803	$4.89
Granted	383,126	0.95
Vested	(595,202)	6.25
Forfeited	(243,882)	4.79
Unvested ordinary shares as of December 31, 2023	838,845	$3.92

As of December 31, 2023 and 2022, there was $2.6 million and $6.1 million of unrecognized compensation costs related to unvested Employee Shares outstanding, which is expected to be recognized over a weighted-average period of 1.2 years and 1.8 years, respectively.

Share Options

The following table summarizes the Company’s share options activity for the year ended December 31, 2023:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2022	2,993,641	$6.18	8.51	$150
Granted	2,453,312	$1.15
Exercised
Forfeited	(389,854)	$4.13
Outstanding as of December 31, 2023	5,057,099	$4.09	8.27	$232
Exercisable as of December 31, 2023	1,388,148	$7.36	7.19	$37
Unvested as of December 31, 2023	3,668,951	$2.86	8.68	$195

The weighted average grant-date fair value of share options granted during the year ended December 31, 2023 and 2022 was $0.81 and $2.02 per share, respectively.

As of December 31, 2023, there was $4.8 million of unrecognized compensation cost related to share options outstanding, which is expected to be recognized over a weighted-average period of 2.2 years.

Share Option Valuation

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees during the year ended December 31, 2023 and 2022 were as follows:

	Year Ended December 31,	Year Ended December 31,
	2023	2022
Expected term (in years)	6.02	6.04
Expected volatility	72.81%	69.74%
Expected dividend yield	0.00%	0.00%
Risk free interest rate	3.53%	2.00%
Fair value of underlying ordinary shares	$1.19	$3.06

Share-based Compensation Expense

Share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	Years Ended December 31,
	2023	2022	2021
Research and development	$3,500	$3,750	$3,362
General and administrative	2,857	3,272	2,955
	$6,357	$7,022	$6,317

9. Leases

The Company determines whether an arrangement is a lease at contract inception by establishing if the contract conveys the right to use, or control the use of, identified property, plant, or equipment for a period of time in exchange for consideration. Leases may be classified as finance leases or operating leases. All the Company’s leases are classified as operating leases. Operating lease right-of-use assets and operating lease liabilities are recognized in the Consolidated Balance Sheets. The operating leases of the Company are for real property for office and laboratory use, for which the Company recorded right-of-use assets and lease liabilities as of the ASU 2016-02 effective date or lease commencement date, if later. In addition, three of the Company’s leases met the short-term exception, having lease terms of 12 months or less, and are therefore not recorded on the Company’s balance sheet. The Company’s leases do not include purchase options. Where the Company’s leases contain options to extend the lease term, the extended lease term is only included in the measurement of the lease when it is reasonably certain to remain in the lease beyond the non-cancelable term. The Company’s leases contain variable lease costs, which pertain to common area maintenance and other operating charges, that are expensed as incurred.

Operating leases

On July 8, 2016, the Company entered into a Master Service Agreement ("MSA") with Royal Free London NHS Foundation Trust, which included access rights to the laboratory space at the Royal Free Hospital, Pond Street, London, with a 5-year term. The Master Service Agreement was due to expire on August 31, 2020. On June 1, 2020, the Master Service Agreement was renewed and was due to expire on August 31, 2023. These leases were renewed and expire on May 31, 2025. In addition, in October 2023, the Company entered into a lease under this MSA for additional office space at this location expiring in June 2024, with a three-month rolling break clause.

On February 1, 2019, the Company entered into six agreements with Stevenage Bioscience Catalyst to lease office and laboratory suites at Gunnels Wood Road, Stevenage, Hertfordshire, which were due to expire on January 31, 2021. In February 2021, the Company renewed the agreements which expired on July 31, 2022. On July 29, 2022, the Company renewed five of the agreements which commenced on August 1, 2022 with three of the leases expiring in April 2024 and two of the leases expiring on December 31, 2023. with a two-month rolling break clause. The two leases that expired on December 31, 2023 were not renewed.

In December 2020, the Company entered into a new lease of a warehouse in west London, United Kingdom for a period of 10 years, with a break clause at 5 years. In October 2023, the Company terminated this lease subject to the payment of a lease termination premium of $0.3 million and derecognized the related right-of-use asset of $1.9 million and operating lease liabilities of $2.0 million, resulting in a gain of less than $0.1 million.

On February 21, 2020, the Company entered into a non-cancellable operating lease in relation to office premises at Hammersmith Road, London for a period of 10 years, with a break clause at 5 years.

On February 28, 2020, the Company entered into a 4-year manufacturing services collaboration agreement for laboratory space access at Gunnels Wood Road, Stevenage, Hertfordshire, with cancellation penalties of up to £0.1 million or $0.2 million as of December 31, 2023 should the Company terminate without due cause. On February 22, 2024, the Company entered into an amendment to the manufacturing services collaboration agreement which extended the term through March 31, 2025.

In June 2021, the Company entered into a new lease of office premises in London, United Kingdom for a period of 3 years, with a break clause at 2 years. The Company elected not to exercise the break in December 2022. As a result, the lease expires in June 10, 2024.

On October 1, 2021, the Company entered into a non-cancellable operating lease in relation to office and laboratory premises in Philadelphia, Pennsylvania in the United States for a period of 38 months. The right-of-use asset and lease liability was recorded on the lease commencement date, which was in January 2022. In connection with this lease, the Company maintains a required minimum balance, currently less than $0.1 million, in connection with a letter of credit issued for the benefit of the landlord for its commercial facility used as a security deposit for the lease. The total amount is classified as Restricted Cash and has been classified as a non-current asset on the Consolidated Balance Sheets. The letter of credit expires on September 30, 2024. However, it automatically extends for additional one-year periods, without written amendment agreement, in each succeeding calendar year, through the lease expiration date.

In June 2021, the Company entered into an obligation to take on a new lease of lab and office premises in Stevenage, Hertfordshire, United Kingdom for a period of 10 years, with a break clause at 3 and 6 years. This lease commenced in September 2022.

On March 11, 2022, the Company entered into an agreement to reserve manufacturing capacity with a Contract Manufacturing Organization, or CMO, in King of Prussia, PA. The Company concluded that this agreement contains embedded leases as up to two Good Manufacturing Practices, or GMP, suites and office space at the facility are designated for the Company's exclusive use during the term of the agreement. The leased space has not yet been placed into service or made available for its intended use and has therefore not commenced as of December 31, 2023.

Summary of lease costs recognized under ASU 2016-02

The following table contains a summary of the lease costs recognized under ASU 2016-02 and other information pertaining to the Company’s operating leases for the years ended December 31, 2023, 2022, and 2021 (dollars in thousands):

	Years ended December 31,
	2023	2022	2021
Lease cost
Operating lease cost	$4,655	$4,512	$4,718
Variable lease cost	5,291	3,921	5,022
Short-term lease cost	379	363	65
	$10,325	$8,796	$9,805
Other information:
Cash paid for amounts included in the measurement of lease liabilities: Operating cash flows used in operating leases	$4,537	$4,859	$4,736
Right of use assets obtained in exchange for new operating lease liabilities	$2,108	$2,111	$314
Right of use assets terminated in exchange for operating lease liabilities, net	$(1,916)	$—	$—
Weighted average remaining lease term (in years)	1.3	2.3	3.1
Weighted average discount rate	6.61%	5.13%	4.86%

Variable lease cost is determined based on usage in accordance with the contractual agreements.

Pursuant to the terms of the Company’s non-cancelable lease agreements in effect as of December 31, 2023, the following table summarizes the Company’s maturities of operating lease liabilities as of December 31, 2023 (in thousands):

December 31,
2023
Operating lease liabilities payment
2024	$3,717
2025	1,099
2026
2027	-
Total lease payments	$4,816
Less: imputed interest	(201)
Present value of lease liability	$4,615

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

In July 2017, the Company obtained a non-exclusive license to the LOHHLA patent under the License Agreement. In October 2018, the Company obtained an exclusive license to the LOHHLA patent under an addendum to the License Agreement. Under the License Agreement, the Company holds an option to exploit products in the therapeutic vaccine field (the “Vaccine Option”). In March 2021, the Company extended the Vaccine Option from May 2021 to May 2023 with a payment of less than £0.1 million or $0.1 million. The Company exercised the Vaccine Option on May 4, 2023.

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

Unless terminated earlier, the term of the agreement continues until the later of the expiration of the royalty term in each country and such time as no further milestone payments are due, and upon such termination, the licenses granted shall become fully-paid, royalty-free, irrevocable, and perpetual. The Company has the right to terminate the license agreement for convenience in its entirety upon 90 days’ notice. Each party may terminate the agreement if the other party is in material breach subject to a 90 day remedy period. The Company has the right to acquire ownership of the TRACERx patents upon either: (i) the occurrence of a royalty product for use in the therapeutic field; (ii) CRT shareholders cease to hold any ordinary shares in the Company; (iii) the Company undergoes an initial public offering; or (iv) the Company is acquired by a third party for more than £25.0 million. Upon its IPO, the Company gave notice to CRT to exercise the option to acquire the TRACERx patents with no consideration in accordance with the terms of the License Agreement. The acquisition was finalized in accordance with an assignment and license agreement, or Assignment Agreement, with effective date November 29, 2023. Under the terms of the Assignment Agreement the relevant TRACERx patents were assigned to the Company and the Company will license back certain rights to CRT in relation to those assigned patents.

Expenses of $0.1 million were recorded for the year ended December 31, 2023 and less than $0.1 million of expenses were recorded for the years ended December 31, 2022 and 2021 related to the CRT License Agreement.

11. Income taxes

The Company is domiciled in the United Kingdom and is primarily subject to taxation in that country. During the years ended December 31, 2023, 2022 and 2021, the Company recorded no income tax benefits for the net operating losses incurred in the UK in each period due to its uncertainty of realizing a benefit from those items. During the year ended December 31, 2023, 2022 and 2021, the Company recorded a tax provision related to income tax obligations of its operating company in the U.S., which generates a profit for tax purposes.

Loss before provision for income taxes consisted of the following (in thousands):

	December 31,
	2023	2022	2021
United Kingdom	$(69,329)	$(71,405)	$(61,182)
Foreign	155	340	120
	$(69,174)	$(71,065)	$(61,062)

The income tax provision for the years ended December 31, 2023, 2022 and 2021 is comprised of the following (in thousands):

	December 31,
	2023	2022	2021
Current expense:
United Kingdom	$—	$—	$—
Foreign	281	337	59
Total current expense:	281	337	59
Deferred expense (benefit):
United Kingdom	—	—	—
Foreign	210	(226)	(22)
Total deferred expense (benefit):	210	(226)	(22)
Total income tax expense:	$491	$111	$37

The provision for income taxes for the years ended December 31, 2023, 2022 and 2021 was computed at the United Kingdom statutory income tax rate.

A reconciliation of income tax expense computed at the statutory UK income tax rate to income taxes as reflected in the consolidated financial statements is as follows:

	Year Ended December 31,
	2023	2022	2021
Income taxes at UK statutory rate	23.50%	19.00%	19.00%
Return to provision	(9.95)%	6.87%	—
R&D expenditure	(11.00)%	(8.30)%	(6.67)%
Change in valuation allowance	(3.39)%	(23.58)%	(20.12)%
Change in UK tax rate	0.13%	5.66%	7.64%
Other	—	0.19%	(0.13)%
	(0.71)%	(0.16)%	(0.28)%

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2023, 2022 and 2021 consist of the following (in thousands):

	December 31,
	2023	2022		2021
Deferred tax assets
Net operating loss carryforwards	$30,435	$35,121		$17,742
Non-cash share-based compensation	6,488	4,456		2,328
Depreciation	606	(7,989)		(1,311)
Other	112	2,143		329
Total deferred tax assets	$37,641	$33,731	$—	$19,088
Valuation allowance	(37,600)	(33,480)		$(19,062)
Net deferred tax assets	$41	$251		$26

As of December 31, 2023, 2022 and 2021, the Company had UK net operating loss carryforwards of $121.7 million, $140.5 million and $71.0 million, respectively, that can be carried forward indefinitely.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2023, 2022 and 2021 related primarily to the increases in net operating loss carryforwards and research and development tax credit carryforwards were as follows (in thousands):

	December 31,
	2023	2022	2021
Valuation allowance at beginning of year	$33,480	$19,062	$7,088
Increases recorded to income tax provision	2,252	12,731	7,624
Exchange difference	1,774	(2,332)	(313)
Change in tax rate	94	4,019	4,663
Valuation allowance at end of year	$37,600	$33,480	$19,062

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2023, 2022 and 2021, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income for the UK entity and determined that it is more likely than not the net deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance for the UK entity as of December 31, 2023, 2022 and 2021.

The Company applies the authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the relevant taxing authority. There were no material uncertain tax positions as of December 31, 2023, 2022 and 2021.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense when in a taxable income position. As of December 31, 2023 and 2022, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statement of operations.

The Company files income tax returns in the UK Generally, the tax years through 2022 in the UK remain open to examination. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the UK tax authorities, if such tax attributes are utilized in a future period. The Company also files income tax returns in the US. Generally, the tax years through 2021 in the U.S. remain open to examination.

On May 24, 2021, the Finance Act 2021 (the Act) was enacted in the UK. The Act increases the corporate income tax from 19% to 25% effective April 1, 2023 and enhances the first-year capital allowance on qualifying new plant and machinery assets effective April 1, 2021. The effects on the Company’s existing deferred tax balances have been recorded and is offset by the valuation allowance maintained against the Company’s UK net deferred tax assets.

As of December 31, 2023 and 2022, income taxes on undistributed earnings of the Company’s U.S. subsidiary have not been provided for as the Company plans to indefinitely reinvest these amounts in the U.S. The cumulative undistributed foreign earnings were not material as of December 31, 2023 and 2022.

12. Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	Year ended December 31,
	2023	2022	2021
Numerator
Net loss	$(69,665)	$(71,176)	$(61,099)
Net loss attributable to ordinary shareholders—basic and diluted	$(69,665)	$(71,176)	$(61,099)
Denominator
Weighted-average number of ordinary shares used in net loss per share—basic and diluted	39,973,059	39,139,693	28,654,760
Net loss per share—basic and diluted	$(1.74)	$(1.82)	$(2.13)

The Company’s potentially dilutive securities, which include warrants to purchase ordinary shares, unvested Employee Shares and Convertible Preferred Shares, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to ordinary shareholders is the same. The Company excluded the following potential ordinary shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders for the year ended December 31, 2023, 2022 and 2021 because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2023	2022	2021
Unvested ordinary shares	838,845	1,294,803	1,903,058
Share options	5,057,099	2,993,641	1,357,847
Total	5,895,944	4,288,444	3,260,905

13. Commitments and contingencies

Commitment with suppliers

The Company entered into several agreements with vendors that contain non-cancellable software arrangements and minimum purchase commitments of laboratory materials and consumables for the purpose of research and development activities as well as clinical development. The unused purchase commitment as of December 31, 2023 and 2022 was $3.5 million and $3.8 million, respectively.

Asset Retirement Obligations

The following is a reconciliation of our beginning and ending asset retirement obligation balances for 2023 and 2022 (in thousands):

	2023	2022
Balance, beginning of the year	$933	$690
Additional obligations recognized in the current year	-	168
Accretion expense	82	75
Balance, end of year	$1,015	$933

The Company’s asset retirement obligations relate to post-closure reclamation costs for leases of office and laboratory space.

Legal proceedings

From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. The Company was not a party to any litigation and did not have contingency reserves established for any liabilities as of December 31, 2023 and 2022.

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

14. Related party transactions

The Company analyzed its transactions with related parties for the years ended December 31, 2023, 2022 and 2021, and determined that it had the no material transactions that have not been described elsewhere in the financial statements.

15. Employee benefit plans

In the UK, the Company makes contributions to private defined contribution pension schemes on behalf of its employees. The contributions to this scheme are expensed to the statement of operations as they fall due. The Company paid $2.3 million, $2.3 million and $1.8 million in contributions in the years ended December 31, 2023, 2022 and 2021, respectively.

In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company paid less than $0.1 million in contributions in the years ended December 31, 2023, 2022 and 2021, respectively.

16. Subsequent Events

The Company has completed an evaluation of all subsequent events through April 4, 2024, the date on which the financial statements were issued, to ensure that these financial statements include appropriate disclosure of events both recognized in these financial statements as of December 31, 2023, and events which occurred subsequently but were not recognized in these financial statements.

Item 19. Exhibits.

EXHIBIT INDEX

		Incorporation by Reference
Exhibit Number	Description of Document	Schedule/Form	File Number	Exhibit	File Date

1.1	Articles of Association of Achilles Therapeutics plc.	Form 20-F	001-40299	1.1	3/1/2022

2.1	Deposit Agreement, dated as of March 30, 2021, by and among the registrant, The Bank of New York Mellon, as the depositary bank, and the holders and beneficial holders from time to time of American Depositary Shares issued thereunder.	Form 20-F	001-40299	2.1	3/1/2022

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).	Form 20-F	001-40299	2.2	3/1/2022

2.3	Description of Securities	Form 20-F	001-40299	2.3	3/1/2022

4.1#	2020 Omnibus Plan, as amended, and forms of award agreements thereunder.	Form F-1	333-253735	10.1	3/1/2021

4.2#	2021 Equity Stock Purchase Plan	Form F-1	333-253735	10.2	3/1/2021

4.3#	2021 Omnibus Plan	Form F-1	333-253735	10.3	3/1/2021

4.4	Form of Amended and Restated Registration Rights Agreement, by and between the registrant, Cancer Research Technology Limited and the shareholders listed therein.	Form F-1	333-253735	10.4	3/1/2021

4.5	Lease Agreement, by and between Achilles Therapeutics Limited, 245 Hammersmith Road Nominee 1 Limited, 245 Hammersmith Road Nominee 2 Limited and 245 Hammersmith Road Limited Partnership, dated as of February 21, 2020.	Form F-1	333-253735	10.5	3/1/2021

4.6	Collaboration Agreement, by and between Achilles Therapeutics Limited and Cell Therapy Catapult, dated as of February 28, 2020, as amended.	Form F-1	333-253735	10.6	3/1/2021

4.7*	Amendment Two, by and between Achilles Therapeutics UK Limited and Cell Therapy Catapult Limited, dated as of February 22, 2024.

4.8†	License Agreement, by and between Achilles Therapeutics Limited and Cancer Research Technology Limited, dated as of May 24, 2016, as amended.	Form F-1/A	333-253735	10.7	3/10/2021

4.9†*	Patent Assignment and Licence Agreement, by and between Achilles Therapeutics Limited and Cancer Research Technology Limited, dated as of November 29, 2023.

4.10	Lease Agreement, by and between Achilles Therapeutics Limited and RLUKREF Nominees (UK) One Limited and RLUKREF Nominees (UK) Two Limited, dated as of December 16, 2020.	Form F-1	333-253735	10.8	3/1/2021

4.11#	Form of Employment Agreement with Iraj Ali.	Form F-1	333-253735	10.9	3/1/2021

4.12#	Form of Deed of Indemnity between Achilles Therapeutics plc and each of its Directors and Officers.	Form F-1	333-253735	10.10	3/1/2021

8.1*	List of Subsidiaries.

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1+	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934.

13.2+	Certification of CFO Chief Financial Officer to Rule 13a-14(b) of the Securities Exchange Act of 1934.

15.1*	Consent of Independent Registered Public Accounting Firm.

97*	Compensation Recovery Policy

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

+ Furnished herewith.

† Certain portions of this exhibit have been omitted by means of redacting a portion of the text and replacing it with “[*]”, because they are both (i) not material and (ii) the type of information that the Registrant treats as private or confidential.

# Indicates a management contract or any compensatory plan, contract or arrangement.*

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ACHILLES THERAPEUTICS PLC

Date: April 4, 2024	By:	/s/ Iraj Ali
		Name:	Iraj Ali, Ph.D.
		Title:	Chief Executive Officer